Dreyfus Premier State Municipal Bond Fund, Connecticut Series

SEMIANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Connecticut Series, covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James Welch.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Connecticut Series perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved total returns of 0.55% for Class A shares, 0.29% for Class B shares and 0.16% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper Connecticut Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.14% for the reporting period.[3]

Low inflation expectations and robust investor demand helped municipal bonds withstand the potentially eroding effects of rising short-term interest rates during the reporting period. The fund produced higher returns than its Lipper category average, which we attribute partly to its emphasis on longer-term bonds. However, the fund slightly underperformed the Index, which contains bonds from many states, not just Connecticut, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Connecticut state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Connecticut state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Rising short-term interest rates represented one of the most significant influences on the fund's performance. In its ongoing campaign to forestall inflationary pressures, the Federal Reserve Board (the "Fed") raised the overnight federal funds rate from 2.75% at the start of the reporting period to 3.75% by the end. The Fed acted again on November 1, 2005, just one day after the reporting period's close, hiking the federal funds rate to 4%.

Yields of municipal bonds with short maturities rose along with interest rates, eroding some of the value of those securities. However, unlike most previous credit tightening cycles, longer-term bonds remained remarkably resilient due to persistently low inflation and robust investor demand. As a result, yield differences between shorter- and longer-term bonds narrowed, supporting prices of securities at the long end of the maturity spectrum.

In addition, the fund's holdings benefited from Connecticut's improving fiscal condition. Tax revenues rose and the state cut spending to address its structural budget imbalance, enabling it to maintain a "double-A"

credit rating. However, because of its relatively narrow industrial base, Connecticut's fiscal recovery has not been as strong as most other states.

In this environment, the fund continued to enjoy competitive levels of income from its seasoned, core holdings. In addition, our emphasis on bonds with maturities in the 20- to 25-year range helped the fund participate more fully in strength within this part of the maturity spectrum. When making new purchases, we tended to focus on bonds from issuers in the relatively affluent southwestern part of Connecticut, where high property taxes help support local fiscal conditions.

What is the fund's current strategy?

In response to stronger-than-expected economic data, the Fed recently signaled its intention to raise interest rates more than many analysts previously expected, and longer-term bond yields began to rise. Accordingly, we have maintained a generally defensive investment posture, including setting the fund's sensitivity to interest-rate changes below industry averages. However, high energy prices and rising interest rates could dampen economic growth and cause inflation fears to ease, so we have maintained our emphasis on securities in the 20- to 25-year maturity range, where we believe volatility is likely to remain muted.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Connecticut Series from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.60	$ 7.27	$ 8.43
Ending value (after expenses)	$1,005.50	$1,002.90	$1,001.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.63	$ 7.32	$ 8.49
Ending value (after expenses)	$1,020.62	$1,017.95	$1,016.79

† *Expenses are equal to the fund's annualized expense ratio of .91% for Class A, 1.44% for Class B and 1.67% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

Long-Term Municipal Investments−99.8%	Principal Amount ($)	Value ($)
Connecticut−69.8%		
Connecticut:		
5.25%, 3/1/2007	3,000,000 [a]	3,113,550
5.25%, 3/1/2007	2,700,000 [a]	2,802,195
5%, 3/15/2008	70,000 [a]	73,482
5.125%, 3/15/2008	25,000 [a]	26,326
6.594%, 3/15/2012	5,000,000 [b,c]	5,497,400
5%, 8/15/2021 (Insured; FGIC)	2,000,000	2,096,300
5%, 10/15/2021 (Insured; FSA)	3,500,000	3,661,280
5.25%, 10/15/2021 (Insured; MBIA)	7,915,000	8,572,103
5.25%, 10/15/2022 (Insured; MBIA)	2,000,000	2,166,040
Airport Revenue (Bradley International Airport):		
5.25%, 10/1/2013 (Insured; FGIC)	30,000	31,703
7.105%, 10/1/2013 (Insured; FGIC)	2,750,000 [b,c]	3,061,905
5.25%, 10/1/2016 (Insured; FGIC)	20,000	21,012
7.105%, 10/1/2016 (Insured; FGIC)	2,225,000 [b,c]	2,449,992
(Clean Water Fund) Revenue:		
5.125%, 9/1/2009	3,050,000 [a]	3,271,674
5.25%, 7/15/2012	15,000	16,032
7.082%, 7/15/2012	4,850,000 [b,c]	5,517,166
Special Tax Obligation Revenue (Transportation Infrastructure):		
Series A, 5.50%, 11/1/2007 (Insured; FSA)	4,580,000	4,787,245
Series B, 5.50%, 11/1/2007 (Insured; FSA)	5,000,000	5,226,250
7.125%, 6/1/2010	3,400,000	3,868,520
5.375%, 7/1/2020 (Insured; FSA)	2,000,000	2,166,720
Connecticut Development Authority, Revenue:		
Airport Facility (Learjet Inc. Project)		
7.95%, 4/1/2026	2,300,000	2,749,282
First Mortgage Gross, Health Care Project:		
(Church Homes Inc., Congregational Avery Heights Project)		
5.80%, 4/1/2021	3,000,000	3,048,870
(Elim Park Baptist Home, Inc. Project):		
5.375%, 12/1/2018	2,300,000	2,352,003
5.75%, 12/1/2023	1,000,000	1,048,980
PCR (Connecticut Light and Power):		
5.85%, 9/1/2028	3,200,000	3,414,240
5.95%, 9/1/2028	1,945,000	2,079,127
Water Facilities (Bridgeport Hydraulic)		
6.15%, 4/1/2035 (Insured; AMBAC)	2,750,000	2,897,482

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($
Connecticut (continued)		
Connecticut Health and Educational Facilities Authority, Revenue:		
(Danbury Hospital)		
5.75%, 7/1/2029 (Insured; AMBAC)	3,000,000	3,234,060
(Eastern Connecticut Health Network Issue)		
5.125%, 7/1/2030 (Insured; Radian)	1,500,000 d	1,540,755
(Greenwich Academy)		
5.75%, 3/1/2006 (Insured; FSA)	3,130,000 a	3,190,722
(Hartford University)		
5.625%, 7/1/2026 (Insured; Radian)	4,200,000	4,504,248
(Hospital for Special Care)		
5.375%, 7/1/2017 (Insured; ACA)	3,680,000	3,768,762
(Loomis Chaffee School Project):		
5.25%, 7/1/2011	3,000,000 a	3,262,380
5.50%, 7/1/2011	2,150,000 a	2,365,301
5.25%, 7/1/2021	900,000	950,913
(New Britian General Hospital)		
6.125%, 7/1/2014 (Insured; AMBAC)	1,000,000	1,012,450
(Sacred Heart University):		
6.50%, 7/1/2006	1,465,000 a	1,526,589
6.625%, 7/1/2006	2,720,000 a	2,836,579
6.125%, 7/1/2007	1,000,000 a	1,065,850
(Trinity College Issue)		
5.875%, 7/1/2006 (Insured; MBIA)	2,500,000 a	2,595,900
(University of New Haven):		
6.625%, 7/1/2006	2,050,000 a	2,135,895
6.70%, 7/1/2006	8,605,000 a	8,969,766
(William W. Backus Hospital)		
5.75%, 7/1/2007 (Insured; AMBAC)	2,500,000 a	2,651,450
(Windham Community Memorial Hospital)		
6%, 7/1/2020 (Insured; ACA)	1,000,000	1,033,230
(Yale, New Haven Hospital)		
5.70%, 7/1/2025 (Insured; MBIA)	8,070,000	8,348,092
(Yale University):		
5.125%, 7/1/2027	5,400,000	5,634,954
5%, 7/1/2035	6,500,000	6,770,205
5%, 7/1/2042	3,095,000	3,183,084
Connecticut Housing Finance Authority (Housing Mortgage Finance Program):		
5.05%, 11/15/2021	4,950,000	5,050,633
6%, 11/15/2027	4,000,000	4,111,960
5.45%, 11/15/2029	5,805,000	5,935,032

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($
Connecticut (continued)		
Connecticut Resource Recovery Authority, RRR (American Ref Fuel Co.) 5.50%, 11/15/2015	1,000,000	1,029,650
Eastern Connecticut Resource Recovery Authority (Wheelabrator Lisbon Project):		
5.50%, 1/1/2014	8,050,000	8,123,255
5.50%, 1/1/2020	7,000,000	7,000,000
Greenwich Housing Authority, MFHR (Greenwich Close Apartments):		
6.25%, 9/1/2017	2,840,000	2,998,870
6.35%, 9/1/2027	2,000,000	2,112,960
Hartford Parking System, Revenue 6.50%, 7/1/2010	1,500,000 [a]	1,682,160
South Central Connecticut Regional Water Authority, Water System Revenue:		
5%, 8/1/2024 (Insured; MBIA)	4,285,000	4,496,765
5%, 8/1/2030 (Insured; MBIA)	3,000,000	3,111,120
5%, 8/1/2035 (Insured; MBIA)	1,500,000	1,551,975
Sprague, EIR (International Paper Co. Project) 5.70%, 10/1/2021	1,350,000	1,394,266
Stamford 6.60%, 1/15/2010	2,750,000	3,091,385
University of Connecticut:		
5.75%, 3/1/2010 (Insured; FGIC)	1,770,000 [a]	1,947,867
5.75%, 3/1/2010 (Insured; FGIC)	2,500,000 [a]	2,751,225
5.125%, 2/15/2020 (Insured; MBIA)	1,000,000	1,063,310
Special Obligation Student Fee Revenue:		
5.75%, 11/15/2010 (Insured; FGIC)	2,500,000 [a]	2,778,125
6%, 11/15/2010 (Insured; FGIC)	2,425,000 [a]	2,716,606
6%, 11/15/2010 (Insured; FGIC)	2,000,000 [a]	2,240,500
5.25%, 11/15/2021 (Insured; FGIC)	1,755,000	1,893,943
U.S. Related−30.0%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds:		
6%, 7/1/2010	5,000,000 [a]	5,525,650
5.375%, 5/15/2033	3,500,000	3,606,785
5.375%, 5/15/2050	16,000,000	984,960
Commonwealth of Puerto Rico:		
5.50%, 7/1/2012 (Insured; MBIA)	50,000	55,443
7.628%, 7/1/2012 (Insured; MBIA)	2,000,000 [b,c]	2,435,440
7.628%, 7/1/2013 (Insured; MBIA)	3,950,000 [b,c]	4,854,985

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($
U.S. Related (continued)		
Commonwealth of Puerto Rico (continued):		
5.65%, 7/1/2015 (Insured; MBIA)	6,690,000	7,565,654
(Public Improvement):		
5.25%, 7/1/2011 (Insured; FSA)	2,795,000 [a]	3,036,069
5.50%, 7/1/2013 (Insured; MBIA)	100,000	111,456
5.25%, 7/1/2014 (Insured; MBIA)	3,925,000	4,331,041
5.25%, 7/1/2015 (Insured; MBIA)	1,000,000	1,104,830
6%, 7/1/2015 (Insured; MBIA)	2,000,000	2,329,300
Puerto Rico Aqueduct and Sewer Authority,		
Revenue 6.25%, 7/1/2013 (Insured; MBIA)	9,000,000	10,470,330
Puerto Rico Electric Power Authority,		
Power Revenue:		
5.125%, 7/1/2026 (Insured; FSA)	4,410,000	4,639,055
5.25%, 7/1/2029 (Insured; FSA)	8,000,000	8,534,400
Puerto Rico Highway and Transportation Authority,		
Highway Revenue:		
5.50%, 7/1/2006 (Insured; FSA)	2,375,000 [a]	2,449,123
5.50%, 7/1/2013 (Insured; MBIA)	10,000	11,082
7.605%, 7/1/2013 (Insured; MBIA)	2,290,000 [b,c]	2,785,396
5.50%, 7/1/2036	8,500,000	9,072,815
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Revenue (Teachers Retirement System) 5.50% 7/1/2021	800,000	827,344
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue Zero Coupon, 7/1/2035 (Insured; AMBAC)	9,000,000	2,086,110
Puerto Rico Public Finance Corp. (Commonwealth Appropriation) 6%, 8/1/2026 (Insured; AGC)	4,755,000	5,764,582
University of Puerto Rico, University Revenue 5.50%, 6/1/2015 (Insured; MBIA)	5,000,000	5,085,400
Virgin Islands Public Finance Authority, Revenue, Gross Receipts Taxes Loan Note 6.375%, 10/1/2019	2,000,000	2,238,360
Virgin Islands Water and Power Authority, Electric System 5.30%, 7/1/2021	1,750,000	1,761,725
Total Investments (cost $287,875,290)	**99.8%**	**305,347,006**
Cash and Receivables (Net)	**.2%**	**672,665**
Net Assets	**100.0%**	**306,019,671**

Summary of Abbreviations

ACA	American Capital Access		**GNMA**	Government National Mortgage Association
AGC	ACE Guaranty Corporation		**GO**	General Obligation
AGIC	Asset Guaranty Insurance Company		**HR**	Hospital Revenue
AMBAC	American Municipal Bond Assurance Corporation		**IDB**	Industrial Development Board
ARRN	Adjustable Rate Receipt Notes		**IDC**	Industrial Development Corporation
BAN	Bond Anticipation Notes		**IDR**	Industrial Development Revenue
BIGI	Bond Investors Guaranty Insurance		**LOC**	Letter of Credit
BPA	Bond Purchase Agreement		**LOR**	Limited Obligation Revenue
CGIC	Capital Guaranty Insurance Company		**LR**	Lease Revenue
			MBIA	Municipal Bond Investors Assurance Insurance Corporation
CIC	Continental Insurance Company		**MFHR**	Multi-Family Housing Revenue
CIFG	CDC Ixis Financial Guaranty		**MFMR**	Multi-Family Mortgage Revenue
CMAC	Capital Market Assurance Corporation		**PCR**	Pollution Control Revenue
COP	Certificate of Participation		**RAC**	Revenue Anticipation Certificates
CP	Commercial Paper		**RAN**	Revenue Anticipation Notes
EDR	Economic Development Revenue		**RAW**	Revenue Anticipation Warrants
EIR	Environmental Improvement Revenue		**RRR**	Resources Recovery Revenue
			SAAN	State Aid Anticipation Notes
FGIC	Financial Guaranty Insurance Company		**SBPA**	Standby Bond Purchase Agreement
FHA	Federal Housing Administration		**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank		**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation		**SONYMA**	State of New York Mortgage Agency
FNMA	Federal National Mortgage Association		**SWDR**	Solid Waste Disposal Revenue
			TAN	Tax Anticipation Notes
FSA	Financial Security Assurance		**TAW**	Tax Anticipation Warrants
GAN	Grant Anticipation Notes		**TRAN**	Tax and Revenue Anticipation Notes
GIC	Guaranteed Investment Contract		**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	65.7
AA		Aa		AA	4.8
A		A		A	3.7
BBB		Baa		BBB	21.4
BB		Ba		BB	.9
Not Rated e		Not Rated e		Not Rated e	3.5
					100.0

† *Based on total investments.*

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Inverse floater security—the interest rate is subject to change periodically.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2005, these securities amounted to $26,602,284 or 8.7% of the funds net assets.*

d *Purchased on a delayed delivery basis.*

e *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	287,875,290	305,347,006
Interest receivable		4,769,051
Receivable for investment securities sold		314,261
Receivable for shares of Beneficial Interest subscribed		33,164
Prepaid expenses		11,689
		310,475,171
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		230,949
Cash overdraft due to Custodian		2,127,161
Payable for investment securities purchased		1,530,210
Payable for shares of Beneficial Interest redeemed		501,028
Accrued expenses		66,152
		4,455,500
Net Assets ($)		**306,019,671**
Composition of Net Assets ($):		
Paid-in capital		292,258,569
Accumulated undistributed investment income–net		49,344
Accumulated net realized gain (loss) on investments		(3,759,958)
Accumulated net unrealized appreciation (depreciation) on investments		17,471,716
Net Assets ($)		**306,019,671**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	266,253,448	27,778,196	11,988,027
Shares Outstanding	22,343,486	2,333,060	1,007,700
Net Asset Value Per Share ($)	**11.92**	**11.91**	**11.90**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**8,173,080**
Expenses:	
Management fee–Note 3(a)	873,358
Shareholder servicing costs–Note 3(c)	500,542
Distribution fees–Note 3(b)	121,231
Custodian fees	17,996
Professional fees	16,925
Registration fees	10,547
Prospectus and shareholders' reports	10,208
Trustees' fees and expenses–Note 3(d)	4,180
Loan commitment fees–Note 2	960
Miscellaneous	14,893
Total Expenses	**1,570,840**
Investment Income–Net	**6,602,240**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	438,375
Net unrealized appreciation (depreciation) on investments	(5,375,309)
Net Realized and Unrealized Gain (Loss) on Investments	**(4,936,934)**
Net Increase in Net Assets Resulting from Operations	**1,665,306**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income–net	6,602,240	13,480,225
Net realized gain (loss) on investments	438,375	(393,323)
Net unrealized appreciation (depreciation) on investments	(5,375,309)	5,875,269
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,665,306**	**18,962,171**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(5,823,996)	(11,712,333)
Class B shares	(563,700)	(1,372,455)
Class C shares	(209,341)	(384,991)
Total Dividends	**(6,597,037)**	**(13,469,779)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	7,241,333	15,901,289
Class B shares	306,197	1,522,672
Class C shares	1,378,045	2,185,150
Dividends reinvested:		
Class A shares	3,505,201	7,077,363
Class B shares	323,951	793,869
Class C shares	136,670	243,121
Cost of shares redeemed:		
Class A shares	(14,410,206)	(35,009,749)
Class B shares	(5,319,316)	(10,848,875)
Class C shares	(976,179)	(2,677,275)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(7,814,304)**	**(20,812,435)**
Total Increase (Decrease) in Net Assets	**(12,746,035)**	**(15,320,043)**
Net Assets ($):		
Beginning of Period	318,765,706	334,085,749
End of Period	**306,019,671**	**318,765,706**
Undistributed investment income–net	49,344	–

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	598,325	1,319,455
Shares issued for dividends reinvested	290,336	587,618
Shares redeemed	(1,193,828)	(2,922,312)
Net Increase (Decrease) in Shares Outstanding	**(305,167)**	**(1,015,239)**
Class B[a]		
Shares sold	25,418	126,506
Shares issued for dividends reinvested	26,842	65,996
Shares redeemed	(440,553)	(903,734)
Net Increase (Decrease) in Shares Outstanding	**(388,293)**	**(711,232)**
Class C		
Shares sold	114,168	180,966
Shares issued for dividends reinvested	11,283	20,225
Shares redeemed	(81,098)	(224,701)
Net Increase (Decrease) in Shares Outstanding	**44,353**	**(23,510)**

[a] *During the period ended October 31, 2005, 230,481 Class B shares representing $2,787,435, were automatically converted to 230,262 Class A shares and during the period ended April 30, 2005, 435,925 Class B shares representing $5,240,882 were automatically converted to 435,561 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	12.11	11.90	12.19	11.86	11.72	11.21
Investment Operations:						
Investment income—net	.26[b]	.51[b]	.52[b]	.55[b]	.57[b]	.57
Net realized and unrealized gain (loss) on investments	(.19)	.21	(.29)	.32	.14	.51
Total from Investment Operations	.07	.72	.23	.87	.71	1.08
Distributions:						
Dividends from investment income—net	(.26)	(.51)	(.52)	(.54)	(.57)	(.57)
Net asset value, end of period	11.92	12.11	11.90	12.19	11.86	11.72
Total Return (%)[c]	.55[d]	6.17	1.84	7.51	6.16	9.86
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.91[e]	.91	.90	.91	.90	.89
Ratio of net expenses to average net assets	.91[e]	.90	.90	.91	.90	.89
Ratio of net investment income to average net assets	4.24[e]	4.25	4.23	4.53	4.81	4.97
Portfolio Turnover Rate	8.98[d]	20.07	34.08	38.11	15.96	21.71
Net Assets, end of period ($ x 1,000)	266,253	274,204	281,559	305,076	301,044	289,723

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.80% to 4.81%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2005 (Unaudited)	2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	12.10	11.89	12.18	11.85	11.71	11.20
Investment Operations:						
Investment income—net	.22[b]	.45[b]	.45[b]	.48[b]	.51[b]	.51
Net realized and unrealized gain (loss) on investments	(.18)	.21	(.29)	.33	.14	.51
Total from Investment Operations	.04	.66	.16	.81	.65	1.02
Distributions:						
Dividends from investment income—net	(.23)	(.45)	(.45)	(.48)	(.51)	(.51)
Net asset value, end of period	11.91	12.10	11.89	12.18	11.85	11.71
Total Return (%)[c]	.29[d]	5.63	1.31	6.96	5.61	9.31
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.44[e]	1.43	1.41	1.42	1.42	1.41
Ratio of net expenses to average net assets	1.44[e]	1.42	1.41	1.42	1.42	1.41
Ratio of net investment income to average net assets	3.71[e]	3.73	3.71	4.01	4.28	4.45
Portfolio Turnover Rate	8.98[d]	20.07	34.08	38.11	15.96	21.71
Net Assets, end of period ($ x 1,000)	27,778	32,919	40,806	46,460	43,070	38,794

Year Ended April 30, 2005, 2004, 2003, 2002[a], 2001

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.27% to 4.28%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

	Six Months Ended October 31, 2005	Year Ended April 30,				
Class C Shares	(Unaudited)	2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	12.09	11.88	12.16	11.84	11.70	11.19
Investment Operations:						
Investment income−net	.21[b]	.42[b]	.42[b]	.45[b]	.48[b]	.49
Net realized and unrealized gain (loss) on investments	(.19)	.21	(.28)	.32	.14	.51
Total from Investment Operations	.02	.63	.14	.77	.62	1.00
Distributions:						
Dividends from investment income−net	(.21)	(.42)	(.42)	(.45)	(.48)	(.49)
Net asset value, end of period	11.90	12.09	11.88	12.16	11.84	11.70
Total Return (%)[c]	.16[d]	5.37	1.15	6.62	5.36	9.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.67[e]	1.67	1.65	1.66	1.65	1.65
Ratio of net expenses to average net assets	1.67[e]	1.66	1.65	1.66	1.65	1.65
Ratio of net investment income to average net assets	3.47[e]	3.49	3.47	3.77	4.03	4.20
Portfolio Turnover Rate	8.98[d]	20.07	34.08	38.11	15.96	21.71
Net Assets, end of period ($ x 1,000)	11,988	11,643	11,721	12,217	9,684	5,249

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.02% to 4.03%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Connecticut Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $3,008,520 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $1,088,685 of the carryover expires in fiscal 2009 and $1,919,835 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2005 was as follows: tax exempt income $13,469,779. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2005, the Distributor retained $11,572 from commissions earned on sales of the fund's Class A shares and $22,399 and $212 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2005, Class B and Class C shares were charged $75,967 and $45,264, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund

and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, Class A, Class B and Class C shares were charged $343,910, $37,983 and $15,088, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $60,127 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $144,313, Rule 12b-1 distribution plan fees $19,800, shareholder services plan fees $65,597 and chief compliance officer fees $1,239.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $28,208,040 and $32,568,721, respectively.

At October 31, 2005, accumulated net unrealized appreciation on investments was $17,471,716, consisting of $17,837,707 gross unrealized appreciation and $365,991 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratios and placed significant

emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's income performance was higher than the comparison group averages for the 1-, 3-, and 5-year periods, but slightly lower for the 10-year period, and that the fund's income performance was higher than the Lipper category averages for all reported periods. The Board members also noted that the fund's total return was lower than the comparison group averages, but higher than the Lipper category averages, for all reported periods. The Board noted that the fund's calendar year total returns exceeded the respective Lipper category average total return in eight of the past 10 calendar years, including the most recent five years. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was slightly higher than the fund's comparison group average. The Board noted that the fund's total expense ratio also was slightly higher than the fund's comparison group average, but was lower than the Lipper category average.

The Board members noted that there were no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, as the fund, and no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's

approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient infor-

mation to make an informed business decision with respect to continuation of the Trust's Management Agreement with respect to the fund.
Based on their discussions and considerations as described above, the
Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was generally satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager by the fund
  was reasonable in light of comparative performance and expense
  and advisory fee information, costs of the services provided and
  profits to be realized and benefits derived or to be derived by the
  Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue
  to the Manager and its affiliates in connection with the management
  of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that,
  to the extent in the future it were to be determined that material
  economies of scale had not been shared with the fund, the Board
  would seek to have those economies of scale shared with the fund.

The Board member considered these conclusions and determinations,
along with the information received on a routine and regular basis
throughout the year, and, without any one factor being dispositive, the
Board determined that re-approval of the Trust's Management
Agreement with respect to the fund was in the best interests of the
fund and its shareholders.

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Connecticut Series**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0064SA1005

Dreyfus Premier State Municipal Bond Fund, Florida Series

SEMIANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Florida Series, covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Florida Series perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved total returns of 0.40% for Class A shares, 0.22% for Class B shares and 0.03% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper Florida Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.66% for the reporting period.[3]

Although rising interest rates caused shorter-term bonds to lose some of their value, longer-term municipal bond prices remained surprisingly stable over the reporting period as investors' inflation expectations remained subdued. The fund's returns were lower than its Lipper category average and the Index, due in part to its focus on defensive, high-quality bonds, which generally lagged long-term bonds (with comparable credit ratings) during the reporting period.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we

may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

In its ongoing effort to forestall inflationary pressures, the Federal Reserve Board (the "Fed") raised short-term interest rates at each of four meetings of its Federal Open Market Committee. As a result, the overnight federal funds rate climbed from 2.75% at the start of the reporting period to 3.75% by the end. On November 1, 2005, just one day after the close of the reporting period, the Fed acted again, hiking the federal funds rate to 4%.

Historically, fixed-income securities across the maturity spectrum have tended to lose value when the Fed tightens monetary policy. Most of the reporting period proved to be different: until October 2005, longer-term bonds remained remarkably resilient as investors' inflation expectations remained persistently low. In addition, robust investor demand provided further support for longer-term bond prices.

The fund also benefited during the reporting period from better fiscal conditions in Florida. As the national economy and local tourism improved, the state enjoyed higher sales tax revenues. The state's generally conservative fiscal policies and substantial budget reserves also enabled it to maintain a "double-A" credit rating.

In this environment, the fund continued to enjoy relatively high levels of income from its core, seasoned holdings. The fund also benefited

from its focus on securities with maturities in the 20-year range, which fared well during a period of unusually strong prices for longer-term bonds. At the same time, the fund's shorter-term holdings helped keep its overall sensitivity to interest-rate changes slightly below industry averages. Although our emphasis on higher-quality bonds slightly hindered the fund's relative performance, we did not see enough value in lower-rated, higher-yielding credits to justify the greater levels of risk they typically entail.

What is the fund's current strategy?

While we believe that the Fed is closer to the end of its credit-tightening campaign than the beginning, stronger-than-expected economic growth and signs of rising inflationary pressures suggest to us that the Fed is likely to raise short-term interest rates more than most analysts previously expected. In addition, longer-term bond yields recently have begun to move higher. Accordingly, we have maintained a generally cautious investment posture. When making new purchases, we have continued to emphasize higher-quality bonds from Florida issuers, including premium-priced bonds that historically have held more of their value during market declines.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Florida residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Florida Series from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.85	$ 7.37	$ 8.52
Ending value (after expenses)	$1,004.00	$1,002.20	$1,000.30

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.89	$ 7.43	$ 8.59
Ending value (after expenses)	$1,020.37	$1,017.85	$1,016.69

† Expenses are equal to the fund's annualized expense ratio of .96% for Class A, 1.46% for Class B and 1.69% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

Long-Term Municipal Investments–96.6%	Principal Amount ($)	Value ($)
Brevard County School Board, COP		
5%, 7/1/2025 (Insured; FGIC)	2,000,000	2,072,040
Broward County Housing Finance Authority, MFHR:		
(Emerald Palms Apartments)		
5.60%, 7/1/2021 (Insured; MBIA)	2,000,000	2,065,140
(Pembroke Villas Project)		
5.55%, 1/1/2023 (Insured; FSA)	1,000,000	1,031,900
Broward County School Board, COP:		
5.25%, 7/1/2018 (Insured; MBIA)	1,855,000	1,994,014
5%, 7/1/2021 (Insured; FSA)	1,250,000	1,298,275
Cape Coral, Water and Sewer Revenue		
5.25%, 10/1/2017 (Insured; AMBAC)	1,890,000	2,043,562
Capital Projects Finance Authority:		
Revenue:		
(Airports Project):		
5.25%, 6/1/2014 (Insured; MBIA)	1,485,000	1,594,385
5%, 6/1/2020 (Insured; MBIA)	1,465,000	1,513,447
Student Housing Revenue		
(Capital Projects Loan)		
5.50%, 10/1/2017 (Insured; MBIA)	2,520,000	2,675,534
Davie, Water and Sewer Revenue		
5.25%, 10/1/2018 (Insured; AMBAC)	475,000	512,929
Escambia County, Sales Tax Revenue		
5.25%, 10/1/2018 (Insured; AMBAC)	1,200,000	1,292,904
Escambia County Housing Finance Authority, SFMR		
(Multi-County Program)		
5.50%, 10/1/2021		
(Collateralized: FNMA and GNMA)	2,835,000	2,929,009
Florida (Jacksonville Transportation)		
5%, 7/1/2012	3,000,000	3,110,070
Florida Board of Education:		
Capital Outlay (Public Education)		
5%, 6/1/2011	1,200,000	1,244,316
Lottery Revenue:		
5.25%, 7/1/2017 (Insured; FGIC)	3,890,000	4,168,991
5%, 7/1/2020 (Insured; FGIC)	1,480,000	1,552,357

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Florida Housing Finance Agency (Brittany Rosemont Apartments) 7%, 2/1/2035 (Insured; AMBAC)	6,000,000	6,116,400
Florida Intergovernmental Finance Commission, Capital Revenue:		
5%, 2/1/2018 (Insured; AMBAC)	1,000,000	1,049,770
5.125%, 2/1/2031 (Insured; AMBAC)	1,500,000	1,538,715
Florida Municipal Loan Council, Revenue 5.25%, 5/1/2017 (Insured; MBIA)	1,825,000	1,956,893
Jacksonville:		
Excise Taxes Revenue 5.375%, 10/1/2019 (Insured; AMBAC)	3,450,000	3,750,322
Guaranteed Entitlement Revenue 5.375%, 10/1/2020 (Insured; FGIC)	3,795,000	4,107,442
JEA, Saint John's River Power Park System Revenue:		
5%, 10/1/2017	1,500,000	1,573,365
5%, 10/1/2018	1,500,000	1,568,790
Lee County, Transportation Facilities Revenue (Sanibel Bridges and Causeway Project) 5%, 10/1/2025 (Insured; CIFG)	2,845,000	2,954,219
Lee County Housing Finance Authority SFMR:		
6.30%, 3/1/2029 (Collateralized: FHLMC, FNMA and GNMA)	230,000	231,893
(Multi-County Program) 7.45%, 9/1/2027 (Collateralized: FHLMC, FNMA and GNMA)	35,000	35,425
Manatee County Housing Finance Authority, Mortgage Revenue 5.85%, 11/1/2033 (Collateralized; GNMA)	2,980,000	3,152,155
Marion County School Board, COP 5.25%, 6/1/2017 (Insured; FSA)	2,015,000	2,161,934
Miami-Dade County:		
Aviation Revenue, Miami International Airport (Hub of the Americas) 5%, 10/1/2030 (Insured; XLCA)	2,000,000 [a]	2,020,960
Solid Waste System Revenue 5.50%, 10/1/2017 (Insured; FSA)	2,595,000	2,825,981
Miami-Dade County Housing Finance Authority, MFMR:		
(Country Club Villa) 5.70%, 7/1/2021 (Insured; FSA)	400,000	417,452
(Miami Stadium Apartments) 5.40%, 8/1/2021 (Insured; FSA)	1,275,000	1,317,929

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Orange County Housing Finance Authority, MFHR:		
(Palm Grove Gardens)		
5.15%, 1/1/2023 (Collateralized; FNMA)	1,175,000	1,212,988
(Seminole Pointe Project) 5.75%, 12/1/2023	2,840,000	2,863,402
Osceola County Industrial Development Authority,		
Revenue (Community Provider Pooled Loan		
Program) 7.75%, 7/1/2017	1,521,000	1,522,232
Palm Bay, Utility Revenue:		
(Capital Appreciation)		
Zero Coupon, 10/1/2020 (Insured; FGIC)	1,845,000	893,958
(Palm Bay Utility Corp. Project)		
5%, 10/1/2019 (Insured; MBIA)	500,000	526,860
Palm Beach County Housing Finance Authority,		
Single Family Mortgage Purchase Revenue		
6.55%, 4/1/2027 (Collateralized: FNMA and GNMA)	160,000	163,370
Palm Beach County School Board, COP		
(Master Lease) 5%, 8/1/2017 (Insured; AMBAC)	1,905,000	2,015,014
Port Palm Beach District, Revenue:		
Zero Coupon, 9/1/2022 (Insured; XLCA)	1,000,000	446,340
Zero Coupon, 9/1/2023 (Insured; XLCA)	1,000,000	422,500
Port Saint Lucie,		
Storm Water Utility Revenue		
5%, 5/1/2023 (Insured; MBIA)	1,750,000	1,819,020
Saint Lucie County, Sales Tax Revenue		
5.25%, 10/1/2017 (Insured; MBIA)	1,885,000	2,038,156
Seminole Water Control District		
6.75%, 8/1/2022	1,805,000	1,875,864
South Broward Hospital District, HR		
5.60%, 5/1/2027	4,000,000	4,244,280
Tampa, Utilities Tax Improvement		
Zero Coupon, 4/1/2017 (Insured; AMBAC)	2,110,000	1,264,565
Village Center Community Development District,		
Utility Revenue 5.25%, 10/1/2023 (Insured; MBIA)	1,000,000	1,070,090
Winter Park, Water and Sewer Revenue:		
5.375%, 12/1/2017 (Insured; AMBAC)	1,645,000	1,791,208
5.375%, 12/1/2018 (Insured; AMBAC)	1,730,000	1,883,762
Winter Springs, Water and Sewer Revenue		
5%, 4/1/2020 (Insured; MBIA)	1,585,000	1,661,524
Total Long-Term Municipal Investments		
(cost $92,586,221)		**95,593,651**

Short-Term Municipal Investments–4.0%	Principal Amount ($)	Value ($)
Broward County Health Facilities Authority, Revenue (John Knox Village of Florida, Inc. Project) 2.78% (Insured; Radian and Liquidity Facility; SunTrust Bank)	275,000 b	275,000
Jacksonville Health Facilities Authority, HR (Baptist Medical Center Project) 2.70% (LOC; Bank of America)	2,200,000 b	2,200,000
Pinellas County Health Facilities Authority, Hospital Facilities Revenue (Bayfront Hospital Projects) 2.70% (LOC; SunTrust Bank)	1,000,000 b	1,000,000
Putnam County Development Authority, PCR (Florida Power and Light Co. Project) 2.67%	500,000 b	500,000
Total Short-Term Municipal Investments (cost $3,975,000)		**3,975,000**
Total Investments (cost $96,561,221)	**100.6%**	**99,568,651**
Liabilities, Less Cash and Recievables	**(.6%)**	**(554,584)**
Net Assets	**100.0%**	**99,014,067**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	82.3
AA		Aa		AA	7.4
BBB		Baa		BBB	2.9
F1		MIG1/P1		SP1/A1	4.0
Not Rated [c]		Not Rated [c]		Not Rated [c]	3.4
					100.0

† *Based on total investments.*

[a] *Purchased on a delayed delivery basis.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	96,561,221	99,568,651
Cash		322,003
Interest receivable		1,273,959
Receivable for shares of Beneficial Interest subscribed		8,403
Prepaid expenses		11,731
		101,184,747
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		75,002
Payable for investment securities purchased		2,020,160
Payable for shares of Beneficial Interest redeemed		42,886
Accrued expenses		32,632
		2,170,680
Net Assets ($)		**99,014,067**
Composition of Net Assets ($):		
Paid-in capital		96,699,853
Accumulated net realized gain (loss) on investments		(693,216)
Accumulated net unrealized appreciation (depreciation) on investments		3,007,430
Net Assets ($)		**99,014,067**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	85,920,141	8,112,519	4,981,407
Shares Outstanding	6,080,620	574,310	352,561
Net Asset Value Per Share ($)	**14.13**	**14.13**	**14.13**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**2,454,992**
Expenses:	
Management fee–Note 3(a)	280,389
Shareholder servicing costs–Note 3(c)	160,938
Distribution fees–Note 3(b)	39,928
Professional fees	14,478
Registration fees	11,154
Custodian fees	7,317
Prospectus and shareholders' reports	6,672
Trustees' fees and expenses–Note 3(d)	1,315
Loan commitment fees–Note 2	445
Miscellaneous	9,291
Total Expenses	**531,927**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(3,551)
Net Expenses	**528,376**
Investment Income–Net	**1,926,616**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	27,449
Net unrealized appreciation (depreciation) on investments	(1,537,410)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,509,961)**
Net Increase in Net Assets Resulting from Operations	**416,655**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income–net	1,926,616	4,202,392
Net realized gain (loss) on investments	27,449	50,429
Net unrealized appreciation (depreciation) on investments	(1,537,410)	2,152,078
Net Increase (Decrease) in Net Assets Resulting from Operations	**416,655**	**6,404,899**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,706,962)	(3,733,196)
Class B shares	(140,858)	(315,635)
Class C shares	(78,796)	(153,561)
Total Dividends	**(1,926,616)**	**(4,202,392)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,949,324	3,915,712
Class B shares	310,802	939,386
Class C shares	268,829	542,602
Dividends reinvested:		
Class A shares	931,871	1,990,476
Class B shares	42,897	98,892
Class C shares	42,549	93,590
Cost of shares redeemed:		
Class A shares	(6,342,910)	(17,388,678)
Class B shares	(658,569)	(2,878,206)
Class C shares	(124,582)	(514,849)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,579,789)**	**(13,201,075)**
Total Increase (Decrease) in Net Assets	**(4,089,750)**	**(10,998,568)**
Net Assets ($):		
Beginning of Period	103,103,817	114,102,385
End of Period	**99,014,067**	**103,103,817**

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	206,442	275,729
Shares issued for dividends reinvested	65,023	139,542
Shares redeemed	(442,639)	(1,221,808)
Net Increase (Decrease) in Shares Outstanding	**(171,174)**	**(806,537)**
Class B[a]		
Shares sold	21,732	65,987
Shares issued for dividends reinvested	2,995	6,940
Shares redeemed	(45,971)	(202,491)
Net Increase (Decrease) in Shares Outstanding	**(21,244)**	**(129,564)**
Class C		
Shares sold	18,701	37,877
Shares issued for dividends reinvested	2,969	6,564
Shares redeemed	(8,675)	(36,217)
Net Increase (Decrease) in Shares Outstanding	**12,995**	**8,224**

[a] *During the period ended October 31, 2005, 25,945 Class B shares representing $371,262 were automatically converted to 25,943 Class A shares and during the period ended April 30, 2005, 57,211 Class B shares representing $814,673 were automatically converted to 57,195 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	14.35	14.06	14.41	13.94	13.69	12.88
Investment Operations:						
Investment income–net	.28[b]	.56[b]	.59[b]	.62[b]	.62[b]	.62
Net realized and unrealized gain (loss) on investments	(.22)	.29	(.35)	.47	.25	.81
Total from Investment Operations	.06	.85	.24	1.09	.87	1.43
Distributions:						
Dividends from investment income–net	(.28)	(.56)	(.59)	(.62)	(.62)	(.62)
Dividends from net realized gain on investments	–	–	–	–	(.00)[c]	(.00)[c]
Total Distributions	(.28)	(.56)	(.59)	(.62)	(.62)	(.62)
Net asset value, end of period	14.13	14.35	14.06	14.41	13.94	13.69
Total Return (%)[d]	.40[e]	6.16	1.69	7.96	6.48	11.32
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.97[f]	.97	.88	.94	.95	1.10
Ratio of net expenses to average net assets	.96[f]	.96	.88	.94	.94	.92
Ratio of net investment income to average net assets	3.86[f]	3.95	4.13	4.37	4.47	4.65
Portfolio Turnover Rate	5.14[e]	3.39	11.62	25.52	52.76	8.55
Net Assets, end of period ($ x 1,000)	85,920	89,691	99,251	109,664	112,641	117,133

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.45% to 4.47%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	14.34	14.06	14.40	13.93	13.68	12.87
Investment Operations:						
Investment income−net	.24[b]	.49[b]	.52[b]	.55[b]	.55[b]	.55
Net realized and unrealized gain (loss) on investments	(.21)	.28	(.34)	.47	.25	.81
Total from Investment Operations	.03	.77	.18	1.02	.80	1.36
Distributions:						
Dividends from investment income−net	(.24)	(.49)	(.52)	(.55)	(.55)	(.55)
Dividends from net realized gain on investments	–	–	–	–	(.00)[c]	(.00)[c]
Total Distributions	(.24)	(.49)	(.52)	(.55)	(.55)	(.55)
Net asset value, end of period	14.13	14.34	14.06	14.40	13.93	13.68
Total Return (%)[d]	.22[e]	5.56	1.25	7.43	5.94	10.78
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.47[f]	1.46	1.38	1.43	1.45	1.61
Ratio of net expenses to average net assets	1.46[f]	1.46	1.38	1.43	1.44	1.42
Ratio of net investment income to average net assets	3.36[f]	3.45	3.64	3.86	3.96	4.16
Portfolio Turnover Rate	5.14[e]	3.39	11.62	25.52	52.76	8.55
Net Assets, end of period ($ x 1,000)	8,113	8,542	10,193	13,012	9,332	9,792

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.94% to 3.96%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	14.35	14.06	14.41	13.94	13.69	12.88
Investment Operations:						
Investment income−net	.23[b]	.46[b]	.49[b]	.51[b]	.51[b]	.52
Net realized and unrealized gain (loss) on investments	(.22)	.29	(.35)	.47	.26	.81
Total from Investment Operations	.01	.75	.14	.98	.77	1.33
Distributions:						
Dividends from investment income−net	(.23)	(.46)	(.49)	(.51)	(.52)	(.52)
Dividends from net realized gain on investments	–	–	–	–	(.00)[c]	(.00)[c]
Total Distributions	(.23)	(.46)	(.49)	(.51)	(.52)	(.52)
Net asset value, end of period	14.13	14.35	14.06	14.41	13.94	13.69
Total Return (%)[d]	.03[e]	5.39	.94	7.17	5.68	10.50
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.70[f]	1.69	1.61	1.68	1.68	1.88
Ratio of net expenses to average net assets	1.69[f]	1.68	1.61	1.68	1.67	1.67
Ratio of net investment income to average net assets	3.12[f]	3.22	3.38	3.62	3.69	3.83
Portfolio Turnover Rate	5.14[e]	3.39	11.62	25.52	52.76	8.55
Net Assets, end of period ($ x 1,000)	4,981	4,871	4,659	3,897	2,663	1,004

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.66% to 3.69%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Florida Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $720,665 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, the carryover expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2005, was as follows: tax exempt income $4,202,392. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for tem-

porary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2005, the Distributor retained $2,585 from commissions earned on sales of the fund's Class A shares and $1,772 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2005, Class B and Class C shares were charged $20,991 and $18,937, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the

period ended October 31, 2005, Class A, Class B and Class C shares were charged $110,642, $10,496 and $6,312, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $23,270 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to the Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $46,160, Rule 12b-1 distribution plan fees $6,621, shareholder services plan fees $20,982 and chief compliance officer fees $1,239.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $5,053,328 and $6,446,808, respectively.

At October 31, 2005, accumulated net unrealized appreciation on investments was $3,007,430, consisting of $3,092,542 gross unrealized appreciation and $85,112 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees of the Trust held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant

emphasis on comparisons to a group of comparable funds and to Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's income performance was lower than the comparison group averages for the 1-, 3-, 5- and 10-year periods, and slightly lower than the Lipper category averages for the 1- and 5-year periods, but slightly higher than the Lipper category averages for the 3- and 10-year periods. The Board noted that the fund's total return was higher than the comparison group averages for the 3- and 5-year periods, but lower for the 1- and 10-year periods, and that the fund's total return was higher than the Lipper category averages for the 1-, 3- and 5-year periods, but lower for the 10-year period. The Board noted that the fund's income performance for the more recent 3-month period showed improvement in the fund's Lipper and comparison group rankings for income performance. The Board members discussed with representatives of the Manager the reasons for the fund's underperformance during certain periods compared to the comparison group and Lipper category averages, and the Manager's efforts to improve performance. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The fund's management fee was slightly higher than the fund's comparison group average. The Board noted that the fund's total expense ratio was higher than the fund's comparison group average, but was lower than the Lipper category average.

The Manager's representatives noted that there were no other managed mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund, and no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage

for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the Trust's Management Agreement with respect to the fund. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the Manager's efforts to improve the fund's performance as discussed at the meeting, but concluded that it was necessary to continue to monitor the performance of the fund and its portfolio management team.

- The Board concluded that the fee paid to the Manager by the Fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Management Agreement with respect to the fund was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Florida Series**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0051SA1005

Dreyfus Premier State Municipal Bond Fund, Maryland Series

SEMIANNUAL REPORT October 31, 2005



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Maryland Series, covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Maryland Series perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved total returns of 0.45% for Class A shares, 0.18% for Class B shares and 0.06% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper Maryland Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.27% for the reporting period.[3]

Although rising interest rates caused shorter-term bonds to lose value, longer-term municipal bond prices were surprisingly stable over the reporting period as investors' inflation expectations remained subdued. The fund generally produced higher returns than its Lipper category average, primarily due to income from its core holdings. However, the fund underperformed the Index, which contains bonds from many states, not just Maryland, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Maryland state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and Maryland income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

In its ongoing effort to forestall inflationary pressures, the Federal Reserve Board (the "Fed") raised short-term interest rates at each of four meetings of its Federal Open Market Committee. As a result, the overnight federal funds rate climbed from 2.75% at the start of the reporting period to 3.75% by the end. On November 1, 2005, just one day after the close of the reporting period, the Fed acted again, hiking the federal funds rate to 4%.

Historically, fixed-income securities across the maturity spectrum have tended to lose value when the Fed tightens monetary policy. The reporting period proved to be different: until October 2005, longer-term bonds remained remarkably resilient as investors' inflation expectations remained low. Robust investor demand provided further support for longer-term bond prices.

The fund also benefited during the reporting period from better fiscal conditions in Maryland. As the national and local economies improved, the state enjoyed higher sales tax and income tax revenues. The state's generally conservative fiscal policies and substantial budget reserves also enabled it to maintain a "triple-A" credit rating.

In this environment, the fund continued to enjoy relatively high levels of income from its core, seasoned holdings. The fund also benefited from its focus on securities with maturities in the 20-year range, which fared well during a period of unusually strong prices for longer-term bonds and provided incrementally higher levels of income than shorter-maturity securities. Although our emphasis on higher-quality bonds slightly hindered the fund's relative performance, we did not see enough value in lower-rated, higher-yielding credits to justify the greater levels of risk they typically entail.

What is the fund's current strategy?

While we believe that the Fed is closer to the end of its credit-tightening campaign than the beginning, stronger-than-expected economic growth and rising inflationary pressures suggest to us that the Fed is likely to raise short-term interest rates more than most analysts previously expected. In addition, longer-term bond yields recently have begun to move higher. Accordingly, we recently have adopted a more cautious investment posture. When making new purchases, we have continued to emphasize higher-quality bonds from Maryland issuers, including premium-priced bonds that historically have held more of their value during market declines.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Maryland residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Maryland Series from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.60	$ 7.22	$ 8.47
Ending value (after expenses)	$1,004.50	$1,001.80	$1,000.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.63	$ 7.27	$ 8.54
Ending value (after expenses)	$1,020.62	$1,018.00	$1,016.74

† Expenses are equal to the fund's annualized expense ratio of .91% for Class A, 1.43% for Class B and 1.68% for Class C, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

Long-Term Municipal Investments−97.6%	Principal Amount ($)	Value ($)
Maryland−95.5%		
Anne Arundel County:		
EDR (Community College) 5%, 9/1/2017	2,255,000	2,353,002
Special Obligation:		
(Arundel Mills) 5.125%, 7/1/2021	1,000,000	1,066,410
(National Business Park):		
5.125%, 7/1/2021	1,000,000	1,066,410
5.125%, 7/1/2023	1,125,000	1,195,515
Baltimore:		
(Consolidated Public Improvement)		
5%, 10/15/2021 (Insured; AMBAC)	1,030,000	1,094,303
Port Facilities Revenue (Consolidated Coal Sales Co.)		
6.50%, 12/1/2010	4,090,000	4,311,310
Project Revenue (Wastewater Projects):		
5%, 7/1/2021 (Insured; MBIA)	1,030,000	1,089,400
5%, 7/1/2022 (Insured; FGIC)	395,000	425,921
5%, 7/1/2022 (Insured; MBIA)	1,290,000	1,360,215
5%, 7/1/2023 (Insured; MBIA)	1,355,000	1,425,460
Baltimore Board of School Commissioners,		
School Systems Revenue:		
5%, 5/1/2016	1,500,000	1,595,370
5%, 5/1/2017	1,265,000	1,343,746
Baltimore City Housing Corp., MFHR		
7.25%, 7/1/2023		
(Collateralized; FNMA and Insured; FHA)	2,775,000	2,802,611
Gaithersburg, Hospital Facilities Improvement Revenue		
(Shady Grove) 6.50%, 9/1/2012 (Insured; FSA)	10,000,000	11,222,700
Howard County:		
(Consolidated Public Improvement):		
5.25%, 8/15/2012	835,000 [a]	908,931
5%, 8/15/2015	2,600,000	2,797,522
5%, 8/15/2016	1,000,000	1,071,720
5%, 8/15/2018	1,500,000	1,596,675
5%, 8/15/2019	1,000,000	1,061,560
COP 8.15%, 2/15/2020	605,000	846,250
(Metropolitan District):		
5.25%, 8/15/2012	155,000 [a]	168,724
5.25%, 8/15/2019	1,545,000	1,666,051
Hyattsville, Special Obligation (University Town Center)		
5.75%, 7/1/2034	3,000,000	3,065,730

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Maryland (continued)		
Maryland Community Development Administration,		
Department of Housing and Community Development:		
5%, 9/1/2023	1,000,000	1,021,710
5.60%, 7/1/2033	1,200,000	1,223,748
Housing Revenue 5.95%, 7/1/2023	2,920,000	2,991,160
Residential:		
5.50%, 9/1/2014	890,000	902,273
5.30%, 9/1/2016	5,000,000	5,174,750
5.70%, 9/1/2022	5,340,000	5,458,334
5.60%, 9/1/2028	5,000,000	5,154,350
Single Family Program 4.95%, 4/1/2015	4,605,000	4,744,439
Maryland Economic Development Corp., Revenue:		
Lease:		
5%, 9/15/2014	1,000,000	1,072,620
5%, 9/15/2015	2,025,000	2,169,666
5%, 9/15/2016	1,290,000	1,376,611
(Aviation Administration Facilities):		
5.50%, 6/1/2016 (Insured; FSA)	3,120,000	3,365,201
5.50%, 6/1/2018 (Insured; FSA)	2,535,000	2,727,432
5.375%, 6/1/2019 (Insured; FSA)	9,530,000	10,137,823
(Montgomery County Wayne Avenue):		
5.25%, 9/15/2014	5,000,000	5,430,250
5.25%, 9/15/2016	2,940,000	3,172,701
Student Housing:		
(Frostburg State University) 6%, 10/1/2024	5,000,000	5,172,400
(Morgan State University) 6%, 7/1/2022	2,950,000	3,147,709
(University of Maryland College Park) 6%, 6/1/2021	1,760,000	1,902,138
(University Village at Sheppard Pratt):		
5.875%, 7/1/2021 (Insured; ACA)	1,750,000	1,870,435
6%, 7/1/2033 (Insured; ACA)	1,750,000	1,865,010
Maryland Health and Higher Educational Facilities		
Authority, Revenue:		
(Carroll County General Hospital):		
6%, 7/1/2018	500,000	539,910
6%, 7/1/2019	665,000	716,305
6%, 7/1/2020	750,000	806,528
6%, 7/1/2021	550,000	590,315
(Johns Hopkins Hospital Issue) 5%, 11/15/2019	7,600,000	7,945,116
(Johns Hopkins Hospital Medical Institutions		
Utilities Program Issue) 5%, 5/15/2037	8,645,000	8,852,394
(Loyola College Issue)		
5.375%, 10/1/2026 (Insured; MBIA)	1,710,000	1,770,226
(Maryland Institute College of Art Issue)		
5.50%, 6/1/2021	335,000	349,432

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Maryland (continued)		
Maryland Health and Higher Educational Facilities Authority, Revenue (continued):		
(Union Hospital of Cecil County)		
6.70%, 7/1/2009	1,640,000	1,719,786
(University of Maryland Medical Systems):		
5%, 7/1/2016 (Insured; AMBAC)	1,075,000	1,144,585
5%, 7/1/2017 (Insured; AMBAC)	500,000	531,555
5.75%, 7/1/2017	3,000,000	3,232,500
6%, 7/1/2022	2,000,000	2,172,800
7%, 7/1/2022 (Insured; FGIC)	4,500,000	5,781,015
5%, 7/1/2024 (Insured; AMBAC)	1,000,000	1,043,320
6%, 7/1/2032	3,000,000	3,226,980
Maryland Industrial Development Financing Authority, EDR:		
(Medical Waste Association) 8.75%, 11/15/2010	630,000	449,007
(Our Lady of Good Counsel School):		
5.50%, 5/1/2020	420,000	422,003
6%, 5/1/2035	1,000,000	1,020,160
Maryland State and Local Loan Facilities:		
5%, 8/1/2016	10,000,000	10,708,300
5%, 8/1/2017	1,200,000	1,283,340
Montgomery County:		
5.25%, 10/1/2015	2,000,000	2,171,640
Special Obligation (West Germantown Development District):		
5.375%, 7/1/2020 (Insured; Radian)	500,000	527,375
5.50%, 7/1/2027 (Insured; Radian)	2,975,000	3,144,545
Montgomery County Housing Opportunities Commission, SFMR:		
Zero Coupon, 7/1/2028	41,025,000	11,716,740
Zero Coupon, 7/1/2033	3,060,000	615,825
Morgan State University, Academic and Auxiliary Facilities Fees Revenue:		
5%, 7/1/2020 (Insured; FGIC)	500,000	527,840
5%, 7/1/2022 (Insured; FGIC)	1,000,000	1,049,850
Northeast Waste Disposal Authority:		
RRR (Hartford County Resource Recovery Facility):		
5.25%, 3/15/2013 (Insured; AMBAC)	1,400,000	1,470,588
5.25%, 3/15/2014 (Insured; AMBAC)	1,220,000	1,276,620
Solid Waste Revenue:		
5.50%, 4/1/2015 (Insured; AMBAC)	7,000,000	7,493,920
5.50%, 4/1/2016 (Insured; AMBAC)	8,000,000	8,569,680
(Montgomery County Resource Recovery)		
6%, 7/1/2008	2,720,000	2,848,765

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Maryland (continued)		
Prince Georges County:		
(Consolidated Public Improvement)		
5%, 12/1/2016	2,650,000	2,844,854
Special Obligations		
(National Harbor Project)		
5.20%, 7/1/2034	4,000,000	4,013,280
Washington Suburban Sanitary District		
(General Construction):		
5%, 6/1/2015	5,000,000	5,346,950
5%, 6/1/2016	1,500,000	1,598,310
U.S. Related—2.1%		
Puerto Rico Commonwealth, Public Improvement		
5.125%, 7/1/2030 (Insured; FSA)	1,970,000	2,066,806
Puerto Rico Electric Power Authority, Power Revenue		
5.125%, 7/1/2026 (Insured; FSA)	1,500,000	1,577,910
Puerto Rico Infrastructure Financing Authority,		
Special Tax Revenue 5%, 7/1/2008 (Insured; AMBAC)	1,275,000 [a]	1,334,657
Total Long-Term Municipal Investments		
(cost $224,007,242)		**230,118,028**

Short-Term Municipal Investment—1.6%		
Maryland;		
Maryland Economic Development Corp.,		
Revenue (U.S. Pharmacopeial) 2.73% (Insured; AMBAC)		
(cost $3,800,000)	3,800,000 [b]	**3,800,000**

Total Investments (cost $227,807,242)	**99.2%**	**233,918,028**
Cash and Receivables (Net)	**.8%**	**1,816,159**
Net Assets	**100.0%**	**235,734,187**

Summary of Abbreviations

ACA	American Capital Access		**GO**	General Obligation
AGC	ACE Guaranty Corporation		**HR**	Hospital Revenue
AGIC	Asset Guaranty Insurance Company		**IDB**	Industrial Development Board
AMBAC	American Municipal Bond Assurance Corporation		**IDC**	Industrial Development Corporation
ARRN	Adjustable Rate Receipt Notes		**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes		**LOC**	Letter of Credit
BIGI	Bond Investors Guaranty Insurance		**LOR**	Limited Obligation Revenue
BPA	Bond Purchase Agreement		**LR**	Lease Revenue
CGIC	Capital Guaranty Insurance Company		**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIC	Continental Insurance Company		**MFHR**	Multi-Family Housing Revenue
CIFG	CDC Ixis Financial Guaranty		**MFMR**	Multi-Family Mortgage Revenue
CMAC	Capital Market Assurance Corporation		**PCR**	Pollution Control Revenue
COP	Certificate of Participation		**RAC**	Revenue Anticipation Certificates
CP	Commercial Paper		**RAN**	Revenue Anticipation Notes
EDR	Economic Development Revenue		**RAW**	Revenue Anticipation Warrants
EIR	Environmental Improvement Revenue		**RRR**	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company		**SAAN**	State Aid Anticipation Notes
FHA	Federal Housing Administration		**SBPA**	Standby Bond Purchase Agreement
FHLB	Federal Home Loan Bank		**SFHR**	Single Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation		**SFMR**	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association		**SONYMA**	State of New York Mortgage Agency
FSA	Financial Security Assurance		**SWDR**	Solid Waste Disposal Revenue
GAN	Grant Anticipation Notes		**TAN**	Tax Anticipation Notes
GIC	Guaranteed Investment Contract		**TAW**	Tax Anticipation Warrants
GNMA	Government National Mortgage Association		**TRAN**	Tax and Revenue Anticipation Notes
			XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	45.5
AA		Aa		AA	36.8
A		A		A	8.4
BBB		Baa		BBB	5.5
Not Rated c		Not Rated c		Not Rated c	3.8
					100.0

†   *Based on total investments.*

a   *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b   *Securities payable on demand. Variable interest rate—subject to periodic change.*

c   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	227,807,242	233,918,028
Interest receivable		3,023,366
Receivable for shares of Beneficial Interest subscribed		58,622
Prepaid expenses		13,907
		237,013,923
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		179,558
Cash overdraft due to Custodian		697,714
Payable for shares of Beneficial Interest redeemed		341,911
Accrued expenses		60,553
		1,279,736
Net Assets ($)		**235,734,187**
Composition of Net Assets ($):		
Paid-in capital		239,382,161
Accumulated net realized gain (loss) on investments		(9,758,760)
Accumulated net unrealized appreciation (depreciation) on investments		6,110,786
Net Assets ($)		**235,734,187**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	197,935,135	32,660,467	5,138,585
Shares Outstanding	16,253,696	2,681,419	421,707
Net Asset Value Per Share ($)	**12.18**	**12.18**	**12.19**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**5,738,343**
Expenses:	
Management fee–Note 3(a)	671,321
Shareholder servicing costs–Note 3(c)	389,590
Distribution fees–Note 3(b)	108,502
Professional fees	15,373
Custodian fees	14,673
Registration fees	9,604
Prospectus and shareholders' reports	5,189
Trustees' fees and expenses–Note 3(d)	3,323
Loan commitment fees–Note 2	744
Miscellaneous	12,709
Total Expenses	**1,231,028**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(8,106)
Net Expenses	**1,222,922**
Investment Income–Net	**4,515,421**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	432,898
Net unrealized appreciation (depreciation) on investments	(3,919,983)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,487,085)**
Net Increase in Net Assets Resulting from Operations	**1,028,336**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income−net	4,515,421	9,790,686
Net realized gain (loss) on investments	432,898	1,400,873
Net unrealized appreciation (depreciation) on investments	(3,919,983)	3,686,497
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,028,336**	**14,878,056**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(3,857,182)	(8,087,286)
Class B shares	(575,376)	(1,504,657)
Class C shares	(82,863)	(191,378)
Total Dividends	**(4,515,421)**	**(9,783,321)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	6,958,535	15,149,538
Class B shares	718,530	1,381,990
Class C shares	195,131	547,189
Dividends reinvested:		
Class A shares	2,500,859	5,164,994
Class B shares	332,490	882,042
Class C shares	40,490	89,651
Cost of shares redeemed:		
Class A shares	(10,915,154)	(35,091,645)
Class B shares	(5,721,413)	(15,464,752)
Class C shares	(672,066)	(1,298,861)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,562,598)**	**(28,639,854)**
Total Increase (Decrease) in Net Assets	**(10,049,683)**	**(23,545,119)**
Net Assets ($):		
Beginning of Period	245,783,870	269,328,989
End of Period	**235,734,187**	**245,783,870**

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	563,471	1,233,845
Shares issued for dividends reinvested	202,529	420,261
Shares redeemed	(884,390)	(2,861,665)
Net Increase (Decrease) in Shares Outstanding	**(118,390)**	**(1,207,559)**
Class B[a]		
Shares sold	58,048	112,373
Shares issued for dividends reinvested	26,922	71,785
Shares redeemed	(462,650)	(1,262,263)
Net Increase (Decrease) in Shares Outstanding	**(377,680)**	**(1,078,105)**
Class C		
Shares sold	15,786	45,100
Shares issued for dividends reinvested	3,277	7,291
Shares redeemed	(54,269)	(105,628)
Net Increase (Decrease) in Shares Outstanding	**(35,206)**	**(53,237)**

[a] *During the period ended October 31, 2005, 246,180 Class B shares representing $3,045,356 were automatically converted to 246,223 Class A shares and during the period ended April 30, 2005, 572,057 Class B shares representing $7,018,405 were automatically converted to 572,161 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2005	Year Ended April 30,				
Class A Shares	(Unaudited)	2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	12.36	12.12	12.37	11.82	11.94	11.74
Investment Operations:						
Investment income—net	.24[b]	.48[b]	.51[b]	.55[b]	.59[b]	.62
Net realized and unrealized gain (loss) on investments	(.18)	.24	(.25)	.55	(.10)	.20
Total from Investment Operations	.06	.72	.26	1.10	.49	.82
Distributions:						
Dividends from investment income—net	(.24)	(.48)	(.51)	(.55)	(.59)	(.62)
Dividends from net realized gain on investments	–	–	–	(.00)[c]	(.02)	(.00)[c]
Total Distributions	(.24)	(.48)	(.51)	(.55)	(.61)	(.62)
Net asset value, end of period	12.18	12.36	12.12	12.37	11.82	11.94
Total Return (%)[d]	.45[e]	6.03	2.12	9.49	4.19	7.14
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.92[f]	.93	.92	.93	.92	.91
Ratio of net expenses to average net assets	.91[f]	.93	.92	.93	.92	.91
Ratio of net investment income to average net assets	3.79[f]	3.90	4.15	4.53	4.93	5.22
Portfolio Turnover Rate	9.02[e]	4.33	20.40	32.27	35.83	14.74
Net Assets, end of period ($ x 1,000)		197,935	202,323	213,004	234,408	228,669	228,111

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.92% to 4.93%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

[e] Not annualized.

[f] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	12.36	12.12	12.37	11.83	11.94	11.74
Investment Operations:						
Investment income−net	.20[b]	.42[b]	.45[b]	.49[b]	.53[b]	.56
Net realized and unrealized gain (loss) on investments	(.18)	.24	(.25)	.54	(.09)	.20
Total from Investment Operations	.02	.66	.20	1.03	.44	.76
Distributions:						
Dividends from investment income−net	(.20)	(.42)	(.45)	(.49)	(.53)	(.56)
Dividends from net realized gain on investments	–	–	–	(.00)[c]	(.02)	(.00)[c]
Total Distributions	(.20)	(.42)	(.45)	(.49)	(.55)	(.56)
Net asset value, end of period	12.18	12.36	12.12	12.37	11.83	11.94
Total Return (%)[d]	.18[e]	5.49	1.61	8.86	3.75	6.60
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.43[f]	1.43	1.42	1.44	1.43	1.42
Ratio of net expenses to average net assets	1.43[f]	1.43	1.42	1.44	1.43	1.42
Ratio of net investment income to average net assets	3.27[f]	3.40	3.65	4.01	4.41	4.69
Portfolio Turnover Rate	9.02[e]	4.33	20.40	32.27	35.83	14.74
Net Assets, end of period ($ x 1,000)	32,660	37,811	50,140	57,892	52,833	47,095

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.39% to 4.41%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	12.37	12.12	12.38	11.83	11.94	11.75
Investment Operations:						
Investment income—net	.19[b]	.39[b]	.41[b]	.46[b]	.50[b]	.53
Net realized and unrealized gain (loss) on investments	(.18)	.25	(.26)	.55	(.09)	.19
Total from Investment Operations	.01	.64	.15	1.01	.41	.72
Distributions:						
Dividends from investment income—net	(.19)	(.39)	(.41)	(.46)	(.50)	(.53)
Dividends from net realized gain on investments	–	–	–	(.00)[c]	(.02)	(.00)[c]
Total Distributions	(.19)	(.39)	(.41)	(.46)	(.52)	(.53)
Net asset value, end of period	12.19	12.37	12.12	12.38	11.83	11.94
Total Return (%)[d]	.06[e]	5.31	1.26	8.66	3.48	6.23
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.68[f]	1.69	1.68	1.70	1.67	1.67
Ratio of net expenses to average net assets	1.68[f]	1.69	1.68	1.70	1.67	1.67
Ratio of net investment income to average net assets	3.02[f]	3.14	3.37	3.74	4.15	4.43
Portfolio Turnover Rate	9.02[e]	4.33	20.40	32.27	35.83	14.74
Net Assets, end of period ($ x 1,000)	5,139	5,650	6,185	6,128	4,194	3,264

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.13% to 4.15%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers eleven series including the Maryland Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $10,257,479 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $519,666 of the carryover expires in fiscal 2010, $982,277 expires in fiscal 2011, $1,838,009 expires in fiscal 2012 and $6,917,527 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2005 was as follows: tax exempt income $9,783,321. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2005, the Distributor retained $7,322 from commissions earned on sales of the fund's Class A shares and $36,875 contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2005, Class B and Class C shares were charged $87,945 and $20,557, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the

maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, Class A, Class B and Class C shares were charged $254,321, $43,973 and $6,852, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $55,592 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $110,735, Rule 12b-1 distribution plan fees $17,250, shareholder services plan fees $50,334 and chief compliance officer fees $1,239.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $20,897,840 and $26,222,312, respectively.

At October 31, 2005, accumulated net unrealized appreciation on investments was $6,110,786, consisting of $7,735,169 gross unrealized appreciation and $1,624,383 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees of the Trust held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non–affiliated funds reported in the same Lipper category as the fund. The Board discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's income performance was higher than the comparison group averages for the 3-, 5- and 10-year periods, but slightly lower for the 1-year period, and that the fund's income performance was higher than the Lipper category averages for all reported periods. The Board members also noted that the fund's total return was higher than the comparison group averages for the 1- and 3-year periods, but lower for the 5- and 10-year periods, and that the fund's total return was higher than the Lipper category averages for the 1-, 3- and 10-year periods, but slightly lower for the 5-year period. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The fund's management fee was higher than the fund's comparison group average. The Board noted that the fund's total expense ratio was the same as the fund's comparison group average, but was lower than the Lipper category average.

The Manager's representatives noted that there were no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund, and no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such

expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology also had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the Trust's Management Agreement with respect to the fund. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with its management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Management Agreement with respect to the fund was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Premier State Municipal Bond Fund, Maryland Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



Dreyfus Premier State Municipal Bond Fund, Massachusetts Series

SEMIANNUAL REPORT October 31, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Massachusetts Series, covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James Welch.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Massachusetts Series perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved total returns of 0.25% for Class A shares, –0.02% for Class B shares, –0.13% for Class C shares and 0.33% for Class Z shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper Massachusetts Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.12% for the reporting period.[3]

Low inflation expectations and robust investor demand helped municipal bonds withstand the potentially eroding effects of rising short-term interest rates during the reporting period. The fund generally produced returns that were in line with its Lipper category average. However, the fund underperformed the Index, which contains bonds from many states, not just Massachusetts, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Massachusetts state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Massachusetts state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we

may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Rising short-term interest rates represented one of the most significant influences on the fund's performance. In its ongoing campaign to forestall inflationary pressures, the Federal Reserve Board (the "Fed") raised the overnight federal funds rate from 2.75% at the start of the reporting period to 3.75% by the end. The Fed acted again on November 1, 2005, just one day after the reporting period's close, hiking the federal funds rate to 4%.

Yields of municipal bonds with short maturities rose along with interest rates, eroding some of their value. However, unlike most previous credit tightening cycles, longer-term bonds remained remarkably resilient due to persistently low inflation and robust investor demand. As a result, yield differences between shorter- and longer-term bonds narrowed, supporting prices of securities at the longer end of the maturity spectrum.

Massachusetts enjoyed higher tax revenues in the recovering economy, enabling it to increase state aid to local municipalities and prompting one of the major bond rating agencies to upgrade its credit rating for the state's uninsured general obligation bonds. However, the rising supply of newly issued Massachusetts bonds put downward pressure on their prices relative to the national market.

In this environment, the fund continued to enjoy competitive levels of income from its seasoned, core holdings. In addition, our emphasis on bonds with maturities in the 20- to 25-year range helped the fund participate more fully in strength within this part of the maturity spectrum. When making new purchases, we tended to focus on higher-quality, premium-priced bonds that historically have held more of their value during market setbacks.

What is the fund's current strategy?

In response to stronger-than-expected economic data, the Fed recently signaled its intention to raise interest rates more than many analysts previously expected, and longer-term bond yields began to rise. Accordingly, we have maintained a generally defensive investment posture, including setting the fund's sensitivity to interest-rate changes below industry averages. However, high energy prices and rising interest rates could dampen economic growth and cause inflation fears to ease, so we have maintained our emphasis on securities in the 20- to 25-year maturity range, where we believe volatility is likely to remain muted.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided for Class Z shares reflects the absorption of certain expenses by The Dreyfus Corporation pursuant to an agreement in effect until at least April 30, 2006. Had these expenses not been absorbed, the return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Massachusetts Series from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 4.64	$ 7.31	$ 8.36	$ 3.79
Ending value (after expenses)	$1,002.50	$999.80	$998.70	$1,003.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 4.69	$ 7.37	$ 8.44	$ 3.82
Ending value (after expenses)	$1,020.57	$1,017.90	$1,016.84	$1,021.42

† *Expenses are equal to the fund's annualized expense ratio of .92% for Class A, 1.45% for Class B, 1.66% for Class C and .75% for Class Z; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

October 31, 2005 (Unaudited)

Long-Term Municipal Investments—96.5%	Principal Amount ($)	Value ($)
Massachusetts—88.8%		
Bellingham:		
5%, 3/1/2017 (Insured; AMBAC)	1,945,000	2,059,483
5%, 3/1/2018 (Insured; AMBAC)	2,040,000	2,155,933
5%, 3/1/2019 (Insured; AMBAC)	2,140,000	2,259,926
5%, 3/1/2020 (Insured; AMBAC)	2,245,000	2,362,279
Boston 5.75%, 2/1/2010	3,945,000 [a]	4,301,904
Boston Industrial Development Financing Authority, Sewer Facility Revenue (Harbor Electric Energy Co. Project)		
7.375%, 5/15/2015	1,970,000	1,975,674
Brookline 5.25%, 4/1/2020	3,860,000	4,125,143
Greater Lawrence Sanitation District		
5.75%, 6/15/2010 (Insured; MBIA)	1,425,000 [a]	1,574,682
Holliston 5.25%, 4/1/2020 (Insured; MBIA)	1,655,000	1,777,520
Hopkinton:		
5%, 9/1/2017	1,735,000	1,829,471
5%, 9/1/2018	1,735,000	1,824,821
5%, 9/1/2019	1,735,000	1,822,496
5%, 9/1/2020	1,735,000	1,820,605
Marblehead:		
5%, 8/15/2023	1,835,000	1,928,750
5%, 8/15/2024	1,925,000	2,019,036
Massachusetts, Consolidated Loan:		
5.125%, 3/1/2012 (Insured; FSA)	3,000,000 [a]	3,219,120
5.375%, 8/1/2012 (Insured; MBIA)	1,000,000 [a]	1,089,950
5%, 9/1/2025	3,125,000	3,259,219
Massachusetts Bay Transportation Authority:		
Assessment Revenue:		
5.25%, 7/1/2010	5,255,000 [a]	5,653,382
5.25%, 7/1/2030	1,495,000	1,579,617
(General Transportation Systems):		
6.20%, 3/1/2016	2,055,000	2,367,648
7%, 3/1/2021	1,000,000	1,239,500
Sales Tax Revenue		
5%, 7/1/2012	1,000,000 [a]	1,074,610
Massachusetts College Building Authority, Project Revenue:		
5.25%, 5/1/2020 (Insured; XLCA)	2,815,000	2,985,814
Zero Coupon, 5/1/2026 (Insured; MBIA)	5,385,000	2,040,592

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Development Finance Agency, Revenue:		
(Assumption College)		
6%, 3/1/2030 (Insured; Radian)	1,905,000	2,076,450
(Landmark School) 5.25%, 6/1/2029 (Insured; Radian)	1,100,000	1,118,964
(Massachusetts College of Pharmacy and		
Allied Health Sciences Issue):		
6.75%, 1/1/2010	2,000,000 [a]	2,272,580
6.35%, 7/1/2023	1,000,000	1,106,900
(Mount Holyoke College) 5.25%, 7/1/2031	5,000,000	5,207,000
(Neville Communities):		
5.75%, 6/20/2022 (Collateralized; GNMA)	600,000	664,002
6%, 6/20/2044 (Collateralized; GNMA)	1,500,000	1,641,720
Resource Recovery (Ogden Haverhill Project)		
5.50%, 12/1/2019	1,200,000	1,220,076
Massachusetts Educational Financing Authority,		
Education Loan Revenue		
5.85%, 7/1/2014 (Insured; AMBAC)	525,000	527,336
Massachusetts Health and Educational		
Facilities Authority, Revenue:		
(Community College Program)		
5.25%, 10/1/2026 (Insured; AMBAC)	2,845,000	3,006,767
(Daughters of Charity)		
6.10%, 7/1/2006	1,100,000 [a]	1,114,982
(Harvard University):		
6%, 7/1/2010	2,500,000 [a]	2,787,500
5%, 7/15/2022	2,945,000	3,081,088
(Healthcare Systems–Covenant Health)		
6%, 7/1/2022	5,100,000	5,473,728
(Lahey Clinic Medical Center Issue)		
5%, 8/15/2023 (Insured; FGIC)	1,500,000	1,562,370
(Massachusetts Institute of Technology)		
5.50%, 7/1/2032	2,160,000	2,495,189
(Medical Academic and Scientific		
Community Organization Issue)		
6.625%, 1/1/2015	2,500,000	2,580,450
(Milford-Whitinsville Hospital)		
6.50%, 7/15/2023	2,250,000	2,432,857
(New England Medical Center Hospital)		
5.375%, 5/15/2017 (Insured; FGIC)	1,950,000	2,093,032
(Partners Healthcare System):		
6%, 7/1/2016	1,520,000	1,668,610
6%, 7/1/2017	1,145,000	1,261,515
5%, 7/1/2020	1,200,000	1,244,772
5.75%, 7/1/2032	1,350,000	1,469,758

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Health and Educational		
Facilities Authority, Revenue (continued):		
(Schepens Eye Research)		
6.50%, 7/1/2028 (Insured; ACA)	2,105,000	2,314,048
(Simmons College)		
5%, 10/1/2023 (Insured; FGIC)	1,000,000	1,042,420
(Springfield College)		
5.125%, 10/15/2023 (Insured; Radian)	1,100,000	1,148,543
(Tufts University):		
5.50%, 8/15/2017	1,700,000	1,906,244
5.50%, 8/15/2018	1,625,000	1,827,979
5.25%, 2/15/2030	2,000,000	2,077,860
(UMass Memorial Issue):		
5.25%, 7/1/2025	1,585,000	1,629,047
5%, 7/1/2033	1,005,000	990,850
(Wheaton College):		
5%, 7/1/2016	1,255,000	1,322,569
5%, 7/1/2018	1,375,000	1,438,882
5%, 7/1/2019	1,165,000	1,215,701
Massachusetts Housing Finance Agency:		
Housing:		
5%, 12/1/2026	1,250,000	1,260,800
5%, 6/1/2030	1,000,000	1,018,830
Housing Development		
5.40%, 6/1/2020 (Insured; MBIA)	345,000	353,746
Housing Revenue:		
5%, 12/1/2024	1,620,000	1,630,611
5.25%, 12/1/2033	2,000,000	2,040,640
Housing Revenue Rental Mortgage		
6%, 1/1/2006 (Insured; AMBAC)	4,900,000 [a]	4,991,483
Massachusetts Industrial Finance Agency, Revenue:		
(Phillips Academy)		
5.375%, 9/1/2008	1,500,000 [a]	1,614,960
Resource Recovery (Ogden Haverhill Project)		
5.60%, 12/1/2019	2,000,000	2,040,520
Water Treatment (American Hingham)		
6.95%, 12/1/2035	2,790,000	2,896,243
Massachusetts Water Pollution Abatement Trust:		
5.625%, 2/1/2007	4,870,000 [a]	5,069,183
(Pool Program):		
5.375%, 8/1/2009	1,710,000 [a]	1,841,379
5%, 8/1/2012	980,000 [a]	1,046,493

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Water Pollution Abatement Trust (continued):		
(Pool Program) (continued):		
5%, 8/1/2016	20,000	21,112
5%, 8/1/2021	1,000,000 b	1,056,430
5.375%, 8/1/2027	3,065,000	3,257,574
4.50%, 8/1/2035	2,000,000 b	1,934,580
Massachusetts Water Resources Authority:		
5.20%, 8/1/2011 (Insured; MBIA)	1,000,000 a	1,083,040
5.25%, 8/1/2026 (Insured; MBIA)	2,000,000	2,166,960
5%, 8/1/2029 (Insured; MBIA)	2,000,000	2,085,700
Medford 5%, 3/15/2019 (Insured; AMBAC)	1,155,000	1,219,853
Narragansett Regional School District 6.50%, 6/1/2016 (Insured; AMBAC)	1,205,000	1,371,206
New England Educational Loan Marketing Corp., Student Loan Revenue 6.90%, 11/1/2009	1,000,000	1,048,670
Northampton (School Project Loan Act of 1948) 5.75%, 5/15/2006 (Insured; MBIA)	1,520,000 a	1,572,638
Pittsfield 5.125%, 4/15/2022 (Insured; MBIA)	1,500,000	1,593,735
Route 3 North Transportion Improvement Association, LR 5.75%, 6/15/2010 (Insured; MBIA)	1,000,000 a	1,096,510
Sandwich 5%, 7/15/2020 (Insured; MBIA)	1,295,000	1,384,925
Triton Regional School District:		
5.25%, 4/1/2019 (Insured; FGIC)	1,420,000	1,534,083
5.25%, 4/1/2020 (Insured; FGIC)	1,420,000	1,523,546
Westfield 6.50%, 5/1/2010 (Insured; FGIC)	1,750,000 a	1,984,780
Woods Hole, Martha's Vineyard and Nantucket Steamship Authority 5%, 3/1/2019	4,070,000	4,307,769
U.S. Related—7.7%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds:		
5.375%, 5/15/2033	2,080,000	2,143,461
Zero Coupon, 5/15/2050	10,000,000	615,600
Commonwealth of Puerto Rico, Public Improvement 5.25%, 7/1/2017 (Insured; XLCA)	1,460,000	1,602,292
Puerto Rico Electric Power Authority, Power Revenue 5.125%, 7/1/2026 (Insured; FSA)	1,000,000	1,051,940

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related (continued)		
Puerto Rico Highway and Transportation Authority, Transportation Revenue:		
5.50%, 7/1/2014	1,000,000 a	1,114,700
5.75%, 7/1/2019 (Insured; CIFG)	2,000,000	2,245,860
5.75%, 7/1/2020 (Insured; CIFG)	2,000,000	2,244,440
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue Zero Coupon, 7/1/2035 (Insured; AMBAC)	4,780,000	1,107,956
Puerto Rico Public Buildings Authority, Guaranteed Government Facilities Revenue:		
6.25%, 7/1/2015 (Insured; AMBAC)	1,100,000	1,297,219
5.75%, 7/1/2022	1,900,000	2,163,017
Total Long-Term Investments (cost $185,890,875)		**195,003,448**

Short-Term Municipal Investments—3.4%

	Principal Amount ($)	Value ($)
Massachusetts;		
Massachusetts Health and Educational Facilities Authority Revenue:		
(Capital Asset Program Issue):		
2.65% (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	1,820,000 c	1,820,000
2.70% (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	400,000 c	400,000
2.70% (LOC; Bank of America)	2,100,000 c	2,100,000
(Partners HealthCare System) 2.68%	1,600,000 c	1,600,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue 2.70% (LOC; Landesbank Hessen-Thuringen Girozentrale)	925,000 c	925,000
Total Short-Term Investments (cost $6,845,000)		**6,845,000**
Total Investments (cost $192,735,875)	**99.9%**	**201,848,448**
Cash and Receivables (Net)	**.1%**	**212,323**
Net Assets	**100.0%**	**202,060,771**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		AAA		AAA	52.9
AA		Aa		AA	27.0
A		A		A	9.1
BBB		Baa		BBB	7.6
F1		MIG1/P1		SP1/A1	3.4
					100.0

† Based on total investments.

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed delivery basis.

c Securities payable on demand. Variable interest rate—subject to periodic change.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	192,735,875	201,848,448
Cash		746,789
Interest receivable		2,777,685
Receivable for shares of Beneficial Interest subscribed		3,638
Prepaid expenses		20,100
		205,396,660
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		110,682
Payable for investment securities purchased		2,989,860
Payable for shares of Beneficial Interest redeemed		191,555
Accrued expenses		43,792
		3,335,889
Net Assets ($)		**202,060,771**
Composition of Net Assets ($):		
Paid-in capital		192,513,637
Accumulated undistributed investment income–net		35,014
Accumulated net realized gain (loss) on investments		399,547
Accumulated net unrealized appreciation (depreciation) on investments		9,112,573
Net Assets ($)		**202,060,771**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	48,910,773	5,880,616	4,269,997	142,999,385
Shares Outstanding	4,191,563	504,504	365,649	12,255,934
Net Asset Value Per Share ($)	**11.67**	**11.66**	**11.68**	**11.67**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**5,009,357**
Expenses:	
Management fee–Note 3(a)	575,487
Shareholder servicing costs–Note 3(c)	222,739
Distribution fees–Note 3(b)	31,604
Registration fees	13,314
Professional fees	11,911
Custodian fees	9,215
Prospectus and shareholders' reports	8,412
Loan commitment fees–Note 2	889
Trustees' fees and expenses–Note 3(d)	578
Miscellaneous	15,708
Total Expenses	**889,857**
Less–reduction in expenses due to undertaking–Note 3(a)	(13,058)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(2,542)
Net Expenses	**874,257**
Investment Income–Net	**4,135,100**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	129,146
Net unrealized appreciation (depreciation) on investments (including $53,591 net unrealized appreciation on financial futures)	(3,659,284)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,530,138)**
Net Increase in Net Assets Resulting from Operations	**604,962**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income–net	4,135,100	5,516,932
Net realized gain (loss) on investments	129,146	539,565
Net unrealized appreciation (depreciation) on investments	(3,659,284)	1,495,076
Net Increase (Decrease) in Net Assets Resulting from Operations	**604,962**	**7,551,573**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(997,879)	(2,010,462)
Class B shares	(102,590)	(224,320)
Class C shares	(67,565)	(120,989)
Class Z shares	(2,961,760)	(3,139,198)
Net realized gain on investments:		
Class A shares	–	(83,683)
Class B shares	–	(10,821)
Class C shares	–	(6,855)
Class Z shares	–	(239,592)
Total Dividends	**(4,129,794)**	**(5,835,920)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,380,270	5,067,753
Class B shares	113,172	501,762
Class C shares	290,076	1,876,976
Class Z shares	3,285,230	3,310,156
Net assets received in connection with reorganization–Note 1	–	150,399,659
Dividends reinvested:		
Class A shares	654,130	1,317,806
Class B shares	56,623	130,227
Class C shares	43,991	79,336
Class Z shares	2,176,371	2,503,897
Cost of shares redeemed:		
Class A shares	(6,145,276)	(6,702,360)
Class B shares	(426,452)	(1,581,552)
Class C shares	(203,284)	(1,523,104)
Class Z shares	(7,314,682)	(8,714,923)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(4,089,831)**	**146,665,633**
Total Increase (Decrease) in Net Assets	**(7,614,663)**	**148,381,286**
Net Assets ($):		
Beginning of Period	209,675,434	61,294,148
End of Period	**202,060,771**	**209,675,434**
Undistributed investment income–net	35,014	–

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	284,652	432,376
Shares issued for dividends reinvested	55,162	112,320
Shares redeemed	(518,632)	(574,624)
Net Increase (Decrease) in Shares Outstanding	**(178,818)**	**(29,928)**
Class B[a]		
Shares sold	9,578	42,890
Shares issued for dividends reinvested	4,780	11,111
Shares redeemed	(35,992)	(135,865)
Net Increase (Decrease) in Shares Outstanding	**(21,634)**	**(81,864)**
Class C		
Shares sold	24,423	158,476
Shares issued for dividends reinvested	3,708	6,754
Shares redeemed	(17,144)	(130,171)
Net Increase (Decrease) in Shares Outstanding	**10,987**	**35,059**
Class Z		
Shares sold	277,236	277,772
Shares issued in connection with reorganization−Note 1	–	12,659,904
Shares issued for dividends reinvested	183,575	211,941
Shares redeemed	(616,912)	(737,582)
Net Increase (Decrease) in Shares Outstanding	**(156,101)**	**12,412,035**

[a] *During the period ended October 31, 2005, 18,378 Class B shares representing $218,039, were automatically converted to 18,360 Class A shares and during the period ended April 30, 2005, 48,731 Class B shares representing $570,850 were automatically converted to 48,677 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005	Year Ended April 30, 2004	Year Ended April 30, 2003	Year Ended April 30, 2002[a]	Year Ended April 30, 2001
Per Share Data ($):						
Net asset value, beginning of period	11.87	11.50	11.80	11.30	11.14	10.69
Investment Operations:						
Investment income—net	.23[b]	.46[b]	.46[b]	.50[b]	.53[b]	.56
Net realized and unrealized gain (loss) on investments	(.20)	.39	(.21)	.50	.16	.45
Total from Investment Operations	.03	.85	.25	1.00	.69	1.01
Distributions:						
Dividends from investment income—net	(.23)	(.46)	(.46)	(.50)	(.53)	(.56)
Dividends from net realized gain on investments	–	(.02)	(.09)	–	–	–
Total Distributions	(.23)	(.48)	(.55)	(.50)	(.53)	(.56)
Net asset value, end of period	11.67	11.87	11.50	11.80	11.30	11.14
Total Return (%)[c]	.25[d]	7.54	2.15	9.04	6.25	9.63
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.92[e]	.97	.99	.98	.97	.96
Ratio of net expenses to average net assets	.92[e]	.97	.99	.98	.97	.96
Ratio of net investment income to average net assets	3.87[e]	3.96	3.94	4.35	4.66	5.09
Portfolio Turnover Rate	17.02[d]	43.92	46.61	70.83	58.32	51.41
Net Assets, end of period ($ x 1,000)	48,911	51,884	50,624	56,826	51,756	51,557

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.64% to 4.66%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2005 (Unaudited)	2005	2004	2003	2002[a]	2001
		Year Ended April 30,				

Class B Shares	Six Months Ended October 31, 2005 (Unaudited)	2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	11.86	11.50	11.80	11.29	11.14	10.68
Investment Operations:						
Investment income−net	.20[b]	.40[b]	.40[b]	.44[b]	.46[b]	.50
Net realized and unrealized gain (loss) on investments	(.20)	.38	(.21)	.51	.16	.46
Total from Investment Operations	.00	.78	.19	.95	.62	.96
Distributions:						
Dividends from investment income−net	(.20)	(.40)	(.40)	(.44)	(.47)	(.50)
Dividends from net realized gain on investments	–	(.02)	(.09)	–	–	–
Total Distributions	(.20)	(.42)	(.49)	(.44)	(.47)	(.50)
Net asset value, end of period	11.66	11.86	11.50	11.80	11.29	11.14
Total Return (%)[c]	(.02)[d]	6.89	1.62	8.58	5.61	9.18
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.45[e]	1.49	1.51	1.48	1.48	1.48
Ratio of net expenses to average net assets	1.45[e]	1.49	1.51	1.48	1.48	1.48
Ratio of net investment income to average net assets	3.34[e]	3.44	3.41	3.80	4.13	4.57
Portfolio Turnover Rate	17.02[d]	43.92	46.61	70.83	58.32	51.41
Net Assets, end of period ($ x 1,000)	5,881	6,239	6,990	6,944	4,611	4,566

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.12% to 4.13%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	11.88	11.51	11.82	11.31	11.15	10.70
Investment Operations:						
Investment income−net	.19[b]	.37[b]	.38[b]	.41[b]	.42[b]	.46
Net realized and unrealized gain (loss) on investments	(.20)	.39	(.23)	.52	.17	.45
Total from Investment Operations	(.01)	.76	.15	.93	.59	.91
Distributions:						
Dividends from investment income−net	(.19)	(.37)	(.37)	(.42)	(.43)	(.46)
Dividends from net realized gain on investments	−	(.02)	(.09)	−	−	−
Total Distributions	(.19)	(.39)	(.46)	(.42)	(.43)	(.46)
Net asset value, end of period	11.68	11.88	11.51	11.82	11.31	11.15
Total Return (%)[c]	(.13)[d]	6.74	1.29	8.31	5.39	8.65
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.66[e]	1.72	1.74	1.71	1.72	1.79
Ratio of net expenses to average net assets	1.66[e]	1.71	1.74	1.71	1.72	1.79
Ratio of net investment income to average net assets	3.13[e]	3.20	3.15	3.50	3.81	4.18
Portfolio Turnover Rate	17.02[d]	43.92	46.61	70.83	58.32	51.41
Net Assets, end of period ($ x 1,000)	4,270	4,214	3,680	2,532	725	373

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.79% to 3.81%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class Z Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	11.87	11.88
Investment Operations:		
Investment income–net[b]	.24	.25
Net realized and unrealized gain (loss) on investments	(.20)	.01
Total from Investment Operations	.04	.26
Distributions:		
Dividends from investment income–net	(.24)	(.25)
Dividends from net realized gain on investments	–	(.02)
Total Distributions	(.24)	(.27)
Net asset value, end of period	11.67	11.87
Total Return (%)[c]	.33	2.23
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	.77	.77
Ratio of net expenses to average net assets[d]	.75	.76
Ratio of net investment income to average net assets[d]	4.03	4.07
Portfolio Turnover Rate[c]	17.02	43.92
Net Assets, end of period ($ x 1,000)	142,999	147,338

[a] *From October 14, 2004 (commencement of initial offering) to April 30, 2005.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Massachusetts Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

As of the close of business on October 20, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Trustees, all of the assets, subject to the liabilities, of Dreyfus Massachusetts Tax Exempt Bond Fund were transferred to the fund. Shareholders of Dreyfus Massachusetts Tax Exempt Bond Fund received Class Z shares of the fund, in an amount equal to the aggregate net asset value of their investment in Dreyfus Massachusetts Tax Exempt Bond Fund at the time of the exchange. The net asset value of the fund's Class Z shares at the close of business on October 20, 2004, after the reorganization, was $11.88 per share and a total of 12,659,904 Class Z shares representing net assets of $150,399,659 (including $9,309,082 net unrealized appreciation on investments) were issued to Dreyfus Massachusetts Tax Exempt Bond Fund's shareholders, in the exchange. The exchange was a tax-free event to shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class Z. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically con-

vert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of Dreyfus Massachusetts Tax Exempt Bond Fund as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at

fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when–issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2005, was as follows: tax exempt income $5,494,969, ordinary income $72,793 and long term capital gain $268,158, respectively. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume the fund's expenses, until at least April 30, 2006, so that, the total annual operating expenses of the fund's Class Z shares (exclusive of taxes, brokerage com-

missions, interest, commitment fees on borrowings and extraordinary expenses) do not exceed .78%. The reduction in expenses, pursuant to the undertaking, amounted to $13,058, during the period ended October 31, 2005.

During the period ended October 31, 2005, the Distributor retained $3,310 from commissions earned on sales of the fund's Class A shares and $5,470 and $196 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2005, Class B and Class C shares were charged $15,370 and $16,234, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of their shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, Class A, Class B and Class C shares were charged $64,621, $7,685, and $5,418, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services

relating to shareholders accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended October 31, 2005, Class Z shares were charged $84,690 pursuant to the Shareholders Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $42,463 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $94,738, Rule 12b-1 distribution plan fees $5,243, shareholders services plan fees $9,462 and chief compliance officer fees $1,239.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) A .10% redemption fee is charged and retained by the fund on certain Class Z shares redeemed within thirty days of their issuance.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $35,128,608 and $42,065,234, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin

payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At October 31, 2005, there were no financial futures contracts outstanding.

At October 31, 2005, accumulated net unrealized appreciation on investments was $9,112,573, consisting of $9,517,279 gross unrealized appreciation and $404,706 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's income performance was lower than the comparison group averages, but higher than the Lipper category averages, for the 1-, 3-, 5- and 10-year periods. The Board members also noted that the fund's total return was higher than the comparison group averages for the 1-, 3-, and 5-year periods but slightly lower for the 10-year period, and that the fund's total return was higher than the Lipper category averages for all reported periods. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The fund's management fee was slightly higher than the fund's comparison group average. The Board noted that the fund's total expense ratio was higher than the fund's comparison group average, but was lower than the Lipper category average.

Representatives of the Manager noted that there were no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, as the fund and no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of,

individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board noted that the fund's assets had increased recently as the result of a merger of another fund into the fund, but that the fund's asset level was not to a point where economies of scale were accruing to the Manager in connection with its management of the fund. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the Trust's Management Agreement with respect to the fund. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was generally satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Management Agreement with respect to the fund was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Massachusetts Series**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0063SA1005

Dreyfus Premier State Municipal Bond Fund, Michigan Series

SEMIANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Michigan Series, covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Michigan Series perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved total returns of 0.85% for Class A shares, 0.52% for Class B shares and 0.48% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper Michigan Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.28% for the reporting period.[3]

We attribute the fund's performance to the resiliency of longer-term bond prices in a rising interest-rate environment, which we attribute to low inflation expectations and robust investor demand. The fund's Class A shares produced a higher return than the benchmark and Lipper category average, primarily due to relatively strong income from its seasoned, core holdings.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Michigan state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Michigan state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we

may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The fund was influenced during the reporting period by higher short-term interest rates and low inflation in a moderately growing U.S. economy. As part of its ongoing credit tightening campaign, the Federal Reserve Board (the "Fed") increased the overnight federal funds rate four times during the reporting period, driving it from 2.75% to 3.75%. On November 1, just one day after the reporting period's close, the Fed acted again, hiking the federal funds rate to 4%. Contrary to historical norms, however, yields of longer-term bonds failed to rise along with interest rates for most of the reporting period, partly due to persistently low inflation expectations among investors. As a result, prices of longer-term municipal bonds held up remarkably well as yield differences between shorter- and longer-term securities narrowed.

In addition, municipal bonds benefited from robust investor demand, including purchases by hedge funds, insurance companies and other "non-traditional" investors attracted by the market's generous after-tax returns. However, the beneficial effects of these national supply-and-demand dynamics were offset by fiscal concerns in Michigan, where poor business conditions for automobile manufacturers and auto parts suppliers may lead to lower tax receipts amid possible layoffs, plant closures and reduced benefits.

The fund continued to receive attractive levels of current income from its core holdings of seasoned municipal bonds, most of which were purchased during a market environment offering higher yields than are available today. In addition, the fund's returns were supported by its relatively light exposure to shorter-term securities; instead, we focused on bonds with maturities of 20 years or more. Finally, the fund's higher-yielding holdings, including tax-exempt bonds backed by health care facilities, made relatively strong contributions to the fund's performance.

What is the fund's current strategy?

In the wake of stronger-than-expected economic data, the Fed recently signaled its intention to raise short-term interest rates higher than many analysts previously expected, and longer-term bond yields began to rise. This suggests to us that returns from municipal bonds over the foreseeable future are likely to be derived primarily from income. Accordingly, we have maintained a relatively cautious investment posture, including a focus on income-oriented, premium-priced securities that historically have held more of their value during market setbacks.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Michigan residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Michigan Series from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.96	$ 7.68	$ 8.59
Ending value (after expenses)	$1,008.50	$1,005.20	$1,004.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.99	$ 7.73	$ 8.64
Ending value (after expenses)	$1,020.27	$1,017.54	$1,016.64

† *Expenses are equal to the fund's annualized expense ratio of .98% for Class A, 1.52% for Class B and 1.70% for Class C, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

Long-Term Municipal Investments−97.7%	Principal Amount ($)	Value ($)
Michigan−97.1%		
Allegan Hospital Finance Authority, HR (Allegan General Hospital):		
6.875%, 11/15/2017	4,460,000	4,725,058
7%, 11/15/2021	800,000	848,112
Anchor Bay School District, Building and Site		
6%, 5/1/2009 (Insured; FGIC)	1,500,000 a	1,626,390
Brighton Area School District:		
Zero Coupon, 5/1/2014 (Insured; AMBAC)	8,000,000	5,578,400
Zero Coupon, 5/1/2020 (Insured; AMBAC)	3,900,000	1,985,646
Charyl Stockwell Academy, COP		
5.75%, 10/1/2025	1,065,000	1,055,596
Detroit, Water Supply Systems Revenue:		
5.75%, 7/1/2011 (Insured; FGIC)	4,000,000 a	4,462,120
5%, 7/1/2034 (Insured; MBIA)	3,650,000	3,746,761
Detroit City School District:		
5.125%, 5/1/2012 (Insured; FSA)	1,000,000 a	1,079,150
School Building and Site Improvement 6%, 5/1/2020 (Insured, FGIC)	1,000,000	1,181,420
Detroit Community High School, Public School Academy Revenue:		
5.65%, 11/1/2025	1,200,000	1,182,348
5.75%, 11/1/2035	1,215,000	1,193,701
Dickinson County Healthcare System, HR:		
5.50%, 11/1/2013 (Insured; ACA)	2,515,000	2,657,927
5.70%, 11/1/2018 (Insured; ACA)	1,800,000	1,898,262
Fitzgerald Public School District, School Building and Site 5%, 5/1/2020 (Insured; AMBAC)	2,000,000	2,104,340
Fowlerville Community Schools School District 5.60%, 5/1/2007 (Insured; MBIA)	2,995,000 a	3,103,689
Grand Valley State University, Revenue 5.25%, 12/1/2010 (Insured; FGIC)	3,000,000 a	3,238,380
Huron Valley School District Zero Coupon, 5/1/2018 (Insured; FGIC)	6,270,000	3,541,233
Kalamazoo Hospital Finance Authority, Hospital Facilities Revenue (Borgess Medical Center) 6.25%, 6/1/2014 (Insured; FGIC)	2,000,000	2,321,760
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project) 6.25%, 7/1/2040	2,000,000	2,156,220
Michigan Building Authority, Revenue (Facilities Program) 5.50%, 10/15/2018	5,000,000	5,447,750

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Michigan (continued)		
Michigan Higher Educational Facilities Authority, LOR (Hillsdale College Project) 5%, 3/1/2035	1,200,000	1,210,500
Michigan Hospital Finance Authority, HR:		
(Detroit Medical Center) 8.125%, 8/15/2012	75,000	75,112
(Henry Ford Health System)		
5.625%, 3/1/2017	1,000,000	1,071,220
(Sparrow Obligated Group)		
5%, 11/15/2036 (Insured; MBIA)	2,000,000	2,045,820
(Trinity Healtheast)		
6%, 12/1/2027 (Insured; AMBAC)	3,500,000	3,873,450
Michigan Housing Representatives, COP Zero Coupon, 8/15/2022 (Insured; AMBAC)	5,075,000	2,284,917
Michigan Municipal Bond Authority, Clean Water Revolving Fund Revenue 7.727%, 10/1/2021	5,100,000 b,c	5,965,470
Michigan Strategic Fund, LOR:		
(Detroit Education Exempt Facilities)		
5.25%, 12/15/2032 (Insured; XLCA)	1,250,000	1,298,800
(NSF International Project):		
5.125%, 8/1/2019	700,000	721,609
5.25%, 8/1/2026	1,000,000	1,020,650
SWDR (Genesee Power Station Project)		
7.50%, 1/1/2021	2,600,000	2,583,126
Monroe County Economic Development Corp, LOR (Detroit Edison Co. Project) 6.95%, 9/1/2022 (Insured; FGIC)	2,000,000	2,575,840
Northville, Special Assessment (Wayne County) 7.875%, 1/1/2006	15,000	15,059
Pontiac Tax Increment Finance Authority, Revenue 6.375%, 6/1/2031	3,170,000	3,383,246
Redford University School District 5.50%, 5/1/2015 (Insured; AMBAC)	1,260,000	1,404,157
Romulus Economic Development Corp, Limited Obligation EDR (Romulus HIR Limited Partnership Project) 7%, 11/1/2015 (Insured; ITT Lyndon Property Insurance Co.)	3,700,000	4,476,556

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Michigan (continued)		
Sterling Heights, Judgment Funding:		
5.375%, 10/1/2017 (Insured; FGIC)	1,000,000	1,062,210
5.375%, 10/1/2018 (Insured; FGIC)	2,030,000	2,156,286
Stockbridge Community Schools		
5.50%, 5/1/2010	600,000 a	650,028
Sturgis Public School District, School Building		
and Site 5.625%, 5/1/2010	5,085,000 a	5,535,277
Summit Academy North,		
Public School Academy Revenue		
5.50%, 11/1/2035	1,500,000	1,456,065
Wayne County Airport Authority, Revenue (Detroit		
Metropolitan Wayne County Airport)		
5.25%, 12/1/2025 (Insured; MBIA)	2,500,000	2,618,525
Wyandotte, Electric Revenue:		
5.375%, 10/1/2016 (Insured; MBIA)	1,870,000	1,986,202
5.375%, 10/1/2017 (Insured; MBIA)	2,000,000	2,122,000
U.S. Related−.6%		
Children's Trust Fund of Puerto Rico,		
Tobacco Settlement Revenue Assets		
Backed Bonds Zero Coupon, 5/15/2050	11,000,000	677,160
Total Long-Term Municipal Investments		
(cost $100,474,626)		**107,403,548**

Short-Term Municipal Investment−.9%		
Michigan;		
Board of Trustees of Michigan State University,		
General Revenue 2.69% (LOC; Liquidity		
Facility; Dexia Credit Local)		
(cost $1,000,000)	1,000,000 d	**1,000,000**

Total Investments (cost $101,474,626)	**98.6%**	**108,403,548**
Cash and Receivables (Net)	**1.4%**	**1,478,444**
Net Assets	**100.0%**	**109,881,992**

Summary of Abbreviations

ACA	American Capital Access		**GNMA**	Government National Mortgage Association
AGC	ACE Guaranty Corporation		**GO**	General Obligation
AGIC	Asset Guaranty Insurance Company		**HR**	Hospital Revenue
AMBAC	American Municipal Bond Assurance Corporation		**IDB**	Industrial Development Board
ARRN	Adjustable Rate Receipt Notes		**IDC**	Industrial Development Corporation
BAN	Bond Anticipation Notes		**IDR**	Industrial Development Revenue
BIGI	Bond Investors Guaranty Insurance		**LOC**	Letter of Credit
BPA	Bond Purchase Agreement		**LOR**	Limited Obligation Revenue
CGIC	Capital Guaranty Insurance Company		**LR**	Lease Revenue
CIC	Continental Insurance Company		**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		**MFHR**	Multi-Family Housing Revenue
CMAC	Capital Market Assurance Corporation		**MFMR**	Multi-Family Mortgage Revenue
COP	Certificate of Participation		**PCR**	Pollution Control Revenue
CP	Commercial Paper		**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue		**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue		**RAW**	Revenue Anticipation Warrants
FGIC	Financial Guaranty Insurance Company		**RRR**	Resources Recovery Revenue
			SAAN	State Aid Anticipation Notes
FHA	Federal Housing Administration		**SBPA**	Standby Bond Purchase Agreement
FHLB	Federal Home Loan Bank		**SFHR**	Single Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation		**SFMR**	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association		**SONYMA**	State of New York Mortgage Agency
FSA	Financial Security Assurance		**SWDR**	Solid Waste Disposal Revenue
GAN	Grant Anticipation Notes		**TAN**	Tax Anticipation Notes
GIC	Guaranteed Investment Contract		**TAW**	Tax Anticipation Warrants
			TRAN	Tax and Revenue Anticipation Notes
			XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	58.5
AA		Aa		AA	10.8
A		A		A	7.9
BBB		Baa		BBB	5.7
BB		Ba		BB	3.6
F1		MIG1/P1		SP1/A1	.9
Not Rated[e]		Not Rated[e]		Not Rated[e]	12.6
					100.0

† Based on total investments.

[a] These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Inverse floater security—the interest rate is subject to change periodically.

[c] Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2005, this security amounted to $5,965,470 or 5.4% of net assets.

[d] Securities payable on demand. Variable interest rate—subject to periodic change.

[e] Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	101,474,626	108,403,548
Interest receivable		1,922,707
Receivable for shares of Beneficial Interest subscribed		4,822
Prepaid expenses		9,484
		110,340,561
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		91,273
Cash overdraft due to Custodian		172,206
Payable for shares of Beneficial Interest redeemed		159,628
Accrued expenses		35,462
		458,569
Net Assets ($)		**109,881,992**
Composition of Net Assets ($):		
Paid-in capital		103,417,533
Accumulated undistributed investment income–net		2,697
Accumulated net realized gain (loss) on investments		(467,160)
Accumulated net unrealized appreciation (depreciation) on investments		6,928,922
Net Assets ($)		**109,881,992**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	99,707,755	4,586,964	5,587,273
Shares Outstanding	6,605,250	303,925	370,034
Net Asset Value Per Share ($)	**15.10**	**15.09**	**15.10**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**2,865,307**
Expenses:	
Management fee–Note 3(a)	314,061
Shareholder servicing costs–Note 3(c)	200,795
Distribution fees–Note 3(b)	35,150
Professional fees	17,131
Registration fees	10,216
Prospectus and shareholders' reports	7,671
Custodian fees	7,364
Trustees' fees and expenses–Note 3(d)	1,349
Loan commitment fees–Note 2	490
Miscellaneous	7,283
Total Expenses	**601,510**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(6,184)
Net Expenses	**595,326**
Investment Income–Net	**2,269,981**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	219,594
Net unrealized appreciation (depreciation) on investments	(1,547,675)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,328,081)**
Net Increase in Net Assets Resulting from Operations	**941,900**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income–net	2,269,981	4,959,049
Net realized gain (loss) on investments	219,594	1,340,856
Net unrealized appreciation (depreciation) on investments	(1,547,675)	1,141,098
Net Increase (Decrease) in Net Assets Resulting from Operations	**941,900**	**7,441,003**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,077,754)	(4,461,255)
Class B shares	(98,778)	(285,790)
Class C shares	(93,093)	(210,878)
Total Dividends	**(2,269,625)**	**(4,957,923)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,144,701	5,300,452
Class B shares	16,181	202,099
Class C shares	328,704	940,735
Dividends reinvested:		
Class A shares	1,249,502	2,687,320
Class B shares	44,155	114,197
Class C shares	55,346	127,926
Cost of shares redeemed:		
Class A shares	(4,729,076)	(12,486,747)
Class B shares	(1,535,691)	(3,720,481)
Class C shares	(317,043)	(2,477,968)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,743,221)**	**(9,312,467)**
Total Increase (Decrease) in Net Assets	**(4,070,946)**	**(6,829,387)**
Net Assets ($):		
Beginning of Period	113,952,938	120,782,325
End of Period	**109,881,992**	**113,952,938**
Undistributed investment income–net	2,697	–

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	140,071	348,394
Shares issued for dividends reinvested	81,562	176,683
Shares redeemed	(308,877)	(823,830)
Net Increase (Decrease) in Shares Outstanding	**(87,244)**	**(298,753)**
Class B[a]		
Shares sold	1,054	13,346
Shares issued for dividends reinvested	2,883	7,514
Shares redeemed	(100,215)	(245,764)
Net Increase (Decrease) in Shares Outstanding	**(96,278)**	**(224,904)**
Class C		
Shares sold	21,426	62,045
Shares issued for dividends reinvested	3,613	8,415
Shares redeemed	(20,669)	(165,071)
Net Increase (Decrease) in Shares Outstanding	**4,370**	**(94,611)**

[a] *During the period ended October 31, 2005, 28,007 Class B shares representing $429,877 were automatically converted to 27,998 Class A shares and during the period ended April 30, 2005, 119,707 Class B shares representing $1,818,779 were automatically converted to 119,677 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	15.28	14.95	15.51	15.07	14.82	14.32
Investment Operations:						
Investment income−net	.31[b]	.65[b]	.68[b]	.72[b]	.73[b]	.75
Net realized and unrealized gain (loss) on investments	(.18)	.33	(.56)	.44	.25	.50
Total from Investment Operations	.13	.98	.12	1.16	.98	1.25
Distributions:						
Dividends from investment income−net	(.31)	(.65)	(.68)	(.72)	(.73)	(.75)
Net asset value, end of period	15.10	15.28	14.95	15.51	15.07	14.82
Total Return (%)[c]	.85[d]	6.68	.72	7.85	6.72	8.90
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.99[e]	.96	.95	.95	.94	.93
Ratio of net expenses to average net assets	.98[e]	.96	.95	.95	.94	.93
Ratio of net investment income to average net assets	4.04[e]	4.30	4.39	4.70	4.86	5.11
Portfolio Turnover Rate	11.36[d]	21.12	20.76	27.03	38.11	29.62
Net Assets, end of period ($ x 1,000)	99,708	102,251	104,551	116,844	117,732	119,860

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.85% to 4.86%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	15.28	14.95	15.51	15.06	14.82	14.32
Investment Operations:						
Investment income−net	.27[b]	.57[b]	.60[b]	.64[b]	.65[b]	.68
Net realized and unrealized gain (loss) on investments	(.19)	.33	(.56)	.45	.24	.50
Total from Investment Operations	.08	.90	.04	1.09	.89	1.18
Distributions:						
Dividends from investment income−net	(.27)	(.57)	(.60)	(.64)	(.65)	(.68)
Net asset value, end of period	15.09	15.28	14.95	15.51	15.06	14.82
Total Return (%)[c]	.52[d]	6.14	.21	7.38	6.11	8.35
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.53[e]	1.49	1.45	1.45	1.44	1.44
Ratio of net expenses to average net assets	1.52[e]	1.48	1.45	1.45	1.44	1.44
Ratio of net investment income to average net assets	3.51[e]	3.81	3.88	4.18	4.34	4.60
Portfolio Turnover Rate	11.36[d]	21.12	20.76	27.03	38.11	29.62
Net Assets, end of period ($ x 1,000)	4,587	6,114	9,347	11,449	10,201	11,422

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.33% to 4.34%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	15.28	14.96	15.51	15.07	14.82	14.33
Investment Operations:						
Investment income−net	.26[b]	.54[b]	.56[b]	.60[b]	.62[b]	.64
Net realized and unrealized gain (loss) on investments	(.18)	.32	(.55)	.45	.25	.49
Total from Investment Operations	.08	.86	.01	1.05	.87	1.13
Distributions:						
Dividends from investment income−net	(.26)	(.54)	(.56)	(.61)	(.62)	(.64)
Net asset value, end of period	15.10	15.28	14.96	15.51	15.07	14.82
Total Return (%)[c]	.48[d]	5.84	.06	7.07	5.93	8.01
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.71[e]	1.69	1.67	1.68	1.68	1.69
Ratio of net expenses to average net assets	1.70[e]	1.69	1.67	1.68	1.68	1.69
Ratio of net investment income to average net assets	3.31[e]	3.59	3.66	3.93	4.05	4.33
Portfolio Turnover Rate	11.36[d]	21.12	20.76	27.03	38.11	29.62
Net Assets, end of period ($ x 1,000)	5,587	5,588	6,885	7,508	4,978	1,480

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.04% to 4.05%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Michigan Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $808,981 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2005 was as follows: tax exempt income $4,957,923. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2005, the Distributor retained $8,160 from commissions earned on sales of the fund's Class A shares and $9,147 and $640 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2005, Class B and Class C shares were charged $14,074 and $21,076, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make

payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, Class A, Class B and Class C shares were charged $128,693, $7,037 and $7,025, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $43,940 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $51,495, Rule 12b-1 distribution plan fees $5,503, shareholder services plan fees $23,497, chief compliance officer fees $1,239 and transfer agency per account fees $9,539.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $12,460,666 and $13,008,754, respectively.

At October 31, 2005, accumulated net unrealized appreciation on investments was $6,928,922, consisting of $7,190,272 gross unrealized appreciation and $261,350 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees of the Trust held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's income performance was higher than the comparison group averages and the Lipper category averages for the 1-, 3-, 5- and 10-year periods. The Board members also noted that the fund's total return was higher than the comparison group averages for the 1- and 3- year periods but lower for the 5- and 10-year periods; and that the fund's total return was higher than the Lipper category averages for all reported periods. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board members noted that the fund's management fee was slightly higher than the comparison group average, and that the fund's expense ratio was slightly higher than the fund's comparison group average, but was lower than the Lipper category average.

The Manager's representatives noted that there were no similarly managed mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies and in the same Lipper category as the fund, and no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit

received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage

for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the Trust's Management Agreement with respect to the fund. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Management Agreement with respect to the fund was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus Premier State Municipal Bond Fund, Michigan Series

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0053SA1005

Dreyfus Premier State Municipal Bond Fund, Minnesota Series

SEMIANNUAL REPORT October 31, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Minnesota Series, covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Minnesota Series perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved total returns of 0.93% for Class A shares, 0.67% for Class B shares and 0.55% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper Minnesota Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.43% for the reporting period.[3]

We attribute the fund's performance to the resiliency of longer-term bond prices in a rising interest-rate environment, which we attribute to low inflation expectations and robust investor demand. The fund generally produced higher returns than its benchmark and Lipper category average, primarily due to relatively strong income from its seasoned, core holdings.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Minnesota state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Minnesota state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The fund was influenced during the reporting period by higher short-term interest rates and low inflation in a moderately growing U.S. economy. As part of its ongoing credit tightening campaign, the Federal Reserve Board (the "Fed") increased the overnight federal funds rate four times during the reporting period, driving it from 2.75% to 3.75%. On November 1, just one day after the reporting period's close, the Fed acted again, hiking the federal funds rate to 4%. Contrary to historical norms, however, yields of longer-term bonds failed to rise along with interest rates for most of the reporting period, partly due to persistently low inflation expectations among investors. As a result, prices of longer-term municipal bonds held up remarkably well as yield differences between shorter- and longer-term securities narrowed.

In addition, municipal bonds benefited from stronger fiscal conditions for Minnesota issuers in the recovering economy. Higher tax revenues enabled the state to maintain its "triple-A" credit rating from two of the major bond rating agencies. Robust investor demand, including purchases by hedge funds, insurance companies and other "non-traditional" investors, also helped support bond prices.

The fund continued to receive attractive levels of current income from its core holdings of seasoned municipal bonds, most of which were purchased during a market environment offering higher yields than are available today. In addition, the fund's returns were supported by its relatively light exposure to shorter-term securities; instead, we focused on bonds with maturities of 20 years or more. The fund also benefited when a number of its premium-priced holdings were "pre-refunded" by issuers seeking to reduce their borrowing costs. Finally, the fund's higher-yielding holdings, including tax-exempt bonds backed by health care facilities, made relatively strong contributions to the fund's performance.

What is the fund's current strategy?

In the wake of stronger-than-expected economic data, the Fed recently signaled its intention to raise short-term interest rates higher than many analysts previously expected, and longer-term bond yields began to rise. This suggests to us that municipal bond returns over the foreseeable future are likely to be derived primarily from income. Accordingly, we have maintained a relatively cautious investment posture, including a focus on income-oriented, premium-priced securities that historically have held more of their value during market setbacks.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Minnesota residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Minnesota Series from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.81	$ 7.44	$ 8.59
Ending value (after expenses)	$1,009.30	$1,006.70	$1,005.50

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.84	$ 7.48	$ 8.64
Ending value (after expenses)	$1,020.42	$1,017.80	$1,016.64

† Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.47% for Class B and 1.70% for Class C, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

Long-Term Municipal Investments−97.7%	Principal Amount ($)	Value ($)
Andover Economic Development Authority, Public Facility LR (Andover Community Center) 5.20%, 2/1/2034	1,500,000	1,527,780
Anoka County, SWDR (United Power Association Project) 6.95%, 12/1/2008 (Guaranteed; National Rural Utilities Cooperative Finance Corp.)	2,065,000	2,070,472
Bloomington Independent School District Number 271 5.125%, 2/1/2024 (Insured; FSA)	2,000,000	2,105,460
Brooklyn Park 5.85%, 2/1/2016 (Insured; FSA)	1,425,000	1,434,833
Chaska, Electric Revenue:		
6%, 10/1/2010	3,000,000 a	3,319,560
5.25%, 10/1/2025	1,000,000	1,049,630
5%, 10/1/2030	1,035,000	1,049,511
Columbia Heights, MFHR (Crest View) 6.625%, 4/20/2043 (Collateralized; GNMA)	1,500,000	1,600,350
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital) 7.25%, 6/15/2032	3,000,000	3,213,630
Inver Grove Heights Independent School District Number 199 5.75%, 2/1/2017	2,225,000	2,239,796
Lake Superior Independent School District Number 381:		
5%, 4/1/2020 (Insured; FSA)	2,510,000	2,634,295
5%, 4/1/2021 (Insured; FSA)	2,640,000	2,761,994
Lakeville Independent School District Number 194 5.50%, 2/1/2024 (Insured; FGIC)	8,700,000	9,513,711
Mahtomedi Independent School District Number 832 Zero Coupon, 2/1/2017 (Insured; MBIA)	1,275,000	770,113
Minneapolis:		
Zero Coupon, 12/1/2014	1,825,000	1,244,778
Health Care Facilities Revenue (Shelter Care Foundation):		
6%, 4/1/2010	400,000	396,620
6.50%, 4/1/2029	1,000,000	949,350
Revenue (Blake School Project) 5.45%, 9/1/2021	2,000,000	2,098,080
Tax Increment Revenue (Saint Anthony Falls Project) 5.75%, 2/1/2027	1,000,000	996,860
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue (HealthPartners Obligated Group Project):		
6%, 12/1/2018	1,000,000	1,094,070
6%, 12/1/2020	2,290,000	2,493,970

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue:		
5.75%, 1/1/2010 (Insured; FGIC)	4,995,000 [a]	5,483,461
5.25%, 1/1/2032 (Insured; FGIC)	2,500,000	2,600,250
Minneapolis Public Facilities Authority, Water Pollution Control Revenue 5.375%, 3/1/2009	3,000,000 [a]	3,190,140
Minnesota (Duluth Airport)		
6.25%, 8/1/2014	2,240,000	2,245,869
Minnesota Agricultural and Economic Development Board, Revenue:		
(Evangelical Lutheran Project):		
6%, 2/1/2022	1,130,000	1,216,795
6%, 2/1/2027	1,750,000	1,869,718
Health Care System (Fairview Health Care Systems):		
6.375%, 11/15/2010	3,850,000 [a]	4,367,556
6.375%, 11/15/2029	150,000	162,026
Minnesota Higher Education Facilities Authority, College and University Revenue (University of Saint Thomas):		
5.35%, 4/1/2017	1,000,000	1,021,370
5.40%, 4/1/2022	2,125,000	2,168,818
Minnesota Housing Finance Agency:		
Residential Housing Finance 5%, 1/1/2020	4,030,000	4,135,626
SFMR:		
5.80%, 1/1/2019	1,155,000	1,196,349
5.45%, 1/1/2022 (Insured; MBIA)	620,000	641,446
Minnesota Retirement Systems, Building Revenue		
6%, 6/1/2030	1,475,000	1,614,284
Northern Municipal Power Agency, Electric System Revenue 7.76%, 1/1/2016 (Insured; FSA)	5,000,000 [b,c]	5,690,800
Northfield, HR 6%, 11/1/2031	2,000,000	2,113,700
Ramsey, LR (Pact Charter School Project)		
6.75%, 12/1/2033	1,000,000	1,012,360
Rosemount Independent School District Number 196 Zero Coupon, 4/1/2014 (Insured; MBIA)	2,960,000	2,075,907
Saint Cloud Housing and Redevelopment Authority, Revenue (State University Foundation Project)		
5.125%, 5/1/2018	1,500,000	1,577,085
Saint Paul Housing and Redevelopment Authority, Revenue:		
Hospital Facility (HealthEast Project):		
5.70%, 11/1/2015 (Insured; ACA)	2,000,000	2,080,180
6%, 11/15/2035	2,000,000	2,136,760

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Saint Paul Housing and Redevelopment Authority, Revenue (continued):		
MFHR (Wellington Project)		
5.10%, 2/1/2024 (Collateralized; FHLMC)	2,000,000	2,042,660
Parking (Block 19 Ramp)		
5.25%, 8/1/2023 (Insured; FSA)	3,395,000	3,624,366
Single Family Mortgage		
6.90%, 11/1/2005 (Collateralized; FNMA)	130,000 [a]	130,000
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project) 7.375%, 8/1/2029	2,850,000	2,972,493
Southern Municipal Power Agency, Power Supply System Revenue:		
Zero Coupon, 1/1/2025 (Insured; MBIA)	4,505,000	1,787,989
Zero Coupon, 1/1/2026 (Insured; MBIA)	4,625,000	1,735,485
Todd, Morrison, Cass and Wadena Counties United Hospital District, Health Care Facility Revenue (Lakewood Health System) 5%, 12/1/2021	1,000,000	1,023,050
Washington County Housing and Redevelopment Authority:		
Hospital Facility Revenue (HealthEast Project)		
5.375%, 11/15/2018 (Insured; ACA)	2,215,000	2,268,802
Pooled Financing 5.50%, 2/1/2032 (Insured; MBIA)	2,000,000	2,110,540
Western Minnesota Municipal Power Agency, Electric Power and Light Revenue 5.50%, 1/1/2012 (Insured; AMBAC)	900,000	921,618
Willmar (Rice Memorial Hospital Project) 5%, 2/1/2032 (Insured; FSA)	4,000,000	4,116,040
Winona, Health Care Facilities Revenue (Winona Health) 6%, 7/1/2034	2,500,000	2,624,400
Total Long-Term Municipal Investments (cost $112,458,401)		**118,522,806**

Short-Term Municipal Investment—1.0%

	Principal Amount ($)	Value ($)
Cohasset, Revenue (Minnesota Power and Light Co. Project) 2.68% (LOC; ABN-AMRO) (cost $1,200,000)	1,200,000 [d]	**1,200,000**
Total Investments (cost $113,658,401)	**98.7%**	**119,722,806**
Cash and Receivables (Net)	**1.3%**	**1,625,359**
Net Assets	**100.0%**	**121,348,165**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	47.0
AA		Aa		AA	7.8
A		A		A	21.9
BBB		Baa		BBB	9.6
BB		Ba		BB	2.7
F1		MIG1/P1		SP1/A1	1.0
Not Rated [e]		Not Rated [e]		Not Rated [e]	10.0
					100.0

† *Based on total investments.*

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2005, this security amounted to $5,690,800 or 4.7% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	113,658,401	119,722,806
Cash		148,673
Interest receivable		1,734,269
Receivable for shares of Beneficial Interest subscribed		11,562
Prepaid expenses		11,291
		121,628,601
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		100,236
Payable for shares of Beneficial Interest redeemed		152,340
Accrued expenses		27,860
		280,436
Net Assets ($)		**121,348,165**
Composition of Net Assets ($):		
Paid-in capital		115,314,662
Accumulated net realized gain (loss) on investments		(30,902)
Accumulated net unrealized appreciation (depreciation) on investments		6,064,405
Net Assets ($)		**121,348,165**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	105,163,561	11,761,091	4,423,513
Shares Outstanding	6,901,571	770,601	289,860
Net Asset Value Per Share ($)	**15.24**	**15.26**	**15.26**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**3,200,710**
Expenses:	
Management fee–Note 3(a)	343,410
Shareholder servicing costs–Note 3(c)	207,054
Distribution fees–Note 3(b)	47,391
Professional fees	15,351
Registration fees	10,215
Prospectus and shareholders' reports	8,091
Custodian fees	6,937
Trustees' fees and expenses–Note 3(d)	1,734
Loan commitment fees–Note 2	531
Miscellaneous	8,589
Total Expenses	**649,303**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(6,871)
Net Expenses	**642,432**
Investment Income–Net	**2,558,278**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(61,776)
Net unrealized appreciation (depreciation) on investments	(1,352,491)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,414,267)**
Net Increase in Net Assets Resulting from Operations	**1,144,011**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income–net	2,558,278	5,174,670
Net realized gain (loss) on investments	(61,776)	105,539
Net unrealized appreciation (depreciation) on investments	(1,352,491)	2,984,094
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,144,011**	**8,264,303**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,257,545)	(4,479,602)
Class B shares	(224,515)	(534,014)
Class C shares	(76,218)	(161,054)
Net realized gain on investments:		
Class A shares	–	(1,113,271)
Class B shares	–	(144,278)
Class C shares	–	(47,331)
Total Dividends	**(2,558,278)**	**(6,479,550)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,395,999	6,064,032
Class B shares	425,509	400,151
Class C shares	325,946	690,550
Dividends reinvested:		
Class A shares	1,434,927	3,619,489
Class B shares	59,026	245,003
Class C shares	24,872	52,406
Cost of shares redeemed:		
Class A shares	(5,518,834)	(15,938,338)
Class B shares	(1,212,989)	(4,728,037)
Class C shares	(417,737)	(1,197,424)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,483,281)**	**(10,792,168)**
Total Increase (Decrease) in Net Assets	**(2,897,548)**	**(9,007,415)**
Net Assets ($):		
Beginning of Period	124,245,713	133,253,128
End of Period	**121,348,165**	**124,245,713**

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	219,497	395,417
Shares issued for dividends reinvested	92,883	235,469
Shares redeemed	(357,425)	(1,045,589)
Net Increase (Decrease) in Shares Outstanding	**(45,045)**	**(414,703)**
Class B[a]		
Shares sold	27,543	26,053
Shares issued for dividends reinvested	3,815	15,919
Shares redeemed	(78,159)	(308,423)
Net Increase (Decrease) in Shares Outstanding	**(46,801)**	**(266,451)**
Class C		
Shares sold	21,011	44,788
Shares issued for dividends reinvested	1,608	3,405
Shares redeemed	(26,951)	(77,523)
Net Increase (Decrease) in Shares Outstanding	**(4,332)**	**(29,330)**

[a] *During the period ended October 31, 2005, 46,377 Class B shares representing $720,599 were automatically converted to 46,456 Class A shares and during the period ended April 30, 2005, 190,780 Class B shares representing $2,922,800 were automatically converted to 191,111 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2005	Year Ended April 30,				
Class A Shares	(Unaudited)	2005	2004	2003	2002 [a]	2001
Per Share Data ($):						
Net asset value, beginning of period	15.42	15.19	15.57	14.88	14.60	14.11
Investment Operations:						
Investment income−net	.33[b]	.64[b]	.65[b]	.67[b]	.70[b]	.74
Net realized and unrealized gain (loss) on investments	(.18)	.40	(.36)	.69	.28	.49
Total from Investment Operations	.15	1.04	.29	1.36	.98	1.23
Distributions:						
Dividends from investment income−net	(.33)	(.65)	(.65)	(.67)	(.70)	(.74)
Dividends from net realized gain on investments	−	(.16)	(.02)	−	−	−
Total Distributions	(.33)	(.81)	(.67)	(.67)	(.70)	(.74)
Net asset value, end of period	15.24	15.42	15.19	15.57	14.88	14.60
Total Return (%)[c]	.93[d]	6.99	1.85	9.31	6.82	8.90
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.96[e]	.95	.93	.94	.93	.92
Ratio of net expenses to average net assets	.95[e]	.94	.93	.94	.93	.92
Ratio of net investment income to average net assets	4.17[e]	4.21	4.20	4.39	4.71	5.13
Portfolio Turnover Rate	1.88[d]	9.86	29.35	22.45	33.33	14.00
Net Assets, end of period ($ x 1,000)		105,164	107,083	111,837	122,406	117,881	117,281

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

	Six Months Ended October 31, 2005		Year Ended April 30,			
Class B Shares	(Unaudited)	2005	2004	2003	2002 [a]	2001
Per Share Data ($):						
Net asset value, beginning of period	15.44	15.22	15.59	14.90	14.62	14.14
Investment Operations:						
Investment income−net	.28 [b]	.56 [b]	.57 [b]	.59 [b]	.62 [b]	.67
Net realized and unrealized gain (loss) on investments	(.17)	.39	(.35)	.69	.28	.48
Total from Investment Operations	.11	.95	.22	1.28	.90	1.15
Distributions:						
Dividends from investment income−net	(.29)	(.57)	(.57)	(.59)	(.62)	(.67)
Dividends from net realized gain on investments	−	(.16)	(.02)	−	−	−
Total Distributions	(.29)	(.73)	(.59)	(.59)	(.62)	(.67)
Net asset value, end of period	15.26	15.44	15.22	15.59	14.90	14.62
Total Return (%) [c]	.67 [d]	6.36	1.40	8.74	6.26	8.27
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.48 [e]	1.46	1.43	1.44	1.44	1.43
Ratio of net expenses to average net assets	1.47 [e]	1.45	1.43	1.44	1.44	1.43
Ratio of net investment income to average net assets	3.66 [e]	3.70	3.69	3.85	4.18	4.62
Portfolio Turnover Rate	1.88 [d]	9.86	29.35	22.45	33.33	14.00
Net Assets, end of period ($ x 1,000)	11,761	12,621	16,493	18,089	13,714	14,417

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2005 (Unaudited)	2005	2004	2003	2002ª	2001
			Year Ended April 30,			
Per Share Data ($):						
Net asset value, beginning of period	15.44	15.21	15.59	14.90	14.62	14.13
Investment Operations:						
Investment income−net	.27ᵇ	.53ᵇ	.53ᵇ	.55ᵇ	.56ᵇ	.63
Net realized and unrealized gain (loss) on investments	(.18)	.39	(.36)	.69	.31	.49
Total from Investment Operations	.09	.92	.17	1.24	.87	1.12
Distributions:						
Dividends from investment income−net	(.27)	(.53)	(.53)	(.55)	(.59)	(.63)
Dividends from net realized gain on investments	–	(.16)	(.02)	–	–	–
Total Distributions	(.27)	(.69)	(.55)	(.55)	(.59)	(.63)
Net asset value, end of period	15.26	15.44	15.21	15.59	14.90	14.62
Total Return (%)ᶜ	.55ᵈ	6.18	1.09	8.48	5.99	8.03
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.71ᵉ	1.70	1.67	1.69	1.69	1.72
Ratio of net expenses to average net assets	1.70ᵉ	1.69	1.67	1.69	1.69	1.72
Ratio of net investment income to average net assets	3.42ᵉ	3.45	3.43	3.61	3.85	4.32
Portfolio Turnover Rate	1.88ᵈ	9.86	29.35	22.45	33.33	14.00
Net Assets, end of period ($ x 1,000)	4,424	4,542	4,922	4,189	3,211	1,139

ª As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.
ᵇ Based on average shares outstanding at each month end.
ᶜ Exclusive of sales charge.
ᵈ Not annualized.
ᵉ Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers eleven series including the Minnesota Series (the "fund").The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser.The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2005 was as follows: tax exempt income $5,174,670, ordinary income $55,588 and long-term capital gains $1,249,292. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions.

In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2005, the Distributor retained $3,868 from commissions earned on sales of the fund's Class A shares and $7,014 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2005, Class B and Class C shares were charged $30,662 and $16,729, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the

period ended October 31, 2005, Class A, Class B and Class C shares were charged $135,189, $15,331 and $5,576, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $38,704 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $56,989, Rule 12b-1 distribution plan fees $7,842, shareholder services plan fees $25,904, chief compliance officer fees $1,239 and transfer agency per account fees $8,262.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $2,293,324 and $7,931,905, respectively.

At October 31, 2005, accumulated net unrealized appreciation on investments was $6,064,405, consisting of $6,206,994 gross unrealized appreciation and $142,589 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees of the Trust held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's income performance and total return were higher than the comparison group and Lipper category averages for the 1-, 3-, 5- and 10-year periods. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The fund's management fee was lower than the fund's comparison group average. The Board noted that the fund's total expense ratio was higher than the fund's comparison group average, but was lower than the Lipper category average.

Representatives of the Manager noted that there were no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, as the fund and no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The

Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the Trust's Management Agreement with respect to the fund. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was generally satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Management Agreement with respect to the fund was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Minnesota Series**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0055SA1005

Dreyfus Premier State Municipal Bond Fund, North Carolina Series

SEMIANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, North Carolina Series, covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005

2



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, North Carolina Series perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved total returns of 0.76% for Class A shares, 0.50% for Class B shares and 0.30% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper North Carolina Municipal Debt Funds category, and the average total return for all funds reported in the category was 0.38% for the reporting period.[3]

Low inflation expectations and robust investor demand helped municipal bonds withstand the potentially eroding effects of rising short-term interest rates during the reporting period. The fund's Class A shares produced a higher return than its benchmark and Lipper category average, which we attribute to its emphasis on bonds toward the longer end of its maturity range.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and North Carolina state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from North Carolina state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

In its ongoing effort to move away from its accommodative monetary policy of the past several years, the Federal Reserve Board (the "Fed") raised the overnight federal funds rate from 2.75% at the start of the reporting period to 3.75% by the end. On November 1, 2005, just one day after the reporting period's close, the Fed acted again, hiking the federal funds rate to 4%.

Yields of municipal bonds with short maturities rose along with interest rates, eroding the value of those securities. Contrary to historical norms, however, longer-term bond yields remained remarkably stable during most of the reporting period, as their prices were supported by low inflation expectations among investors. As a result, yield differences between shorter- and longer-term bonds narrowed, producing better performance at the long end of the maturity spectrum.

In addition, municipal bonds generally benefited from improving fiscal conditions in North Carolina. A stronger economy and a reputation for sound financial management have enabled the state to maintain a "double-A" credit rating. Bond prices also were supported by favorable supply-and-demand dynamics on a national level, in which higher levels of new issuance were absorbed easily by robust demand from investors.

In this environment, we emphasized bonds with maturities of 20 years or more, and we de-emphasized securities with shorter final maturities. This strategy enabled the fund to participate more fully in strength at the longer end of the maturity spectrum. However, we tended to favor bonds subject to optional early redemption by their issuers, which helped keep the fund's sensitivity to changing interest rates only slightly longer than industry averages. When making new purchases, we focused primarily on bonds selling at modest premiums to their face values, which historically have held more of their value during market setbacks.

What is the fund's current strategy?

In the wake of stronger-than-expected economic data, the Fed has signaled its intention to continue raising short-term interest rates. Yet, we are aware that rising interest rates and high energy prices have eroded consumer confidence, potentially constraining future growth. Accordingly, we have maintained the fund's focus on premium-structured, callable bonds with longer final maturities. Of course, we are prepared to adjust our strategies as market conditions change.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-North Carolina residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, North Carolina Series from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.11	$ 7.68	$ 8.94
Ending value (after expenses)	$1,007.60	$1,005.00	$1,003.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.14	$ 7.73	$ 9.00
Ending value (after expenses)	$1,020.11	$1,017.54	$1,016.28

† *Expenses are equal to the fund's annualized expense ratio of 1.01% for Class A, 1.52% for Class B, and 1.77% for Class C Shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

Long-Term Municipal Investments−98.4%	Principal Amount ($)	Value ($)
North Carolina−90.5%		
Appalachian State University, Housing and Student Center System Revenue 5.60%, 7/15/2010	1,000,000 [a]	1,100,740
Cabarrus County, COP, Installment Financing Contract 5.50%, 4/1/2014	2,000,000	2,166,800
Cary 5%, 3/1/2019	1,500,000	1,585,560
Charlotte:		
5.60%, 6/1/2010	2,770,000 [a]	3,067,997
5%, 7/1/2021	1,525,000	1,611,833
5%, 7/1/2022	2,110,000	2,207,398
Airport Revenue 5.75%, 7/1/2029 (Insured; MBIA)	1,500,000	1,614,345
COP (Transit Projects/ Phase II) 5%, 6/1/2030	1,500,000	1,542,510
Storm Water Fee Revenue:		
6%, 6/1/2010	2,000,000 [a]	2,227,200
5.25%, 6/1/2020	1,000,000	1,075,480
5%, 6/1/2034	1,500,000	1,545,855
Water and Sewer System Revenue:		
5.25%, 6/1/2010	3,710,000 [a]	4,022,790
5.50%, 6/1/2017	1,650,000	1,809,077
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Co. Project) 5.75%, 8/1/2035	1,500,000	1,555,500
New Hanover County, COP, Public Improvement (New Hanover County Projects) 5.75%, 11/1/2010	1,700,000 [a]	1,904,153
North Carolina Capital Facilities Financing Agency, Revenue (Duke University Project) 5.125%, 7/1/2042	1,000,000	1,026,590
North Carolina Eastern Municipal Power Agency, Power System Revenue:		
6.20%, 1/1/2012 (Insured; FGIC)	2,000,000	2,275,560
6%, 1/1/2022 (Insured; ACA)	1,000,000	1,162,740
6.75%, 1/1/2026 (Insured; ACA)	3,000,000	3,292,320
North Carolina Educational Assistance Authority, Guaranteed Student Loan Revenue 6.35%, 7/1/2016	4,375,000	4,510,100
North Carolina Housing Finance Agency, Single Family Revenue 6.50%, 9/1/2026	1,325,000	1,383,141

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
North Carolina (continued)		
North Carolina Medical Care Commission, Revenue:		
(Cleveland County Healthcare System Project) 5.25%, 7/1/2019 (Insured; AMBAC)	1,135,000	1,212,259
(DePaul Community Facilities Project) 7.625%, 11/1/2029	2,115,000	2,181,157
(North Carolina Housing Foundation Inc.) 6.625%, 8/15/2030 (Insured; ACA)	3,250,000	3,532,165
(Northeast Medical Center Project):		
5.50%, 11/1/2025 (Insured; AMBAC)	1,000,000	1,082,470
5.50%, 11/1/2030 (Insured; AMBAC)	2,000,000	2,140,720
Retirement Facilities:		
(Cypress Glenn Retirement Community) 6%, 10/1/2033	1,000,000	1,032,320
(First Mortgage-United Church) 5.25%, 9/1/2021	1,000,000	1,009,490
(Givens Estates Project) 6.50%, 7/1/2032	1,000,000	1,067,400
(Southeast Regional Medical Center) 6.25%, 6/1/2029	2,000,000	2,128,420
(The United Methodist Retirement Homes Project) 5.50%, 10/1/2032	1,000,000	1,022,190
(Wilson Memorial Hospital Project) Zero Coupon, 11/1/2016 (Insured; AMBAC)	3,055,000	1,885,210
University of North Carolina, University Revenue:		
(Chapel Hill University):		
5%, 6/1/2011	1,700,000 [a]	1,820,428
5.375%, 6/1/2011	1,205,000 [a]	1,313,040
5.375%, 12/1/2013	210,000	227,877
5%, 12/1/2020	300,000	314,409
Wilmington, COP 5%, 6/1/2036 (Insured; FGIC)	1,000,000	1,025,300
U.S. Related—7.9%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds Zero Coupon, 5/15/2050	8,000,000	492,480
Puerto Rico Public Finance Corp. 5.375%, 8/1/2011 (Insured; MBIA)	4,000,000 [a]	4,348,680
Virgin Islands Public Finance Authority, Revenues Subordinated Lien Fund Loan Notes 5.875%, 10/1/2018	850,000	888,208
Total Investments (cost $67,702,107)	**98.4%**	**71,411,912**
Cash and Receivables (Net)	**1.6%**	**1,177,381**
Net Assets	**100.0%**	**72,589,293**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	43.4
AA		Aa		AA	23.2
A		A		A	20.5
BBB		Baa		BBB	.7
Not Rated [b]		Not Rated [b]		Not Rated [b]	12.2
					100.0

† *Based on total investments.*

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

[c] *At October 31, 2005, the fund had 18,293,801 or 25.2% of net assets invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	67,702,107	71,411,912
Interest receivable		1,216,224
Receivable for shares of Beneficial Interest subscribed		78,756
Prepaid expenses		10,254
		72,717,146
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		60,603
Cash overdraft due to custodian		5,957
Payable for shares of Beneficial Interest redeemed		28,962
Accrued expenses		32,331
		127,853
Net Assets ($)		**72,589,293**
Composition of Net Assets ($):		
Paid-in capital		69,056,277
Accumulated net realized gain (loss) on investments		(176,789)
Accumulated net unrealized appreciation (depreciation) on investments		3,709,805
Net Assets ($)		**72,589,293**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	62,555,118	8,308,871	1,725,304
Shares Outstanding	4,510,709	599,622	124,358
Net Asset Value Per Share ($)	**13.87**	**13.86**	**13.87**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**1,842,185**
Expenses:	
Management fee–Note 3(a)	205,780
Shareholder servicing costs–Note 3(c)	125,625
Distribution fees–Note 3(b)	30,793
Professional fees	16,686
Registration fees	10,419
Custodian fees	5,573
Prospectus and shareholders' reports	5,399
Trustees' fees and expenses–Note 3(d)	971
Loan commitment fees–Note 2	322
Miscellaneous	6,699
Total Expenses	**408,267**
Investment Income–Net	**1,433,918**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	127,926
Net unrealized appreciation (depreciation) on investments	(1,041,867)
Net Realized and Unrealized Gain (Loss) on Investments	**(913,941)**
Net Increase in Net Assets Resulting from Operations	**519,977**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income–net	1,433,918	2,848,277
Net realized gain (loss) on investments	127,926	(162,715)
Net unrealized appreciation (depreciation) on investments	(1,041,867)	2,039,880
Net Increase (Decrease) in Net Assets Resulting from Operations	**519,977**	**4,725,442**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,244,504)	(2,386,004)
Class B shares	(156,932)	(395,040)
Class C shares	(32,482)	(67,233)
Total Dividends	**(1,433,918)**	**(2,848,277)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,873,442	4,630,971
Class B shares	395,916	286,190
Class C shares	148,877	475,479
Dividends reinvested:		
Class A shares	668,202	1,301,199
Class B shares	73,759	195,739
Class C shares	7,359	13,910
Cost of shares redeemed:		
Class A shares	(3,662,586)	(7,221,795)
Class B shares	(2,422,734)	(4,550,025)
Class C shares	(692,893)	(281,949)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,610,658)**	**(5,150,281)**
Total Increase (Decrease) in Net Assets	**(2,524,599)**	**(3,273,116)**
Net Assets ($):		
Beginning of Period	75,113,892	78,387,008
End of Period	**72,589,293**	**75,113,892**

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	276,004	313,623
Shares issued for dividends reinvested	47,581	94,298
Shares redeemed	(260,458)	(574,893)
Net Increase (Decrease) in Shares Outstanding	**63,127**	**(166,972)**
Class B[a]		
Shares sold	28,217	40,968
Shares issued for dividends reinvested	5,255	20,202
Shares redeemed	(172,561)	(351,805)
Net Increase (Decrease) in Shares Outstanding	**(139,089)**	**(290,635)**
Class C		
Shares sold	10,633	55,251
Shares issued for dividends reinvested	524	1,200
Shares redeemed	(49,587)	(43,269)
Net Increase (Decrease) in Shares Outstanding	**(38,430)**	**13,182**

[a] *During the period ended October 31, 2005, 132,760 Class B shares representing $1,863,689 were automatically converted to 132,650 Class A shares and during the period ended April 30, 2005, 200,372 Class B shares representing $2,778,351 were automatically converted to 200,206 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	14.04	13.71	14.00	13.44	13.21	12.79
Investment Operations:						
Investment income—net	.28[b]	.53[b]	.55[b]	.57[b]	.61[b]	.66
Net realized and unrealized gain (loss) on investments	(.17)	.33	(.29)	.56	.23	.42
Total from Investment Operations	.11	.86	.26	1.13	.84	1.08
Distributions:						
Dividends from investment income—net	(.28)	(.53)	(.55)	(.57)	(.61)	(.66)
Net asset value, end of period	13.87	14.04	13.71	14.00	13.44	13.21
Total Return (%)[c]	.76[d]	6.36	1.83	8.56	6.46	8.57
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.01[e]	.98	.96	.96	.95	.95
Ratio of net expenses to average net assets	1.01[e]	.98	.96	.96	.95	.95
Ratio of net investment income to average net assets	3.92[e]	3.79	3.92	4.15	4.54	5.01
Portfolio Turnover Rate	12.68[d]	38.85	56.50	49.19	36.45	32.30
Net Assets, end of period ($ X 1,000)	62,555	62,461	62,223	65,899	61,807	57,033

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	14.03	13.70	13.99	13.42	13.20	12.78
Investment Operations:						
Investment income−net	.24[b]	.45[b]	.48[b]	.50[b]	.54[b]	.59
Net realized and unrealized gain (loss) on investments	(.17)	.34	(.30)	.57	.22	.42
Total from Investment Operations	.07	.79	.18	1.07	.76	1.01
Distributions:						
Dividends from investment income−net	(.24)	(.46)	(.47)	(.50)	(.54)	(.59)
Net asset value, end of period	13.86	14.03	13.70	13.99	13.42	13.20
Total Return (%)[c]	.50[d]	5.82	1.32	8.10	5.85	8.03
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.52[e]	1.49	1.46	1.46	1.45	1.45
Ratio of net expenses to average net assets	1.52[e]	1.49	1.46	1.46	1.45	1.45
Ratio of net investment income to average net assets	3.40[e]	3.28	3.42	3.65	4.04	4.50
Portfolio Turnover Rate	12.68[d]	38.85	56.50	49.19	36.45	32.30
Net Assets, end of period ($ X 1,000)	8,309	10,366	14,133	18,503	19,598	18,994

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.03% to 4.04%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	14.05	13.71	14.01	13.44	13.22	12.80
Investment Operations:						
Investment income−net	.22[b]	.42[b]	.44[b]	.47[b]	.51[b]	.56
Net realized and unrealized gain (loss) on investments	(.18)	.34	(.30)	.57	.22	.42
Total from Investment Operations	.04	.76	.14	1.04	.73	.98
Distributions:						
Dividends from investment income−net	(.22)	(.42)	(.44)	(.47)	(.51)	(.56)
Net asset value, end of period	13.87	14.05	13.71	14.01	13.44	13.22
Total Return (%)[c]	.30[d]	5.64	1.00	7.83	5.60	7.78
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.77[e]	1.73	1.70	1.70	1.68	1.68
Ratio of net expenses to average net assets	1.77[e]	1.73	1.70	1.70	1.68	1.68
Ratio of net investment income to average net assets	3.16[e]	3.04	3.16	3.37	3.76	4.27
Portfolio Turnover Rate	12.68[d]	38.85	56.50	49.19	36.45	32.30
Net Assets, end of period ($ X 1,000)	1,725	2,287	2,031	1,890	1,423	756

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the North Carolina Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qual-ify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $302,978 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $142,001 of the carryover expires in fiscal 2010 and $160,977 expires in fiscal 2013.

The tax character of all distributions paid to shareholders during the fiscal year ended April 30, 2005 was as follows: tax exempt income $2,848,277. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2005, the Distributor retained $2,588 from commissions earned on sales of the fund's Class A shares and $8,166 and $9 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2005, Class B and Class C shares were charged $23,094 and $7,699, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The

services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, Class A, Class B and Class C shares were charged $79,423, $11,547 and $2,566, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $25,773 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $33,827, Rule 12b-1 distribution plan fees $4,634, shareholder services plan fees $15,452, chief compliance officer fees $1,239 and transfer agency per account fees $5,451.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $9,336,495 and $12,712,818, respectively.

At October 31, 2005, accumulated net unrealized appreciation on investments was $3,709,805, consisting of $3,728,089 gross unrealized appreciation and $18,284 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees of the Trust held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's income performance was lower than the comparison group averages, but was higher than the Lipper category averages, for the 1-, 3-, 5- and 10-year periods. The Board members also noted that the fund's total return was higher than the comparison group averages for the 1-, 3-, and 10-year periods, but slightly lower for the 5-year period, and that the fund's total return was higher than the Lipper category averages for all reported periods. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The fund's management fee was slightly higher than the fund's comparison group average. The Board noted that the fund's total expense ratio was higher than the fund's comparison group average, but was lower than the Lipper category average.

Representatives of the Manager noted that there were no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, as the fund and no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such

expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the Trust's Management Agreement with respect to the fund. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was generally satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Management Agreement with respect to the fund was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus Premier State Municipal Bond Fund, North Carolina Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0065SA1005

Dreyfus Premier State Municipal Bond Fund, Ohio Series

SEMIANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Ohio Series, covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Ohio Series perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved total returns of 0.48% for Class A shares, 0.31% for Class B shares and 0.10% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper Ohio Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.03% for the reporting period.[3]

We attribute the fund's performance to the resiliency of longer-term bond prices in a rising interest-rate environment, which we attribute to low inflation expectations and robust investor demand. The fund produced higher returns than its Lipper category average, primarily due to relatively strong income from its seasoned, core holdings. However, the fund slightly underperformed its benchmark, which contains bonds from many states, not just Ohio, and is not subject to fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Ohio state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Ohio state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The fund was influenced during the reporting period by higher short-term interest rates and low inflation in a moderately growing U.S. economy. As part of its ongoing credit tightening campaign, the Federal Reserve Board (the "Fed") increased the overnight federal funds rate four times during the reporting period, driving it from 2.75% to 3.75%. On November 1, just one day after the reporting period's close, the Fed acted again, hiking the federal funds rate to 4%. Contrary to historical norms, however, yields of longer-term bonds failed to rise along with interest rates for most of the reporting period, partly due to persistently low inflation expectations among investors. As a result, prices of longer-term municipal bonds held up remarkably well as yield differences between shorter- and longer-term securities narrowed.

In addition, municipal bonds benefited from stronger fiscal conditions for Ohio issuers in the recovering economy. Higher tax revenues enabled the state to maintain its "double-A" credit rating. Robust investor demand on a national level, including purchases by hedge funds, insurance companies and other "non-traditional" investors, also helped support bond prices.

The fund continued to receive attractive levels of current income from its core holdings of seasoned municipal bonds, most of which were purchased during a market environment offering higher yields than are available today. In addition, the fund's returns were supported by its relatively light exposure to shorter-term securities; instead, we focused on bonds with maturities of 20 years or more. The fund also benefited when a number of its premium-priced holdings were "pre-refunded" by issuers seeking to reduce their borrowing costs. Finally, the fund's higher-yielding holdings, including tax-exempt bonds backed by health care facilities, made relatively strong contributions to the fund's performance.

What is the fund's current strategy?

In the wake of stronger-than-expected economic data, the Fed recently signaled its intention to raise short-term interest rates higher than many analysts previously expected, and longer-term bond yields began to rise. This suggests to us that municipal bond returns over the foreseeable future are likely to be derived primarily from income. Accordingly, we have maintained a relatively cautious investment posture, including a focus on income-oriented, premium-priced securities that historically have held more of their value during market setbacks.

November 15, 2005

1   *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Ohio residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3   *Source: Lipper Inc.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Ohio Series from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.65	$ 7.22	$ 8.42
Ending value (after expenses)	$1,004.80	$1,003.10	$1,001.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.69	$ 7.27	$ 8.49
Ending value (after expenses)	$1,020.57	$1,018.00	$1,016.49

† *Expenses are equal to the fund's annualized expense ratio of .92% for Class A, 1.43% for Class B, and 1.67% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

Long-Term Municipal Investments−98.4%	Principal Amount ($)	Value ($)
Ohio−95.0%		
Akron:		
6%, 12/1/2012	1,380,000	1,569,695
5.50%, 12/1/2020 (Insured; MBIA)	1,460,000	1,588,670
Sewer Systems Revenue		
5.875%, 12/1/2016 (Insured; MBIA)	1,200,000	1,244,748
Brunswick City School District		
5%, 12/1/2023 (Insured; AMBAC)	2,000,000	2,106,060
Cincinnati, Water System Revenue:		
5%, 12/1/2020	1,000,000	1,048,030
5%, 12/1/2022	5,545,000	5,750,997
5%, 12/1/2023	3,130,000	3,242,336
Cincinnati City School District, School Improvement:		
5.375%, 12/1/2011 (Insured; MBIA)	6,560,000 [a]	7,178,870
5.25%, 6/1/2019 (Insured; FSA)	1,225,000	1,315,625
Cincinnati Technical College 5.25%, 10/1/2022	2,825,000	3,044,615
Clermont County, Hospital Facilities Revenue (Mercy Health Systems)		
5.625%, 9/1/2016 (Insured; AMBAC)	4,250,000	4,492,845
Cleveland:		
COP (Stadium Project)		
5.25%, 11/15/2022 (Insured; AMBAC)	1,210,000	1,270,016
Public Power System Revenue		
5.125%, 11/15/2018 (Insured; MBIA)	9,650,000	10,000,198
Waterworks Revenue:		
5%, 1/1/2008 (Insured; FSA)	90,000 [a]	94,191
5%, 1/1/2008 (Insured; FSA)	1,095,000 [a]	1,145,994
5.50%, 1/1/2021 (Insured; MBIA)	8,000,000	9,027,520
5%, 1/1/2023 (Insured; FSA)	1,315,000	1,360,683
Cleveland-Cuyahoga County Port Authority, Revenue, Special Assessment/Tax Increment:		
7%, 12/1/2018	2,345,000	2,481,784
7.35%, 12/1/2031	3,655,000	3,931,099
Columbus City School District		
5%, 12/1/2032 (Insured; FSA)	2,765,000	2,853,508
Cuyahoga Community College District, General Receipts 5%, 12/1/2022 (Insured; AMBAC)	1,500,000	1,567,875

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Cuyahoga County:		
Hospital Improvement Revenue		
(The Metrohealth Systems Project)		
6.125%, 2/15/2009	4,845,000 [a]	5,290,885
Hospital Facilities Revenue		
(UHHS/CSAHS-Cuyahoga, Inc. and		
CSAHS/UHHS-Canton, Inc. Projects)		
7.50%, 1/1/2030	6,250,000	6,954,625
Mortgage Revenue (West Tech Apartments Project)		
5.95%, 9/20/2042 (Collateralized; GNMA)	5,295,000	5,514,584
Fairfield City School District,		
School Improvement Unlimited Tax:		
6%, 12/1/2005 (Insured; FGIC)	2,000,000 [a]	2,005,220
6.10%, 12/1/2005 (Insured; FGIC)	2,000,000 [a]	2,005,400
7.20%, 12/1/2005 (Insured; FGIC)	1,000,000 [a]	1,033,540
7.20%, 12/1/2005 (Insured; FGIC)	1,250,000 [a]	1,291,925
5.375%, 12/1/2019 (Insured; FGIC)	1,860,000	2,016,147
5.375%, 12/1/2020 (Insured; FGIC)	1,400,000	1,507,688
Findlay 5.875%, 7/1/2006	2,000,000 [a]	2,076,720
Forest Hills Local School District		
5.70%, 12/1/2007 (Insured; MBIA)	1,000,000 [a]	1,060,620
Franklin County:		
HR (Holy Cross Health Systems Corp.)		
5.80%, 6/1/2016	2,000,000	2,062,800
Multifamily Housing Mortgage Revenue		
(Agler Green Project)		
5.80%, 5/20/2044 (Collateralized; GNMA)	1,200,000	1,248,156
Graham Local School District, Board of		
Education School Improvement		
5%, 12/1/2033 (Insured; MBIA)	6,055,000	6,260,749
Greater Cleveland Regional Transit Authority		
5.65%, 12/1/2006 (Insured; FGIC)	5,445,000 [a]	5,649,351
Hamilton County:		
Hospital Facilities Improvement Revenue		
(Deaconess Hospital) 7%, 1/1/2012	2,115,000	2,131,455
Sales Tax Revenue		
Zero Coupon, 12/1/2027 (Insured; AMBAC)	17,940,000	6,143,553
Sewer System Revenue:		
5.25%, 12/1/2011 (Insured; MBIA)	1,000,000 [a]	1,087,570
5.25%, 12/1/2011 (Insured; MBIA)	1,000,000 [a]	1,087,570

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Highland Local School District, School Improvement:		
5.75%, 12/1/2018 (Insured; FSA)	1,675,000	1,855,364
5.75%, 12/1/2020 (Insured; FSA)	2,020,000	2,232,080
Hilliard School District, School Improvement:		
Zero Coupon, 12/1/2013 (Insured; FGIC)	1,655,000	1,185,807
Zero Coupon, 12/1/2014 (Insured; FGIC)	1,655,000	1,120,832
Lakota Local School District		
6.125%, 12/1/2005 (Insured; AMBAC)	1,075,000 [a]	1,077,924
Lebanon City School District		
5.50%, 12/1/2011 (Insured; FSA)	4,050,000 [a]	4,459,495
Lowellville, Sanitary Sewer Systems Revenue		
(Browning-Ferris Industries Inc.)		
7.25%, 6/1/2006	300,000	300,351
Mahoning County, HR		
(Forum Health Obligated Group)		
6%, 11/15/2032	1,500,000	1,592,655
Marysville Exempt Village School District		
5.35%, 12/1/2025 (Insured; FSA)	2,010,000	2,154,861
Massillon City School District, Improvement:		
5.25%, 12/1/2019 (Insured; MBIA)	1,300,000	1,398,670
5%, 12/1/2025 (Insured; MBIA)	1,150,000	1,191,342
Milford Exempt Village School District,		
School Improvement		
6%, 12/1/2011 (Insured; FSA)	1,910,000 [a]	2,150,374
Monroe, Improvement		
5.25%, 12/1/2018 (Insured; FSA)	1,035,000	1,117,634
New Albany Community Authority,		
Community Facilities Revenue		
5.20%, 10/1/2024 (Insured; AMBAC)	2,000,000	2,126,660
North Royalton City School District		
6.10%, 12/1/2009 (Insured; MBIA)	2,500,000 [a]	2,799,025
Ohio:		
7.169%, 3/15/2020 (Insured; FSA)	7,760,000 [b,c]	8,510,237
PCR (Standard Oil Co. Project) 6.75%, 12/1/2015		
(Guaranteed; British Petroleum Co. PLC)	2,700,000	3,241,890
Ohio Housing Finance Agency,		
Residential Mortgage Revenue		
6.05%, 9/1/2017 (Collateralized; GNMA)	1,060,000	1,102,018

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Ohio Higher Educational Facility Commission, Revenue (Xavier University Project) 5%, 5/1/2023 (Insured; FGIC)	2,250,000	2,343,758
Ohio State University, General Receipts 5.25%, 6/1/2023	2,625,000	2,825,261
Ohio Turnpike Commission, Turnpike Revenue, Highway Improvements 5.50%, 2/15/2026	7,700,000	8,260,329
Pickerington Local School District, School Facilities Construction and Improvement 5.25%, 12/1/2020 (Insured; FGIC)	6,000,000	6,417,960
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project):		
6.30%, 2/15/2024	2,250,000	2,385,225
6.40%, 2/15/2034	2,500,000	2,631,550
Southwest Regional Water District, Water Revenue:		
6%, 12/1/2005 (Insured; MBIA)	1,600,000 [a]	1,620,144
6%, 12/1/2005 (Insured; MBIA)	1,250,000 [a]	1,265,738
Strongsville, Library Improvement 5.50%, 12/1/2020 (Insured; FGIC)	1,700,000	1,849,821
Summit County 6.50%, 12/1/2010 (Insured; FGIC)	2,000,000 [a]	2,286,040
Summit County Port Authority:		
Development Revenue (Bond Fund Program-Twinsburg Township Project) 5.125%, 5/15/2025	660,000	653,235
Revenue (Civic Theatre Project) 5.50%, 12/1/2026 (Insured; AMBAC)	1,000,000	1,083,620
Toledo 5.625%, 12/1/2006 (Insured; AMBAC)	1,000,000 [a]	1,046,950

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Toledo Lucas County Port Authority, Revenue (Northwest Ohio Bond Fund)		
6.375, 11/15/2032	1,650,000	1,761,260
University of Cincinnati:		
General Receipts 5%, 6/1/2021 (Insured; MBIA)	3,040,000	3,147,555
University and College Revenue:		
5.75%, 6/1/2011 (Insured; FGIC)	2,165,000 ᵃ	2,415,274
5.75%, 6/1/2011 (Insured; FGIC)	1,500,000 ᵃ	1,673,400
Warren, Waterworks Revenue		
5.50%, 11/1/2015 (Insured; FGIC)	1,450,000	1,599,771
Youngstown:		
5.375%, 12/1/2025 (Insured; AMBAC)	2,195,000	2,357,386
6%, 12/1/2031 (Insured; AMBAC)	2,370,000	2,634,492
U.S. Related−3.4%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds		
Zero Coupon, 5/15/2050	17,000,000	1,046,520
Virgin Islands Public Finance Authority, Revenue:		
(Virgin Islands Gross Receipts Taxes Loan Note)		
6.375%, 10/1/2019	3,000,000	3,357,540
(Virgin Islands Matching Fund Loan Notes)		
6%, 10/1/2022	3,000,000	3,116,640
Total Investments (cost $208,063,682)	**98.4%**	**220,140,605**
Cash and Receivables (Net)	**1.6%**	**3,561,714**
Net Assets	**100.0%**	**223,702,319**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	69.2
AA		Aa		AA	13.7
A		A		A	3.4
BBB		Baa		BBB	7.0
BB		Ba		BB	.1
Not Rated[d]		Not Rated[d]		Not Rated[d]	6.6
					100.0

†   *Based on total investments.*

[a]   *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b]   *Inverse floater security—the interest rate is subject to change periodically.*

[c]   *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2005, this security amounted to $8,510,237 or 3.8% of net assets.*

[d]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	208,063,682	220,140,605
Cash		320,031
Interest receivable		3,868,267
Receivable for shares of Beneficial Interest subscribed		13,055
Prepaid expenses		10,351
		224,352,309
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		187,241
Payable for shares of Beneficial Interest redeemed		426,859
Accrued expenses		35,890
		649,990
Net Assets ($)		**223,702,319**
Composition of Net Assets ($):		
Paid-in capital		214,788,633
Accumulated undistributed investment income–net		1,746
Accumulated net realized gain (loss) on investments		(3,164,983)
Accumulated net unrealized appreciation (depreciation) on investments		12,076,923
Net Assets ($)		**223,702,319**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	189,054,795	24,508,772	10,138,752
Shares Outstanding	15,026,450	1,947,382	804,436
Net Asset Value Per Share ($)	**12.58**	**12.59**	**12.60**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**5,768,920**
Expenses:	
Management fee–Note 3(a)	634,006
Shareholder servicing costs–Note 3(c)	374,896
Distribution fees–Note 3(b)	105,618
Professional fees	16,800
Custodian fees	12,412
Registration fees	9,981
Trustees' fees and expenses–Note 3(d)	3,199
Loan commitment fees–Note 2	989
Prospectus and shareholders' reports	306
Miscellaneous	11,395
Total Expenses	**1,169,602**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(6,372)
Net Expenses	**1,163,230**
Investment Income–Net	**4,605,690**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(48,712)
Net unrealized appreciation (depreciation) on investments	(3,499,485)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,548,197)**
Net Increase in Net Assets Resulting from Operations	**1,057,493**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income–net	4,605,690	9,601,293
Net realized gain (loss) on investments	(48,712)	(250,834)
Net unrealized appreciation (depreciation) on investments	(3,499,485)	5,993,494
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,057,493**	**15,343,953**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(3,954,622)	(8,080,691)
Class B shares	(478,501)	(1,177,164)
Class C shares	(172,101)	(342,157)
Total Dividends	**(4,605,224)**	**(9,600,012)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	9,212,691	10,571,876
Class B shares	330,670	802,510
Class C shares	1,073,564	1,342,021
Dividends reinvested:		
Class A shares	2,686,791	5,401,184
Class B shares	268,372	686,520
Class C shares	115,415	237,664
Cost of shares redeemed:		
Class A shares	(9,790,378)	(29,570,748)
Class B shares	(4,446,341)	(11,325,271)
Class C shares	(1,292,608)	(2,463,196)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,841,824)**	**(24,317,440)**
Total Increase (Decrease) in Net Assets	**(5,389,555)**	**(18,573,499)**
Net Assets ($):		
Beginning of Period	229,091,874	247,665,373
End of Period	**223,702,319**	**229,091,874**

See notes to financial statements.

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	720,547	835,329
Shares issued for dividends reinvested	210,456	425,864
Shares redeemed	(767,919)	(2,334,786)
Net Increase (Decrease) in Shares Outstanding	**163,084**	**(1,073,593)**
Class B[a]		
Shares sold	25,863	63,436
Shares issued for dividends reinvested	21,007	54,166
Shares redeemed	(347,724)	(896,477)
Net Increase (Decrease) in Shares Outstanding	**(300,854)**	**(778,875)**
Class C		
Shares sold	83,762	105,200
Shares issued for dividends reinvested	9,026	18,710
Shares redeemed	(101,205)	(195,250)
Net Increase (Decrease) in Shares Outstanding	**(8,417)**	**(71,340)**

[a] *During the period ended October 31, 2005, 169,051 Class B shares representing $2,165,591 were automatically converted to 169,100 Class A shares and during the period ended April 30, 2005, 507,882 Class B shares representing $6,422,532 were automatically converted to 508,041 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2005		Year Ended April 30,			
Class A Shares	(Unaudited)	2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	12.78	12.48	12.84	12.48	12.29	11.88
Investment Operations:						
Investment income−net	.26[b]	.52[b]	.52[b]	.55[b]	.58[b]	.61
Net realized and unrealized gain (loss) on investments	(.20)	.30	(.36)	.36	.19	.41
Total from Investment Operations	.06	.82	.16	.91	.77	1.02
Distributions:						
Dividends from investment income−net	(.26)	(.52)	(.52)	(.55)	(.58)	(.61)
Net asset value, end of period	12.58	12.78	12.48	12.84	12.48	12.29
Total Return (%)[c]	.48[d]	6.70	1.25	7.39	6.35	8.75
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.92[e]	.91	.90	.92	.92	.91
Ratio of net expenses to average net assets	.92[e]	.91	.90	.92	.92	.91
Ratio of net investment income to average net assets	4.09[e]	4.12	4.09	4.33	4.64	5.02
Portfolio Turnover Rate	4.71[d]	5.30	18.49	48.42	32.20	27.53
Net Assets, end of period ($ X 1,000)	189,055	189,946	198,836	212,474	210,000	197,970

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.63% to 4.64%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002 [a]	2001
Per Share Data ($):						
Net asset value, beginning of period	12.78	12.48	12.84	12.48	12.29	11.88
Investment Operations:						
Investment income—net	.23 [b]	.45 [b]	.46 [b]	.48 [b]	.51 [b]	.55
Net realized and unrealized gain (loss) on investments	(.19)	.31	(.36)	.36	.20	.41
Total from Investment Operations	.04	.76	.10	.84	.71	.96
Distributions:						
Dividends from investment income—net	(.23)	(.46)	(.46)	(.48)	(.52)	(.55)
Net asset value, end of period	12.59	12.78	12.48	12.84	12.48	12.29
Total Return (%) [c]	.31 [d]	6.15	.74	6.86	5.82	8.21
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.43 [e]	1.42	1.41	1.42	1.42	1.41
Ratio of net expenses to average net assets	1.43 [e]	1.42	1.41	1.42	1.42	1.41
Ratio of net investment income to average net assets	3.58 [e]	3.61	3.59	3.82	4.13	4.51
Portfolio Turnover Rate	4.71 [d]	5.30	18.49	48.42	32.20	27.53
Net Assets, end of period ($ X 1,000)	24,509	28,740	37,779	45,655	40,904	38,763

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.12% to 4.13%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	12.80	12.50	12.86	12.50	12.30	11.89
Investment Operations:						
Investment income−net	.21[b]	.42[b]	.42[b]	.45[b]	.48[b]	.52
Net realized and unrealized gain (loss) on investments	(.20)	.31	(.36)	.36	.21	.41
Total from Investment Operations	.01	.73	.06	.81	.69	.93
Distributions:						
Dividends from investment income−net	(.21)	(.43)	(.42)	(.45)	(.49)	(.52)
Net asset value, end of period	12.60	12.80	12.50	12.86	12.50	12.30
Total Return (%)[c]	.10[d]	5.89	.48	6.60	5.65	7.92
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.68[e]	1.67	1.66	1.66	1.65	1.65
Ratio of net expenses to average net assets	1.67[e]	1.67	1.66	1.66	1.65	1.65
Ratio of net investment income to average net assets	3.33[e]	3.36	3.32	3.58	3.86	4.21
Portfolio Turnover Rate	4.71[d]	5.30	18.49	48.42	32.20	27.53
Net Assets, end of period ($ X 1,000)	10,139	10,406	11,051	10,163	9,407	5,163

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.85% to 3.86%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

20

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Ohio Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, State income taxes, without undue risk. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $3,252,812 available for federal income taxes to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $762,018 of the carryover expires in fiscal 2009, $2,103,420 expires in fiscal 2012 and $387,374 expires in fiscal 2013.

The tax character of all distributions paid to shareholders during the fiscal year ended April 30, 2005 was as follows: tax exempt income $9,600,012. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2005, the Distributor retained $4,599 from commissions earned on sales of the fund's Class A shares, and $15,024 and $2,559 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2005, Class B and Class C shares were charged $66,815 and $38,803, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make pay-

ments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, Class A, Class B and Class C shares were charged $241,843, $33,408 and $12,934, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $71,865 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $105,253, Rule 12b-1 distribution plan fees $17,049, shareholder services plan fees $47,950, chief compliance officer fees $1,239 and transfer agent per account fees $15,750.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $10,552,984 and $11,718,474, respectively.

At October 31, 2005, accumulated net unrealized appreciation on investments was $12,076,923, consisting of $12,218,085 gross unrealized appreciation and $141,162 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees of the Trust held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's income performance was higher than the comparison group and Lipper category averages for the 1-, 3-, 5- and 10-year periods. The Board members also noted that the fund's total return was higher than the comparison group averages for the 1- and 3- year periods, but was lower for the 5- and 10-year periods, and that the fund's total return was higher than the Lipper category averages for all reported periods. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The fund's management fee was slightly higher than the fund's comparison group average. The Board noted that the fund's total expense ratio was higher than the fund's comparison group average, but was lower than the Lipper category average.

Representatives of the Manager noted that there were no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, as the fund and no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine

such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the Trust's Management Agreement with respect to the fund. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was generally satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Management Agreement with respect to the fund was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Premier State Municipal Bond Fund, Ohio Series

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0057SA1005

Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series

SEMIANNUAL REPORT October 31, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series, covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved total returns of 0.64% for Class A shares, 0.32% for Class B shares and 0.27% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper Pennsylvania Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.51% for the reporting period.[3]

Although rising interest rates caused shorter-term bonds to lose value, longer-term municipal bond prices remained surprisingly stable over the reporting period as investors' inflation expectations remained subdued. The fund generally produced a higher return than its Lipper category average, primarily due to income from its core holdings. In addition, the fund was generally in line with the Index, which contains bonds from many states, not just Pennsylvania, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Pennsylvania state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and Pennsylvania income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

In its ongoing effort to forestall inflationary pressures, the Federal Reserve Board (the "Fed") raised short-term interest rates at each of four meetings of its Federal Open Market Committee. As a result, the overnight federal funds rate climbed from 2.75% at the start of the reporting period to 3.75% by the end. On November 1, 2005, just one day after the close of the reporting period, the Fed acted again, hiking the federal funds rate to 4%.

Historically, fixed-income securities across the maturity spectrum have tended to lose value when the Fed tightens monetary policy. The reporting period proved to be different: until October 2005, longer-term bonds remained remarkably resilient as investors' inflation expectations remained low. Robust investor demand provided further support for longer-term bond prices.

The fund also benefited during the reporting period from better fiscal conditions in Pennsylvania. Although the state's relatively mature economy has not improved as much as other states, Pennsylvania nonetheless has enjoyed higher sales tax and income tax revenues. The state's generally conservative fiscal policies and substantial budget reserves also enabled it to maintain a "double-A" credit rating.

In this environment, the fund continued to enjoy relatively high levels of income from its core, seasoned holdings. The fund also benefited from its focus on securities with maturities in the 20-year range, which fared well during a period of unusually strong prices for longer-term bonds and provided incrementally higher levels of income than shorter-maturity securities. Although our emphasis on higher-quality bonds slightly hindered the fund's relative performance, we did not see enough value in lower-rated, higher-yielding credits to justify the greater levels of risk they typically entail.

What is the fund's current strategy?

While we believe that the Fed is closer to the end of its credit-tightening campaign than the beginning, stronger-than-expected economic growth and rising inflationary pressures suggest to us that the Fed is likely to raise short-term interest rates more than most analysts previously expected. In addition, longer-term bond yields recently have begun to move higher. Accordingly, we recently have adopted a more cautious investment posture. When making new purchases, we have continued to emphasize higher-quality bonds from Pennsylvania issuers, including premium-priced bonds that historically have held more of their value during market declines.

November 15, 2005

[1]   *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2]   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3]   *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.85	$ 7.42	$ 8.53
Ending value (after expenses)	$1,006.40	$1,003.20	$1,002.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.89	$ 7.48	$ 8.59
Ending value (after expenses)	$1,020.37	$1,017.80	$1,016.69

† Expenses are equal to the fund's annualized expense ratio of .96% for Class A, 1.47% for Class B and 1.69% for Class C, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

Long-Term Municipal Investments−95.7%	Principal Amount ($)	Value ($)
Allegheny County Hospital Development Authority, Revenue (Hospital−South Hills Health) 5.125%, 5/1/2029	1,100,000	1,036,970
Allegheny County Sanitary Authority, Sewer Revenue 5%, 12/1/2019 (Insured; MBIA)	1,900,000	1,996,805
Bethlehem Area Vocational Technical School Authority, LR 5%, 9/1/2019 (Insured; MBIA)	895,000	937,647
Bristol Borough School District, GO 5.25%, 3/1/2031 (Insured; FSA)	1,000,000	1,061,050
Bucks County Water and Sewer Authority, Revenue: 5.375%, 6/1/2018 (Insured; AMBAC)	1,255,000	1,359,629
Collection Sewer Systems: 5.375%, 6/1/2017 (Insured; AMBAC)	1,340,000	1,452,493
5%, 6/1/2019 (Insured; AMBAC)	1,480,000	1,553,467
Butler County Industrial Development Authority: Health Care Facilities Revenue (Saint John Care Center) 5.80%, 4/20/2029 (Collateralized; GNMA)	6,180,000	6,559,576
MFHR (Greenview Gardens Apartments): 6%, 7/1/2023	475,000	494,570
6.25%, 7/1/2033	880,000	915,174
Central Bucks School District 5%, 5/15/2022 (Insured; FGIC)	580,000	603,890
Charleroi Area School Authority, School Revenue Zero Coupon, 10/1/2020 (Insured; FGIC)	2,000,000	994,360
Council Rock School District 5%, 11/15/2020 (Insured; MBIA)	1,400,000	1,469,594
Cumberland County Municipal Authority, College Revenue (Messiah College): 5.125%, 10/1/2006 (Insured; AMBAC)	950,000 [a]	968,135
5.125%, 10/1/2015 (Insured; AMBAC)	50,000	50,791
Dauphin County General Authority, Revenue (Office and Parking, Riverfront Office) 6%, 1/1/2025	3,000,000	2,761,230
Delaware County Industrial Development Authority, Water Facilities Revenue (Aqua Pennsylvania, Inc. Project) 5%, 11/1/2037 (Insured; FGIC)	5,165,000	5,228,684
Dover Area School District, GO 5.375%, 4/1/2018 (Insured; FGIC)	2,195,000	2,381,114
Harrisburg Authority, Office and Parking Revenue 6%, 5/1/2008	2,000,000 [a]	2,130,640

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Harrisburg Redevelopment Authority, Revenue:		
Zero Coupon, 5/1/2018 (Insured; FSA)	2,750,000	1,527,212
Zero Coupon, 11/1/2018 (Insured; FSA)	2,750,000	1,490,775
Zero Coupon, 11/1/2019 (Insured; FSA)	2,750,000	1,414,407
Zero Coupon, 5/1/2020 (Insured; FSA)	2,750,000	1,369,940
Zero Coupon, 11/1/2020 (Insured; FSA)	2,500,000	1,215,825
Health Care Facilities Authority of Sayre, Revenue (Guthrie Health Issue):		
5.85%, 12/1/2020	3,000,000	3,226,920
5.75%, 12/1/2021	4,750,000	5,074,093
Jim Thorpe Area School District, GO		
5%, 3/15/2018 (Insured; FSA)	1,130,000	1,199,834
Kennett Consolidated School District, GO:		
5.25%, 2/15/2017 (Insured; FGIC)	1,440,000	1,547,093
5.25%, 2/15/2018 (Insured; FGIC)	1,895,000	2,033,468
5.25%, 2/15/2020 (Insured; FGIC)	1,000,000	1,072,410
McKeesport Area School District, GO:		
Zero Coupon, 10/1/2021 (Insured; AMBAC)	2,915,000	1,387,248
Zero Coupon, 10/1/2021 (Insured; AMBAC)	540,000	254,205
Monroe County Hospital Authority, HR (Pocono Medical Center)		
5.50%, 1/1/2022 (Insured; Radian)	1,455,000	1,524,520
Monroeville Municipal Authority, Sanitary Sewer Revenue		
5.25%, 12/1/2016 (Insured; MBIA)	1,095,000	1,182,939
Montgomery County Higher Education and Health Authority, First Mortgage Revenue (AHF/Montgomery Inc. Project) 10.50%, 9/1/2020	2,570,000	2,602,511
Mount Lebanon School District, GO:		
5%, 2/15/2013 (Insured; MBIA)	1,735,000 [a]	1,865,229
5%, 2/15/2013 (Insured; MBIA)	2,870,000 [a]	3,085,422
North Allegheny School District		
5.05%, 11/1/2021 (Insured; FGIC)	1,455,000	1,530,151
North Schuylkill School District, Schuykill and Columbia Counties, GO		
5%, 11/15/2028 (Insured; FGIC)	635,000	652,983
Northampton County General Purpose Authority, County Agreement Revenue		
5.125%, 10/1/2020 (Insured; FSA)	2,225,000	2,365,064
Northampton County Industrial Development Authority, Mortgage Revenue (Moravian Hall Square Project)		
5%, 7/1/2017 (Insured; Radian)	1,890,000	1,944,886

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennridge School District		
5%, 2/15/2021 (Insured; MBIA)	1,000,000	1,044,800
Pennsylvania Finance Authority, Guaranteed Revenue		
(Penn Hills Project):		
5.45%, 12/1/2010 (Insured; FGIC)	445,000 [a]	484,903
5.45%, 12/1/2019 (Insured; FGIC)	2,170,000	2,344,750
Zero Coupon, 12/1/2022 (Insured; FGIC)	1,200,000	530,112
Zero Coupon, 12/1/2023 (Insured; FGIC)	3,790,000	1,582,060
Zero Coupon, 12/1/2024 (Insured; FGIC)	3,790,000	1,496,254
Zero Coupon, 12/1/2025 (Insured; FGIC)	3,790,000	1,415,679
Pennsylvania Higher Educational		
Facilities Authority, Revenue:		
(State Higher Education System):		
5%, 6/15/2019 (Insured; AMBAC)	560,000	587,804
5%, 6/15/2020 (Insured; AMBAC)	1,915,000	2,007,533
(UPMC Health System) 6%, 1/15/2022	5,000,000	5,426,300
Pennsylvania Housing Finance Agency:		
5%, 4/1/2016	2,000,000	2,056,600
Capital Fund Securitization Revenue		
5%, 12/1/2025 (Insured; FSA)	2,485,000 [b]	2,557,314
SFMR:		
5.10%, 10/1/2020	5,000,000	5,133,650
4.70%, 10/1/2025	3,985,000	3,946,704
Pennsylvania Intergovernmental Cooperative Authority,		
Special Tax Revenue		
(Philadelphia Funding Program):		
5.25%, 6/15/2015 (Insured; FGIC)	1,000,000	1,058,970
5.50%, 6/15/2016 (Insured; FGIC)	2,750,000	2,787,950
5%, 6/15/2018 (Insured; FGIC)	5,580,000	5,832,216
Pennsylvania Public School Building Authority, Revenue:		
(Central Montgomery County Area):		
5.25%, 5/15/2017 (Insured; FGIC)	1,055,000	1,139,674
5.25%, 5/15/2018 (Insured; FGIC)	1,110,000	1,196,602
(Marple Newtown School District Project)		
5%, 3/1/2019 (Insured; MBIA)	3,680,000	3,860,210
Pennsylvania Turnpike Commission,		
Oil Franchise Tax Revenue:		
5.25%, 12/1/2018 (Insured; AMBAC)	3,780,000	3,973,649
5.25%, 12/1/2018 (Insured; AMBAC)	2,740,000	2,903,934
5%, 12/1/2023 (Insured; AMBAC)	425,000	442,179
Philadelphia Authority for Industrial Development, LR		
5.50%, 10/1/2015 (Insured; FSA)	2,870,000	3,146,352

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Philadelphia Gas Works, Revenue (1998 General Ordinance-4th Series) 5.25%, 8/1/2022 (Insured; FSA)	2,000,000	2,121,940
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Jefferson Health System) 5%, 5/15/2011	2,000,000	2,072,160
Philadelphia Housing Authority, Capital Fund Program Revenue 5%, 12/1/2021 (Insured; FSA)	1,685,000	1,751,338
Philadelphia Redevelopment Authority, Revenue (Neighborhood Transformation) 5.50%, 4/15/2018 (Insured; FGIC)	3,600,000	3,914,100
Philadelphia Water and Wastewater, Revenue 5.60%, 8/1/2018 (Insured; MBIA)	800,000	814,016
Pittsburgh 5.50%, 9/1/2007 (Insured; AMBAC)	2,580,000 [a]	2,688,566
Schuylkill County Industrial Development Authority, Revenue (Charity Obligation Group) 5%, 11/1/2014	1,495,000	1,544,320
Scranton School District (Notes):		
5%, 4/1/2018 (Insured; MBIA)	1,390,000	1,459,945
5%, 4/1/2019 (Insured; MBIA)	2,710,000	2,843,007
South Side Area School District, GO 5.25%, 6/1/2015 (Insured; FGIC)	2,080,000	2,216,053
Southeastern Pennsylvania Transportation Authority, Special Revenue 5.375%, 3/1/2017 (Insured; FGIC)	3,000,000	3,134,220
Spring-Ford Area School District 5%, 4/1/2021 (Insured; FSA)	1,015,000	1,060,574
State Public School Building Authority:		
School LR (Daniel Boone Area School District Project):		
5%, 4/1/2018 (Insured; MBIA)	1,040,000	1,097,470
5%, 4/1/2019 (Insured; MBIA)	1,070,000	1,125,908
5%, 4/1/2020 (Insured; MBIA)	1,100,000	1,153,328
School Revenue (Tuscarora School District Project)		
5%, 4/1/2023 (Insured; FSA)	750,000	781,125
University Area Joint Authority, Sewer Revenue:		
5%, 11/1/2017 (Insured; MBIA)	1,660,000	1,751,217
5%, 11/1/2018 (Insured; MBIA)	2,010,000	2,114,862
Upper Darby School District, GO:		
5%, 5/1/2023 (Insured; FGIC)	670,000	701,738
5%, 5/1/2024 (Insured; FGIC)	430,000	449,346

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Upper Merion Area School District, GO:		
5.25%, 2/15/2018	1,785,000	1,917,750
5.25%, 2/15/2021	1,000,000	1,073,720
Washington County Industrial Development Authority, PCR (West Pennsylvania Power Co. Mitchell)		
6.05%, 4/1/2014 (Insured; AMBAC)	3,000,000	3,067,530
Total Long-Term Municipal Investments		
(cost $164,231,198)		**171,333,386**

Short-Term Municipal Investments–4.2%

	Principal Amount ($)	Value ($)
Pennsylvania Higher Educational Facilities Authority, Revenue (Carnegie Mellon University):		
2.70% (Liquidity Facility; JPMorgan Chase Bank)	2,200,000 [c]	2,200,000
2.70% (Liquidity Facility; JPMorgan Chase Bank)	1,500,000 [c]	1,500,000
Philadelphia Authority for Industrial Development Revenue (NewCourtland Elder Services Project)		
2.68% (LOC; PNC Bank)	1,000,000 [c]	1,000,000
The Hospitals and Higher Education Facilities Authority of Philadelphia, HR (The Children's Hospital of Philadelphia Project):		
2.70% (Insured; MBIA)	1,050,000 [c]	1,050,000
2.70% (Liquidity Facility; Bank of America)	1,200,000 [c]	1,200,000
Schuylkill County Industrial Development Authority, RRR (Northeastern Power Co. Project)		
2.73% (LOC; Dexia Credit Locale)	600,000 [c]	600,000
Total Short-Term Municipal Investments		
(cost $7,550,000)		**7,550,000**
Total Investments (cost $171,781,198)	**99.9%**	**178,883,386**
Cash and Receivables (Net)	**.1%**	**111,017**
Net Assets	**100.0%**	**178,994,403**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company	**GO**	General Obligation
AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
CIC	Continental Insurance Company	**LR**	Lease Revenue
CIFG	CDC Ixis Financial Guaranty	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
COP	Certificate of Participation	**MFMR**	Multi-Family Mortgage Revenue
CP	Commercial Paper	**PCR**	Pollution Control Revenue
EDR	Economic Development Revenue	**RAC**	Revenue Anticipation Certificates
EIR	Environmental Improvement Revenue	**RAN**	Revenue Anticipation Notes
		RAW	Revenue Anticipation Warrants
FGIC	Financial Guaranty Insurance Company	**RRR**	Resources Recovery Revenue
FHA	Federal Housing Administration	**SAAN**	State Aid Anticipation Notes
FHLB	Federal Home Loan Bank	**SBPA**	Standby Bond Purchase Agreement
FHLMC	Federal Home Loan Mortgage Corporation	**SFHR**	Single Family Housing Revenue
		SFMR	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FSA	Financial Security Assurance	**TAN**	Tax Anticipation Notes
GAN	Grant Anticipation Notes	**TAW**	Tax Anticipation Warrants
		TRAN	Tax and Revenue Anticipation Notes
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	71.9
AA		Aa		AA	14.9
A		A		A	4.6
BBB		Baa		BBB	1.4
F1		MIG1/P1		SP1/A1	4.2
Not Rated [d]		Not Rated [d]		Not Rated [d]	3.0
					100.0

† *Based on total investments.*

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Purchased on a delayed delivery basis.*

[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

[e] *At October 31, 2005, 25.9% of the fund's net assets are insured by FGIC.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	171,781,198	178,883,386
Cash		1,013,322
Interest receivable		2,170,575
Receivable for shares of Beneficial Interest subscribed		72,069
Receivable for investment securities sold		24,910
Prepaid expenses		9,234
		182,173,496
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		136,329
Payable for investment securities purchased		2,564,247
Payable for shares of Beneficial Interest redeemed		432,462
Accrued expenses		46,055
		3,179,093
Net Assets ($)		**178,994,403**
Composition of Net Assets ($):		
Paid-in capital		176,006,552
Accumulated undistributed investment income—net		58,761
Accumulated net realized gain (loss) on investments		(4,173,098)
Accumulated net unrealized appreciation (depreciation) on investments		7,102,188
Net Assets ($)		**178,994,403**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	151,351,440	24,810,088	2,832,875
Shares Outstanding	9,466,735	1,553,271	177,095
Net Asset Value Per Share ($)	**15.99**	**15.97**	**16.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**4,380,881**
Expenses:	
Management fee–Note 3(a)	512,536
Shareholder servicing costs–Note 3(c)	321,546
Distribution fees–Note 3(b)	78,733
Professional fees	15,508
Custodian fees	11,882
Prospectus and shareholders' reports	10,087
Registration fees	9,100
Trustees' fees and expenses–Note 3(d)	2,458
Loan commitment fees–Note 2	567
Miscellaneous	13,119
Total Expenses	**975,536**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(4,505)
Net Expenses	**971,031**
Investment Income–Net	**3,409,850**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	192,952
Net unrealized appreciation (depreciation) on investments	(2,450,969)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,258,017)**
Net Increase in Net Assets Resulting from Operations	**1,151,833**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income−net	3,409,850	7,260,933
Net realized gain (loss) on investments	192,952	623,430
Net unrealized appreciation (depreciation) on investments	(2,450,969)	4,248,480
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,151,833**	**12,132,843**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(2,922,435)	(6,088,970)
Class B shares	(437,816)	(1,075,841)
Class C shares	(43,478)	(84,431)
Total Dividends	**(3,403,729)**	**(7,249,242)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	5,251,720	7,468,754
Class B shares	293,613	805,747
Class C shares	52,757	402,021
Dividends reinvested:		
Class A shares	1,818,867	3,750,179
Class B shares	266,416	658,787
Class C shares	29,103	54,425
Cost of shares redeemed:		
Class A shares	(9,240,504)	(21,566,890)
Class B shares	(4,728,517)	(8,371,401)
Class C shares	(52,053)	(341,890)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,308,598)**	**(17,140,268)**
Total Increase (Decrease) in Net Assets	**(8,560,494)**	**(12,256,667)**
Net Assets ($):		
Beginning of Period	187,554,897	199,811,564
End of Period	**178,994,403**	**187,554,897**
Undistributed investment income−net	58,761	−

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	323,418	465,821
Shares issued for dividends reinvested	112,032	233,480
Shares redeemed	(569,134)	(1,349,737)
Net Increase (Decrease) in Shares Outstanding	**(133,684)**	**(650,436)**
Class B[a]		
Shares sold	18,087	50,301
Shares issued for dividends reinvested	16,420	41,065
Shares redeemed	(291,345)	(523,381)
Net Increase (Decrease) in Shares Outstanding	**(256,838)**	**(432,015)**
Class C		
Shares sold	3,224	24,846
Shares issued for dividends reinvested	1,792	3,385
Shares redeemed	(3,199)	(21,359)
Net Increase (Decrease) in Shares Outstanding	**1,817**	**6,872**

[a] *During the period ended October 31, 2005, 220,171 Class B shares representing $3,574,040 were automatically converted to 220,021 Class A shares and during the period ended April 30, 2005, 281,315 Class B shares representing $4,502,011 were automatically converted to 281,060 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended October 31, 2005 (Unaudited) | Year Ended April 30, | | | | |
		2005	2004	2003	2002 a	2001
Per Share Data ($):						
Net asset value, beginning of period	16.19	15.78	16.13	15.47	15.40	14.94
Investment Operations:						
Investment income−net	.31b	.62b	.63b	.66b	.72b	.77
Net realized and unrealized gain (loss) on investments	(.20)	.41	(.34)	.69	.07	.46
Total from Investment Operations	.11	1.03	.29	1.35	.79	1.23
Distributions:						
Dividends from investment income−net	(.31)	(.62)	(.63)	(.66)	(.71)	(.77)
Dividends from net realized gain on investments	−	−	(.01)	(.03)	(.01)	(.00)c
Total Distributions	(.31)	(.62)	(.64)	(.69)	(.72)	(.77)
Net asset value, end of period	15.99	16.19	15.78	16.13	15.47	15.40
Total Return (%)d	.64e	6.62	1.78	8.86	5.18	8.37
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.96f	.95	.94	.94	.93	.92
Ratio of net expenses to average net assets	.96f	.95	.94	.94	.93	.92
Ratio of net investment income to average net assets	3.75f	3.86	3.92	4.16	4.60	5.02
Portfolio Turnover Rate	8.18e	10.18	6.39	33.76	36.46	23.01
Net Assets, end of period ($ x 1,000)		151,351	155,436	161,796	191,003	190,173	188,473

a   As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.57% to 4.60%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.
b   Based on average shares outstanding at each month end.
c   Amount represents less than $.01 per share.
d   Exclusive of sales charge.
e   Not annualized.
f   Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2005 (Unaudited)	2005	Year Ended April 30, 2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	16.18	15.77	16.11	15.46	15.38	14.93
Investment Operations:						
Investment income—net	.26[b]	.53[b]	.55[b]	.58[b]	.64[b]	.69
Net realized and unrealized gain (loss) on investments	(.21)	.42	(.34)	.68	.08	.45
Total from Investment Operations	.05	.95	.21	1.26	.72	1.14
Distributions:						
Dividends from investment income—net	(.26)	(.54)	(.54)	(.58)	(.63)	(.69)
Dividends from net realized gain on investments	–	–	(.01)	(.03)	(.01)	(.00)[c]
Total Distributions	(.26)	(.54)	(.55)	(.61)	(.64)	(.69)
Net asset value, end of period	15.97	16.18	15.77	16.11	15.46	15.38
Total Return (%)[d]	.32[e]	6.08	1.32	8.25	4.72	7.75
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.47[f]	1.46	1.45	1.45	1.43	1.43
Ratio of net expenses to average net assets	1.47[f]	1.46	1.45	1.45	1.43	1.43
Ratio of net investment income to average net assets	3.23[f]	3.35	3.41	3.65	4.08	4.50
Portfolio Turnover Rate	8.18[e]	10.18	6.39	33.76	36.46	23.01
Net Assets, end of period ($ x 1,000)	24,810	29,280	35,356	42,076	40,775	38,593

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.05% to 4.08%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002 [a]	2001
Per Share Data ($):						
Net asset value, beginning of period	16.20	15.79	16.14	15.48	15.40	14.95
Investment Operations:						
Investment income−net	.25 [b]	.50 [b]	.51 [b]	.54 [b]	.60 [b]	.66
Net realized and unrealized gain (loss) on investments	(.20)	.41	(.34)	.69	.09	.45
Total from Investment Operations	.05	.91	.17	1.23	.69	1.11
Distributions:						
Dividends from investment income−net	(.25)	(.50)	(.51)	(.54)	(.60)	(.66)
Dividends from net realized gain on investments	–	–	(.01)	(.03)	(.01)	(.00) [c]
Total Distributions	(.25)	(.50)	(.52)	(.57)	(.61)	(.66)
Net asset value, end of period	16.00	16.20	15.79	16.14	15.48	15.40
Total Return (%) [d]	.27 [e]	5.83	1.03	8.07	4.48	7.49
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.69 [f]	1.69	1.68	1.67	1.66	1.67
Ratio of net expenses to average net assets	1.69 [f]	1.69	1.68	1.67	1.66	1.67
Ratio of net investment income to average net assets	3.01 [f]	3.11	3.18	3.44	3.83	4.23
Portfolio Turnover Rate	8.18 [e]	10.18	6.39	33.76	36.46	23.01
Net Assets, end of period ($ x 1,000)	2,833	2,839	2,659	3,036	3,568	2,355

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.80% to 3.83%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

[e] Not annualized.

[f] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Pennsylvania Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $4,366,050 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $1,479,213 of the carryover expires in fiscal 2011 and $2,886,837 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2005 was as follows: tax exempt income $7,249,242. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2005, the Distributor retained $4,176 from commissions earned on sales of the fund's Class A shares and $15,315 and $904 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2005, Class B and Class C shares were charged $67,888 and $10,845, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make pay-

ments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, Class A, Class B and Class C shares were charged $195,412, $33,944 and $3,615, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $50,970 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $84,295, Rule 12b-1 distribution plan fees $12,479, shareholder services plan fees $38,316 and chief compliance officer fees $1,239.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $14,700,346 and $20,390,471, respectively.

At October 31, 2005, accumulated net unrealized appreciation on investments was $7,102,188, consisting of $7,503,331 gross unrealized appreciation and $401,143 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees of the Trust held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on

comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's income performance was lower than the comparison group averages for the 1-, 3-, 5- and 10-year periods and lower than the Lipper category averages for the 1-, 3- and 5-year periods. The Board members also noted that the fund's total return was lower than the comparison group averages, but higher than the Lipper category averages, for all reported periods. The Board members noted that the fund's total return was higher than the comparison group and Lipper category averages for the more recent 3-month period. The Board members discussed with representatives of the Manager the reasons for the fund's underperformance compared to the comparison group and Lipper category averages for the applicable periods, and the Manager's efforts to improve performance. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The fund's management fee was slightly higher than the fund's comparison group average. The Board noted that the fund's total expense ratio was higher than the fund's comparison group average, but was lower than the Lipper category average.

Representatives of the Manager noted that there were no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, as the fund and no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's

approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continua-

tion of the Trust's Management Agreement with respect to the fund. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the Manager's efforts to improve the fund's performance as discussed at the meeting, but concluded that it was necessary to continue to monitor the performance of the fund and its portfolio management team.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Management Agreement with respect to the fund was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Pennsylvania Series**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0058SA1005

Dreyfus Premier State Municipal Bond Fund, Texas Series

SEMIANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Texas Series, covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Texas Series perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved total returns of 0.78% for Class A shares, 0.53% for Class B shares and 0.45% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper Texas Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.44% for the reporting period.[3]

Although rising interest rates caused shorter-term bonds to lose some of their value, longer-term municipal bond prices remained surprisingly stable over the reporting period as investors' inflation expectations remained subdued. The fund produced higher returns than its Lipper category average, primarily due to income from its core holdings. In addition, the fund generally produced a higher return than the Index, which contains bonds from many states, not just Texas, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we

may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

In its ongoing effort to forestall inflationary pressures, the Federal Reserve Board (the "Fed") raised short-term interest rates at each of four meetings of its Federal Open Market Committee. As a result, the overnight federal funds rate climbed from 2.75% at the start of the reporting period to 3.75% by the end. On November 1, 2005, just one day after the close of the reporting period, the Fed acted again, hiking the federal funds rate to 4%.

Historically, fixed-income securities across the maturity spectrum have tended to lose value when the Fed tightens monetary policy. Most of the reporting period proved to be different: until October 2005, longer-term bonds remained remarkably resilient as investors' inflation expectations remained persistently low. In addition, robust investor demand provided further support for longer-term bond prices.

The fund also benefited during the reporting period from better fiscal conditions in Texas. As the national economy and conditions in the energy production industry improved, the state enjoyed higher sales tax revenues. The state's generally conservative fiscal policies also enabled it to maintain a "double-A" credit rating.

In this environment, the fund continued to enjoy relatively high levels of income from its core, seasoned holdings. The fund also bene-

fited from its focus on securities with maturities in the 20-year range, which fared well during a period of unusually strong prices for longer-term bonds. At the same time, the fund's shorter-term holdings helped keep its overall sensitivity to interest-rate changes slightly below industry averages. Although our emphasis on higher-quality bonds slightly hindered the fund's relative performance, we did not see enough value in lower-rated, higher-yielding credits to justify the greater levels of risk they typically entail.

What is the fund's current strategy?

While we believe that the Fed is closer to the end of its credit-tightening campaign than the beginning, stronger-than-expected economic growth and signs of rising inflationary pressures suggest to us that the Fed is likely to raise short-term interest rates more than most analysts previously expected. In addition, longer-term bond yields recently have begun to move higher. Accordingly, we have maintained a generally cautious investment posture. When making new purchases, we have continued to emphasize higher-quality bonds from Texas issuers, including premium-priced bonds that historically have held more of their value during market declines.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Texas residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Texas Series from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.25	$ 6.77	$ 8.03
Ending value (after expenses)	$1,007.80	$1,005.30	$1,004.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.28	$ 6.82	$ 8.08
Ending value (after expenses)	$1,020.97	$1,018.45	$1,017.19

† *Expenses are equal to the fund's annualized expense ratio of .84% for Class A, 1.34% for Class B and 1.59% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Long-Term Municipal Investments−98.0%	Principal Amount ($)	Value ($)
Aledo Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2014	1,225,000	858,174
Austin, Utility System Revenue 5.125%, 11/15/2016 (Insured; FSA)	1,110,000	1,146,708
Austin Convention Enterprises Inc., Revenue (Convention Center Hotel) 6.60%, 1/1/2021	1,000,000	1,058,460
Austin Independent School District (Permanent School Fund Guaranteed) 5.75%, 8/1/2015	1,000,000	1,018,280
Barbers Hill Independent School District 5%, 2/15/2023 (Insured; AMBAC)	540,000	562,151
Castleberry Independent School District (Permanent School Fund Guaranteed) 5.70%, 8/15/2021	830,000	844,774
Coastal Water Authority, Water Conveyance System 6.25%, 12/15/2017 (Insured; AMBAC)	2,170,000	2,173,689
Comal Independent School District (Permanent School Fund Guaranteed) 5%, 2/1/2018	1,305,000	1,370,420
Corpus Christi: (Hotel Occupancy) 5.50%, 9/1/2018 (Insured; FSA)	1,955,000	2,136,659
Utility System Revenue 5%, 7/15/2021 (Insured; FSA)	1,000,000	1,042,110
Del Mar College District 5.25%, 8/15/2017 (Insured; FGIC)	1,295,000	1,392,462
Denton Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 8/15/2023	2,630,000	1,020,677
El Paso Independent School District (Permanent School Fund Guaranteed) 5%, 8/15/2020	415,000	433,658
Fort Worth, General Purpose 5%, 3/1/2020	700,000	733,677
Frenship Independent School District, Tax School Building (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2021	470,000	221,168
Galveston County, Certificates Obligation 5.25%, 2/1/2018 (Insured; AMBAC)	1,000,000	1,059,530
Grape Creek-Pulliam Independent School District Public Facility Corp., School Facility LR 7.25%, 5/15/2006	1,200,000 [a]	1,250,136

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Houston, Certificates Obligation:		
5.625%, 3/1/2011	550,000 a	603,636
5.625%, 3/1/2011	300,000 a	329,256
Houston, Water and Sewer Systems Revenue:		
5%, 12/1/2018 (Insured; FSA)	1,145,000	1,195,872
Zero Coupon, 12/1/2019 (Insured; FSA)	2,000,000	1,042,520
Zero Coupon, 12/1/2019 (Insured; FSA)	750,000	388,102
Katy Independent School District (Permanent School Fund Guaranteed) 5.75%, 2/15/2009	405,000 a	435,334
Lake Worth Independent School District, Tax School Building (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2023	1,435,000	604,852
Lakeway Municipal Utility District Zero Coupon, 9/1/2013 (Insured; FGIC)	1,850,000	1,334,756
Laredo Independent School District Public Facility Corp. LR:		
Series A, 5%, 8/1/2021 (Insured; AMBAC)	1,000,000	1,028,330
Series F, 5%, 8/1/2021 (Insured; AMBAC)	740,000	766,892
5%, 8/1/2029 (Insured; AMBAC)	1,000,000	1,018,170
Lubbock Electric Light and Power System 5%, 4/15/2018 (Insured; MBIA)	505,000	526,902
Lubbock Health Facilities Development Corp., Revenue (Sears Plains Project) 5.50%, 1/20/2021 (Collateralized; GNMA)	995,000	1,042,730
Lubbock Housing Finance Corp., MFHR (Las Colinas Quail Creek Apartments) 6%, 7/1/2022	1,175,000	1,205,009
Mesquite Independent School District (Permanent School Fund Guaranteed):		
5.50%, 8/15/2019	1,045,000	1,141,537
5.50%, 8/15/2020	1,100,000	1,197,856
Zero Coupon, 8/15/2027	1,000,000	325,370
Midlothian Independent School District, Tax School Building (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2022	1,750,000	780,360
North Central Health Facilities Development Corp., Revenue (Zale Lipshy University Hospital Project) 5.45%, 4/1/2019 (Insured; FSA)	2,000,000	2,063,440

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,000,000	1,077,740
San Antonio:		
5%, 2/1/2008	5,000 [a]	5,193
5%, 2/1/2016	120,000	123,790
Electric and Gas Revenue:		
5.50%, 2/1/2007	245,000 [a]	254,124
5.50%, 2/1/2020	255,000	290,700
Water Revenue		
5.60%, 5/15/2021 (Insured; MBIA)	1,500,000	1,546,980
Schertz-Cibolo-Universal City Independent School District (Permanent School Fund Guaranteed) 5.25%, 8/1/2020	1,275,000	1,355,389
Sharyland Independent School District, School Building (Permanent School Fund Guaranteed) 5% 2/15/2017	1,130,000	1,191,269
South Texas Community College District 5%, 8/15/2017 (Insured; AMBAC)	1,790,000	1,892,710
Texas Department of Housing and Community Affairs MFHR (Harbors and Plumtree) 6.35%, 7/1/2016	1,300,000	1,334,164
Texas National Research Laboratory Commission Financing Corp., LR (Superconducting Super Collider Project) 6.95%, 12/1/2012	700,000	794,283
Texas Water Development Board, Revenue State Revolving Fund 5.25%, 7/15/2017	1,500,000	1,519,785
Tomball Hospital Authority, Revenue 6%, 7/1/2013	1,500,000	1,518,150
Tyler Health Facility Development Corp., HR (East Texas Medical Center Regional Healthcare System Project):		
6.625%, 11/1/2011	555,000	555,483
6.75%, 11/1/2025	1,000,000	1,000,420
Waxahachie Community Development Corp., Sales Tax Revenue:		
Zero Coupon, 8/1/2020 (Insured; MBIA)	1,430,000	652,580
Zero Coupon, 8/1/2023 (Insured; MBIA)	1,000,000	381,920
Total Investments (cost $49,478,447)	**98.0%**	**50,848,337**
Cash and Receivables (Net)	**2.0%**	**1,023,732**
Net Assets	**100.0%**	**51,872,069**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	80.9
AA		Aa		AA	3.5
A		A		A	2.6
BBB		Baa		BBB	7.4
BB		Ba		BB	3.1
Not Rated[b]		Not Rated[b]		Not Rated[b]	2.5
					100.0

† Based on total investments.

[a] Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	49,478,447	50,848,337
Cash		427,082
Interest receivable		662,692
Receivable for shares of Beneficial Interest subscribed		3,734
Prepaid expenses		10,032
		51,951,877
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		30,559
Payable for shares of Beneficial Interest redeemed		24,141
Accrued expenses		25,108
		79,808
Net Assets ($)		**51,872,069**
Composition of Net Assets ($):		
Paid-in capital		50,114,006
Accumulated net realized gain (loss) on investments		388,173
Accumulated net unrealized appreciation (depreciation) on investments		1,369,890
Net Assets ($)		**51,872,069**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	47,075,601	2,812,456	1,984,012
Shares Outstanding	2,247,186	134,283	94,759
Net Asset Value Per Share ($)	**20.95**	**20.94**	**20.94**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**1,330,290**
Expenses:	
Management fee–Note 3(a)	148,456
Shareholder servicing costs–Note 3(c)	84,941
Distribution fees–Note 3(b)	15,213
Professional fees	14,306
Registration fees	9,547
Prospectus and shareholders' reports	6,704
Custodian fees	4,565
Trustees' fees and expenses–Note 3(d)	736
Loan commitment fees–Note 2	165
Miscellaneous	8,177
Total Expenses	**292,810**
Less–reduction in management fee due to undertaking –Note 3(a)	(48,000)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(2,911)
Net Expenses	**241,899**
Investment Income–Net	**1,088,391**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	136,899
Net unrealized appreciation (depreciation) on investments	(805,268)
Net Realized and Unrealized Gain (Loss) on Investments	**(668,369)**
Net Increase in Net Assets Resulting from Operations	**420,022**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income—net	1,088,391	2,258,399
Net realized gain (loss) on investments	136,899	398,543
Net unrealized appreciation (depreciation) on investments	(805,268)	420,203
Net Increase (Decrease) in Net Assets Resulting from Operations	**420,022**	**3,077,145**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(1,000,066)	(2,017,304)
Class B shares	(54,235)	(154,461)
Class C shares	(34,090)	(86,634)
Net realized gain on investments:		
Class A shares	–	(209,184)
Class B shares	–	(17,934)
Class C shares	–	(10,548)
Total Dividends	**(1,088,391)**	**(2,496,065)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,172,080	3,053,836
Class B shares	20,050	176,784
Class C shares	191,672	202,126
Dividends reinvested:		
Class A shares	590,432	1,342,984
Class B shares	23,232	96,264
Class C shares	9,081	19,036
Cost of shares redeemed:		
Class A shares	(2,946,891)	(5,488,231)
Class B shares	(434,942)	(2,083,086)
Class C shares	(215,516)	(1,240,593)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,590,802)**	**(3,920,880)**
Total Increase (Decrease) in Net Assets	**(2,259,171)**	**(3,339,800)**
Net Assets ($):		
Beginning of Period	54,131,240	57,471,040
End of Period	**51,872,069**	**54,131,240**

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	55,294	144,268
Shares issued for dividends reinvested	27,841	63,336
Shares redeemed	(139,310)	(259,787)
Net Increase (Decrease) in Shares Outstanding	**(56,175)**	**(52,183)**
Class B[a]		
Shares sold	944	8,359
Shares issued for dividends reinvested	1,097	4,543
Shares redeemed	(20,493)	(98,210)
Net Increase (Decrease) in Shares Outstanding	**(18,452)**	**(85,308)**
Class C		
Shares sold	9,059	9,519
Shares issued for dividends reinvested	428	900
Shares redeemed	(10,177)	(58,516)
Net Increase (Decrease) in Shares Outstanding	**(690)**	**(48,097)**

[a] *During the period ended October 31, 2005, 11,333 Class B shares representing $240,517 were automatically converted to 11,330 Class A shares and during the period ended April 30, 2005, 49,458 Class B shares representing $1,049,208 were automatically converted to 49,442 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2005		Year Ended April 30,			
Class A Shares	(Unaudited)	2005	2004	2003	2002ᵃ	2001
Per Share Data ($):						
Net asset value, beginning of period	21.22	21.00	21.61	20.81	20.24	19.33
Investment Operations:						
Investment income–net	.44ᵇ	.87ᵇ	.88ᵇ	.94ᵇ	.94ᵇ	.96
Net realized and unrealized gain (loss) on investments	(.27)	.31	(.42)	.86	.68	.91
Total from Investment Operations	.17	1.18	.46	1.80	1.62	1.87
Distributions:						
Dividends from investment income–net	(.44)	(.87)	(.88)	(.94)	(.94)	(.96)
Dividends from net realized gain on investments	–	(.09)	(.19)	(.06)	(.11)	–
Total Distributions	(.44)	(.96)	(1.07)	(1.00)	(1.05)	(.96)
Net asset value, end of period	20.95	21.22	21.00	21.61	20.81	20.24
Total Return (%)ᶜ	.78ᵈ	5.70	2.15	8.83	8.11	9.83
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.03ᵉ	1.00	.98	.96	.95	.95
Ratio of net expenses to average net assets	.84ᵉ	.84	.85	.85	.85	.85
Ratio of net investment income to average net assets	4.09ᵉ	4.09	4.11	4.43	4.54	4.80
Portfolio Turnover Rate	3.64ᵈ	10.47	24.64	15.82	32.62	12.69
Net Assets, end of period ($ x 1,000)	47,076	48,868	49,461	53,100	53,009	52,716

ᵃ *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.51% to 4.54%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

ᵇ *Based on average shares outstanding at each month end.*

ᶜ *Exclusive of sales charge.*

ᵈ *Not annualized.*

ᵉ *Annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	21.21	20.99	21.60	20.80	20.24	19.32
Investment Operations:						
Investment income—net	.38[b]	.76[b]	.77[b]	.83[b]	.83[b]	.86
Net realized and unrealized gain (loss) on investments	(.27)	.31	(.42)	.86	.67	.92
Total from Investment Operations	.11	1.07	.35	1.69	1.50	1.78
Distributions:						
Dividends from investment income—net	(.38)	(.76)	(.77)	(.83)	(.83)	(.86)
Dividends from net realized gain on investments	–	(.09)	(.19)	(.06)	(.11)	–
Total Distributions	(.38)	(.85)	(.96)	(.89)	(.94)	(.86)
Net asset value, end of period	20.94	21.21	20.99	21.60	20.80	20.24
Total Return (%)[c]	.53[d]	5.18	1.64	8.29	7.52	9.35
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.56[e]	1.53	1.49	1.47	1.46	1.47
Ratio of net expenses to average net assets	1.34[e]	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	3.59[e]	3.60	3.62	3.92	4.04	4.30
Portfolio Turnover Rate	3.64[d]	10.47	24.64	15.82	32.62	12.69
Net Assets, end of period ($ x 1,000)	2,812	3,240	4,997	7,835	6,994	6,557

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.00% to 4.04%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	21.20	20.99	21.60	20.79	20.23	19.31
Investment Operations:						
Investment income−net	.36[b]	.72[b]	.71[b]	.78[b]	.77[b]	.81
Net realized and unrealized gain (loss) on investments	(.26)	.29	(.41)	.86	.68	.92
Total from Investment Operations	.10	1.01	.30	1.64	1.45	1.73
Distributions:						
Dividends from investment income−net	(.36)	(.71)	(.72)	(.77)	(.78)	(.81)
Dividends from net realized gain on investments	–	(.09)	(.19)	(.06)	(.11)	–
Total Distributions	(.36)	(.80)	(.91)	(.83)	(.89)	(.81)
Net asset value, end of period	20.94	21.20	20.99	21.60	20.79	20.23
Total Return (%)[c]	.45[d]	4.86	1.37	8.06	7.25	9.02
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.79[e]	1.76	1.73	1.74	1.73	1.72
Ratio of net expenses to average net assets	1.59[e]	1.60	1.60	1.60	1.60	1.60
Ratio of net investment income to average net assets	3.34[e]	3.35	3.32	3.61	3.76	4.01
Portfolio Turnover Rate	3.64[d]	10.47	24.64	15.82	32.62	12.69
Net Assets, end of period ($ x 1,000)	1,984	2,024	3,013	1,788	632	365

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.72% to 3.76%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Texas Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2005, were as follows: tax exempt income $2,258,399 and long term capital gain $237,666. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from May 1, 2005 through October 31, 2005 to reduce the management fee paid by the fund, if the fund's aggregate expenses, excluding Rule 12b-1 distribution plan fees, taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .85% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $48,000 during the period ended October 31, 2005.

During the period ended October 31, 2005, the Distributor retained $783 from commissions earned on sales of the fund's Class A shares and $6,177 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2005, Class B and Class C shares were charged $7,547 and $7,666, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, Class A, Class B and Class C shares were charged $61,151, $3,774 and $2,555, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $10,534 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $24,399, Rule 12b-1 distribution plan fees $2,457, shareholders services plan fees $11,091, chief compliance officer fees $1,239, which are offset against an expense reimbursement currently in effect in the amount of $8,627.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $1,916,923 and $3,203,273, respectively.

At October 31, 2005, accumulated net unrealized appreciation on investments was $1,369,890, consisting of $1,418,822 gross unrealized appreciation and $48,932 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees of the Trust held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant

emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board discussed the results of the comparisons for various periods ended June 30, 2005, noting that the comparison group consisted of the fund and one other fund. The Board noted that the fund's income performance was lower than the income performance of the other fund in the comparison group, but higher than the Lipper category averages, for the 1-, 3-, 5- and 10-year periods. The Board members also noted that the fund's total return was competitive with that of the total return of the other fund in the comparison group for all periods and that the fund's total return was higher than the Lipper category averages for all reported periods. The Board members also discussed the fund's management fee and expense ratio and reviewed the management fee and expense ratios of the comparison group fund. The fund's management fee was slightly higher than the other fund in the comparison group, but its total expense ratio was lower than such fund's expense ratio before any fee waivers. The Board members noted the Manager's current undertaking to waive or reimburse certain fees and expenses to limit the fund's expense ratio. The Board noted that the fund's total expense ratio (after fee waivers and/or expense reimbursements by the Manager) was lower than the other fund in the fund's comparison group fund and the Lipper category average.

Representatives of the Manager noted that there were no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, as the fund and no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such

expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the Trust's Management Agreement with respect to the fund. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund (particularly, the Manager's agreement to waive a portion of its fee) was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Management Agreement with respect to the fund was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Premier State Municipal Bond Fund, Texas Series

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0061SA1005

Dreyfus Premier State Municipal Bond Fund, Virginia Series

SEMIANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Virginia Series, covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Virginia Series perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved total returns of 0.42% for Class A shares, 0.11% for Class B shares and 0.05% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper Virginia Municipal Debt Funds category, and the average total return for all funds reported in the category was 0.35% for the reporting period.[3]

Low inflation expectations and robust investor demand helped municipal bonds withstand the potentially eroding effects of rising short-term interest rates during the reporting period. The fund generally produced a higher return than its Lipper category average, which we attribute to its emphasis on bonds toward the longer end of its maturity range. However, the fund underperformed its benchmark, which invests in bonds from many states, not just Virginia, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Virginia state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Virginia state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

In its ongoing effort to forestall inflationary pressures, the Federal Reserve Board (the "Fed") raised the overnight federal funds rate from 2.75% at the start of the reporting period to 3.75% by the end. On November 1, 2005, just one day after the reporting period's close, the Fed acted again, hiking the federal funds rate to 4%.

Yields of municipal bonds with short maturities rose along with interest rates, eroding their value. Contrary to historical norms, however, longer-term bond yields remained remarkably stable during most of the reporting period, as their prices were supported by low inflation expectations among investors. As a result, yield differences between shorter- and longer-term bonds narrowed, producing better performance at the long end of the maturity spectrum.

In addition, municipal bonds generally benefited from improving fiscal conditions in Virginia. A strong economy and a reputation for sound financial management have enabled the state to maintain a "triple-A" credit rating. Bond prices also were supported by favorable supply-and-demand dynamics on a national level, in which higher levels of new issuance were absorbed easily by robust demand from investors.

In this environment, we emphasized bonds with maturities of 20 years or more, and we de-emphasized securities with shorter final maturities. This strategy enabled the fund to participate more fully in strength at the longer end of the maturity spectrum. However, we tended to favor bonds subject to optional early redemption by their issuers, which helped keep the fund's sensitivity to changing interest rates in line with industry averages. When making new purchases, we focused primarily on bonds selling at modest premiums to their face values, which historically have held more of their value during market setbacks.

What is the fund's current strategy?

In the wake of stronger-than-expected economic data, the Fed has signaled its intention to continue raising short-term interest rates. Yet, we are aware that rising interest rates and high energy prices have eroded consumer confidence, potentially constraining future growth. Accordingly, we have maintained the fund's focus on premium-structured, callable bonds with longer final maturities. Of course, we are prepared to adjust our strategies as market conditions change.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Virginia residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Virginia Series from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.95	$ 7.52	$ 8.72
Ending value (after expenses)	$1,004.20	$1,001.10	$1,000.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.99	$ 7.58	$ 8.79
Ending value (after expenses)	$1,020.27	$1,017.69	$1,016.48

† *Expenses are equal to the fund's annualized expense ratio of .98% for Class A, 1.49% for Class B, and 1.73% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
October 31, 2005 (Unaudited)

Long-Term Municipal Investments—100.2%	Principal Amount ($)	Value ($)
Virginia—85.4%		
Alexandria, Consolidated Public Improvement 5.50%, 6/15/2010	2,625,000 [a]	2,875,294
Alexandria Redevelopment and Housing Authority, Multi-Family Housing Mortgage Revenue (Buckingham Village Apartments) 6.125%, 7/1/2021	3,000,000	3,063,000
Bristol, Utility System Revenue 5.25%, 7/15/2020 (Insured; MBIA)	2,185,000	2,352,437
Chesapeake, Public Improvement 5.50%, 12/1/2017	1,750,000	1,919,627
Chesapeake Toll Road, Expressway Revenue 5.625%, 7/15/2019	1,250,000	1,317,200
Danville Industrial Development Authority, HR (Danville Regional Medical Center) 5.25%, 10/1/2028 (Insured; AMBAC)	1,500,000	1,638,270
Dulles Town Center Community Development Authority, Special Assessment Tax (Dulles Town Center Project) 6.25%, 3/1/2026	2,985,000	3,147,951
Economic Development Authority of James City County, Residential Care Facility First Mortgage Revenue (Williamsburg Landing, Inc.) 5.50%, 9/1/2034	750,000	744,893
Fairfax County Water Authority, Water Revenue:		
5.50%, 4/1/2010	1,655,000 [a]	1,808,137
5.50%, 4/1/2010	1,830,000 [a]	1,999,330
5%, 4/1/2027	2,155,000	2,245,812
Hampton Redevelopment and Housing Authority, First Mortgage Revenue (Olde Hampton Hotel Associates Project) 6.50%, 7/1/2016	1,300,000	1,246,856
Industrial Development Authority of Albemarle County, HR (Martha Jefferson Hospital) 5.25%, 10/1/2015	1,445,000	1,534,850
Industrial Development Authority of Pittsylvania County, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project) 7.65%, 1/1/2010	1,000,000	1,075,900

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Virginia (continued)		
Industrial Development Authority of the County of Prince William, Revenue:		
Educational Facilities (Catholic Diocese Arlington) 5.50%, 10/1/2033	1,000,000	1,030,130
Residential Care Facility, First Mortgage (Westminster Lake Ridge) 6.625%, 1/1/2026	1,000,000	1,020,410
Industrial Development Authority of the County of Spotsylvania, Public Facility Revenue (Spotsylvania School Facilities Project) 5%, 2/1/2030 (Insured; AMBAC)	1,500,000	1,545,375
Isle of Wight County Industrial Development Authority, Solid Waste Disposal Facilities Revenue (Union Camp Corp. Project) 6.10%, 5/1/2027	2,850,000	2,915,578
Loudoun County Sanitation Authority, Water and Sewer Revenue 5%, 1/1/2033	2,000,000	2,062,940
Manassas, GO Public Improvement 4.375%, 7/1/2025	1,170,000 [b]	1,142,762
Metropolitan Washington Airports Authority, Airport System Revenue 4.75%, 10/1/2035 (Insured; MBIA)	1,000,000	973,170
Prince William County Service Authority, Water and Sewer System Revenue 5%, 7/1/2032	2,000,000	2,067,260
Richmond, Public Utility Revenue:		
5%, 1/15/2027 (Insured; FSA)	1,830,000	1,905,927
5%, 1/15/2033 (Insured; FSA)	1,000,000	1,022,670
Richmond Metropolitan Authority, Expressway Revenue 5.25%, 7/15/2017 (Insured; FGIC)	3,100,000	3,383,960
Roanoke Industrial Development Authority, HR (Carilion Health System) 5.50%, 7/1/2021 (Insured; MBIA)	2,500,000	2,669,900
Tobacco Settlement Financing Corp. of Virginia, Tobacco Settlement Asset-Backed Bonds 5.625%, 6/1/2037	2,000,000	2,044,480

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Virginia (continued)		
Upper Occoquan Sewer Authority, Regional Sewer Revenue 5%, 7/1/2014 (Insured; MBIA)	1,000,000	1,079,800
Virginia Commonwealth Transportation Board, Transportation Revenue (Northern Virginia Transportation District Program) 5.25%, 5/15/2009	1,570,000 a	1,683,244
Virginia Commonwealth University, General Revenue Pledge 5.75%, 5/1/2006	1,200,000 a	1,240,416
Virginia Housing Development Authority, Multi-Family Housing 5.95%, 5/1/2016	1,000,000	1,022,310
Virginia Public Building Authority, Public Facilities Revenue 5.75%, 8/1/2010	2,700,000 a	2,965,788
Virginia Resource Authority, Clean Water Revenue State Revolving Fund 5.375%, 10/1/2010	3,035,000 a	3,293,461
U.S. Related—14.8%		
The Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds:		
6%, 7/1/2010	1,500,000 a	1,657,695
Zero Coupon, 5/15/2050	8,000,000	492,480
Commonwealth of Puerto Rico:		
7.628%, 7/1/2012 (Insured; MBIA)	2,950,000 c,d	3,592,274
(Public Improvement):		
6%, 7/1/2007	1,500,000 a	1,590,540
5.50%, 7/1/2012 (Insured; MBIA)	50,000	55,443
Virgin Islands Public Finance Authority, Revenue Gross Receipts Taxes Loan Note 6.50%, 10/1/2024	3,000,000	3,341,400
Total Investments (cost $69,485,914)	**100.2%**	**72,768,970**
Liabilities, Less Cash and Receivables	**(.2%)**	**(141,368)**
Net Assets	**100.0%**	**72,627,602**

Summary of Abbreviations

ACA	American Capital Access	**GO**	General Obligation
AGC	ACE Guaranty Corporation	**HR**	Hospital Revenue
AGIC	Asset Guaranty Insurance Company	**IDB**	Industrial Development Board
		IDC	Industrial Development Corporation
AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
ARRN	Adjustable Rate Receipt Notes	**LOC**	Letter of Credit
BAN	Bond Anticipation Notes	**LOR**	Limited Obligation Revenue
BIGI	Bond Investors Guaranty Insurance	**LR**	Lease Revenue
		MBIA	Municipal Bond Investors Assurance Insurance Corporation
BPA	Bond Purchase Agreement		
CGIC	Capital Guaranty Insurance Company		
		MFHR	Multi-Family Housing Revenue
CIC	Continental Insurance Company	**MFMR**	Multi-Family Mortgage Revenue
CIFG	CDC Ixis Financial Guaranty	**PCR**	Pollution Control Revenue
CMAC	Capital Market Assurance Corporation	**RAC**	Revenue Anticipation Certificates
		RAN	Revenue Anticipation Notes
COP	Certificate of Participation	**RAW**	Revenue Anticipation Warrants
CP	Commercial Paper	**RRR**	Resources Recovery Revenue
EDR	Economic Development Revenue	**SAAN**	State Aid Anticipation Notes
EIR	Environmental Improvement Revenue	**SBPA**	Standby Bond Purchase Agreement
FGIC	Financial Guaranty Insurance Company	**SFHR**	Single Family Housing Revenue
		SFMR	Single Family Mortgage Revenue
FHA	Federal Housing Administration	**SONYMA**	State of New York Mortgage Agency
FHLB	Federal Home Loan Bank		
FHLMC	Federal Home Loan Mortgage Corporation	**SWDR**	Solid Waste Disposal Revenue
		TAN	Tax Anticipation Notes
FNMA	Federal National Mortgage Association	**TAW**	Tax Anticipation Warrants
		TRAN	Tax and Revenue Anticipation Notes
FSA	Financial Security Assurance		
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance
GIC	Guaranteed Investment Contract		
GNMA	Government National Mortgage Association		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	49.0
AA		Aa		AA	23.6
A		A		A	3.5
BBB		Baa		BBB	14.0
Not Rated[e]		Not Rated[e]		Not Rated[e]	9.9
					100.0

[†]   Based on total investments.

[a]   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b]   Purchased on a delayed delivery basis.

[c]   Inverse floater security—the interest rate is subject to change periodically.

[d]   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2005, this security amounted to $3,592,274 or 4.9% of net assets.

[e]   Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	69,485,914	72,768,970
Interest receivable		1,065,754
Receivable for investment securities sold		1,047,079
Receivable for shares of Beneficial Interest subscribed		10,470
Prepaid expenses		9,896
		74,902,169
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		56,927
Cash overdraft due to Custodian		1,009,674
Payable for investment securities purchased		1,149,142
Payable for shares of Beneficial Interest redeemed		23,080
Accrued expenses		35,744
		2,274,567
Net Assets ($)		**72,627,602**
Composition of Net Assets ($):		
Paid-in capital		71,092,837
Accumulated net realized gain (loss) on investments		(1,748,291)
Accumulated net unrealized appreciation (depreciation) on investments		3,283,056
Net Assets ($)		**72,627,602**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	62,887,489	6,483,624	3,256,489
Shares Outstanding	3,750,090	386,747	194,333
Net Asset Value Per Share ($)	**16.77**	**16.76**	**16.76**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**1,913,834**
Expenses:	
Management fee–Note 3(a)	211,028
Shareholder servicing costs–Note 3(c)	126,080
Distribution fees–Note 3(b)	30,221
Professional fees	17,720
Registration fees	10,609
Prospectus and shareholders' reports	6,522
Custodian fees	4,823
Trustees' fees and expenses–Note 3(d)	1,090
Loan commitment fees–Note 2	231
Miscellaneous	7,590
Total Expenses	**415,914**
Less–reduction in management fee due to undertaking–Note 3(a)	(10,122)
Net Expenses	**405,792**
Investment Income–Net	**1,508,042**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	24,107
Net unrealized appreciation (depreciation) on investments	(1,229,834)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,205,727)**
Net Increase in Net Assets Resulting from Operations	**302,315**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income–net	1,508,042	2,984,287
Net realized gain (loss) on investments	24,107	(79,117)
Net unrealized appreciation (depreciation) on investments	(1,229,834)	1,544,890
Net Increase (Decrease) in Net Assets Resulting from Operations	**302,315**	**4,450,060**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,329,689)	(2,599,675)
Class B shares	(123,943)	(278,594)
Class C shares	(54,410)	(106,018)
Total Dividends	**(1,508,042)**	**(2,984,287)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,623,994	3,312,192
Class B shares	134,169	251,314
Class C shares	125,763	539,710
Dividends reinvested:		
Class A shares	804,550	1,547,887
Class B shares	58,004	140,648
Class C shares	27,113	39,131
Cost of shares redeemed:		
Class A shares	(4,650,802)	(8,284,926)
Class B shares	(1,065,893)	(2,844,122)
Class C shares	(157,271)	(853,324)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,100,373)**	**(6,151,490)**
Total Increase (Decrease) in Net Assets	**(4,306,100)**	**(4,685,717)**
Net Assets ($):		
Beginning of Period	76,933,702	81,619,419
End of Period	**72,627,602**	**76,933,702**

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	95,276	195,437
Shares issued for dividends reinvested	47,247	91,346
Shares redeemed	(273,960)	(490,944)
Net Increase (Decrease) in Shares Outstanding	**(131,437)**	**(204,161)**
Class B[a]		
Shares sold	7,866	14,800
Shares issued for dividends reinvested	3,406	8,308
Shares redeemed	(62,629)	(168,700)
Net Increase (Decrease) in Shares Outstanding	**(51,357)**	**(145,592)**
Class C		
Shares sold	7,376	32,145
Shares issued for dividends reinvested	1,593	2,310
Shares redeemed	(9,220)	(50,343)
Net Increase (Decrease) in Shares Outstanding	**(251)**	**(15,888)**

[a] *During the period ended October 31, 2005, 34,995 Class B shares representing $595,275 were automatically converted to 34,987 Class A shares and during the period ended April 30, 2005, 79,703 Class B shares representing $1,350,947 were automatically converted to 79,691 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except porfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2005 (Unaudited)	2005	2004	2003	2002a	2001
Per Share Data ($):						
Net asset value, beginning of period	17.04	16.73	17.17	16.68	16.51	15.84
Investment Operations:						
Investment income—net	.35b	.66b	.68b	.76b	.79b	.81
Net realized and unrealized gain (loss) on investments	(.28)	.31	(.44)	.49	.17	.67
Total from Investment Operations	.07	.97	.24	1.25	.96	1.48
Distributions:						
Dividends from investment income—net	(.34)	(.66)	(.68)	(.76)	(.79)	(.81)
Net asset value, end of period	16.77	17.04	16.73	17.17	16.68	16.51
Total Return (%)c	.42d	5.87	1.39	7.64	5.86	9.54
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.00e	.99	.97	.96	.94	.93
Ratio of net expenses to average net assets	.98e	.98	.97	.96	.94	.93
Ratio of net investment income to average net assets	4.01e	3.88	3.99	4.49	4.68	4.99
Portfolio Turnover Rate	14.58d	36.57	75.03	46.83	18.46	31.73
Net Assets, end of period ($ x 1,000)	62,887	66,155	68,341	72,390	72,249	68,144

Year Ended April 30, (2005, 2004, 2003, 2002a, 2001)

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. There was no effect of this change for the period ended April 30, 2002. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005	2004	2003	2002a	2001
Per Share Data ($):						
Net asset value, beginning of period	17.04	16.72	17.17	16.67	16.51	15.83
Investment Operations:						
Investment income−net	.30b	.56b	.59b	.67b	.70b	.73
Net realized and unrealized gain (loss) on investments	(.28)	.33	(.45)	.51	.16	.68
Total from Investment Operations	.02	.89	.14	1.18	.86	1.41
Distributions:						
Dividends from investment income−net	(.30)	(.57)	(.59)	(.68)	(.70)	(.73)
Net asset value, end of period	16.76	17.04	16.72	17.17	16.67	16.51
Total Return (%)c	.11d	5.40	.82	7.17	5.26	9.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.52e	1.51	1.48	1.46	1.45	1.44
Ratio of net expenses to average net assets	1.49e	1.49	1.48	1.46	1.45	1.44
Ratio of net investment income to average net assets	3.50e	3.37	3.48	3.98	4.17	4.48
Portfolio Turnover Rate	14.58d	36.57	75.03	46.83	18.46	31.73
Net Assets, end of period ($ x 1,000)	6,484	7,465	9,761	14,593	16,265	19,035

a   As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. There was no effect of this change for the period ended April 30, 2002. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

b   Based on average shares outstanding at each month end.

c   Exclusive of sales charge.

d   Not annualized.

e   Annualized.

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	17.03	16.71	17.16	16.66	16.50	15.83
Investment Operations:						
Investment income−net	.28[b]	.53[b]	.56[b]	.63[b]	.66[b]	.69
Net realized and unrealized gain (loss) on investments	(.27)	.32	(.46)	.51	.16	.67
Total from Investment Operations	.01	.85	.10	1.14	.82	1.36
Distributions:						
Dividends from investment income−net	(.28)	(.53)	(.55)	(.64)	(.66)	(.69)
Net asset value, end of period	16.76	17.03	16.71	17.16	16.66	16.50
Total Return (%)[c]	.05[d]	5.16	.58	6.92	5.01	8.75
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.75[e]	1.73	1.71	1.70	1.68	1.67
Ratio of net expenses to average net assets	1.73[e]	1.72	1.71	1.70	1.68	1.67
Ratio of net investment income to average net assets	3.26[e]	3.14	3.25	3.74	3.92	4.27
Portfolio Turnover Rate	14.58[d]	36.57	75.03	46.83	18.46	31.73
Net Assets, end of period ($ x 1,000)	3,256	3,314	3,518	4,055	3,286	2,367

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. There was no effect of this change for the period ended April 30, 2002. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[e] Not annualized.

[d] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Virginia Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as, if any, an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $1,772,398 available for federal income tax purposes to be applied against future net secu-rities profits, if any, realized subsequent to April 30, 2005. If not applied, $602,434 of the carryover expires in fiscal 2009, $151,002 expires in fiscal 2010, $939,845 expires in fiscal 2011 and $79,117 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fis-cal year ended April 30, 2005 was as follows: tax exempt income $2,984,287. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from May 1, 2004 through October 31, 2005 to reduce the management fee paid by the fund, if the fund's aggregate expenses, excluding Rule 12b-1 distribution plan fees, taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $10,122 during the period ended October 31, 2005.

During the period ended October 31, 2005, the Distributor retained $3,584 from commissions earned on sales of the fund's Class A shares and $4,115 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2005, Class B and Class C shares were charged $17,701 and $12,520, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, Class A, Class B and Class C shares were charged $82,898, $8,851 and $4,173, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $25,148 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $35,036, Rule 12b-1 distribution plan fees $4,880, compliance officer fees $1,239 and shareholder services plan fees $15,772.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $12,691,198 and $10,935,789, respectively.

At October 31, 2005, accumulated net unrealized appreciation on investments was $3,283,056, consisting of $3,434,785 gross unrealized appreciation and $151,729 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees of the Trust held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant

emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's income performance was higher than the comparison group and Lipper category averages for the 1-, 3-, 5- and 10-year periods. The Board members also noted that the fund's total return was higher than the comparison group averages for the 1-, 5-, and 10-year periods, but lower for the 3-year period, and that the fund's total return was higher than the Lipper category averages for all reported periods. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The fund's management fee was lower than the fund's comparison group average. The Board members noted the Manager's current undertaking to waive or reimburse certain fees and expenses to limit the fund's expense ratio. The Board noted that the fund's total expense ratio (after fee waivers and/or expense reimbursements by the Manager) was higher than the fund's comparison group average, but was lower than the Lipper category average.

Representatives of the Manager noted that there were no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, as the fund and no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information

prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the Trust's Management Agreement with respect to the fund. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was generally satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Trust's Management Agreement with respect to the fund was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Premier State Municipal Bond Fund, Virginia Series

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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